04046104

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS 30/F, New World Tower
18 Queen's Road Central
Hong Kong

**FORMER NAME

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2971

FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/12/04

New World Development Company Limited

ARI S
6-30-02


New World
FIRST FERRY
新世界傳動網

annual report 2002

Listed in Hong Kong since 1972, New World Development is a leading conglomerate and a constituent of Hong Kong's benchmark Hang Seng index. Strategically focused on Hong Kong and Mainland China, the Group's four core businesses include property, infrastructure, services and telecommunications.

Property

Our property development portfolio is focused on residential usage in Hong Kong. This is complemented by a sizeable investment property portfolio comprising shopping malls, offices, hotels and service apartments. Our China property arm – New World China Land – is one of China's leading property developers.

Infrastructure

Our infrastructure businesses in Hong Kong, Macau and Mainland China include cargo handling, roads, bridges, water and energy operation.


New World Centr

Services

Our service businesses cover a wide range of activities, including contracting and engineering, facilities management, transportation, financial and environmental services.

Telecommunications

In telecommunications, New World Telephone provides the full spectrum of fixed-line, broadband, data and IDD services, while New World Mobility offers innovative and customer-oriented mobile and multimedia services.


新世界傳動網
New World Mobility

	FY2002 HK$m	FY2001 HK$m (As restated)	Change %
Turnover	**22,874.6**	24,382.4	-6.2
Operating profit before financing costs and income	**3,102.6**	1,770.7	75.2
Share of results of associated companies and jointly controlled entities	**565.1**	885.5	-36.2
Profit attributable to shareholders	**1,275.4**	46.4	2,648.7
Net cash inflow from operating activities	**1,942.1**	3,037.7	-36.1
Total assets	**126,774.9**	130,479.1	-2.8

Turnover
HK$ million


FY2002
22,874.6
FY2001
24,382.4

Operating profit before financing costs and income
HK$ million


FY2002
3,102.6
FY2001
1,770.7

Share of results of associated companies and jointly controlled entities
HK$ million


FY2002
565.1
FY2001
885.5

Profit attributable to shareholders
HK$ million


FY2002
1,275.4
FY2001
46.4

Net cash inflow from operating activities
HK$ million


FY2002
1,942.1
FY2001
3,037.7

Total assets
HK$ million


FY2002
126,774.9
FY2001
130,479.1



Fellow Shareholders,

New World Development continues to strengthen operations within its four core businesses of Property, Infrastructure, Services and Telecommunications in Hong Kong and Mainland China. In the face of the challenging economic and market conditions of the past 12 months, our diversified portfolio of multiple earnings streams has served us well.

The world's economy is expected to remain vulnerable. Despite the global slowdown, China remains a market with unprecedented potential. Over the years it has been one of the fastest-growing regions in the world. China's successful accession into the WTO, progressive changes at every level of business, banking and government, and rising disposable incomes, are all adding powerful economic stimulus that promise sustainable growth.

Hong Kong is uniquely positioned as the best place to integrate with the fast-growing Pearl River Delta Region and to capitalize on the opening up of China's economy and markets. And Hong Kong people continue to show resilience in the face of economic adversity. Their entrepreneurial skills and ability for sheer hard work will help Hong Kong re-orient its economy for future growth through a broad variety of strong and promising businesses.

At New World the breadth and maturity of our own businesses is allowing us to weather the prevailing storms. With the Group's firm establishment in Hong Kong and Mainland China, we have a major competitive advantage in terms of being able to grasp future opportunities to benefit our growth. Although the global economic slowdown persists, with each business now having gained clear momentum and scale, the Group remains confident that it can achieve solid and sustainable earnings in the years to come.

Dr. Cheng Yu-Tung

Chairman

Hong Kong, 18 October 2002



Fellow Shareholders,

Review of Results

New World Development made good progress during the year with profit attributable to shareholders amounting to HK$1,275.4 million. Earnings per share were HK$0.60.

In August 2001, the Group completed the sale of the Regent Hotel. Together with the launch of six residential projects, total cash generated from property sales in Hong Kong amounted to over HK$4,300 million. The Group also stepped up its land acquisition programme to strengthen its land reserves, paving the way for growth in the years to come.

The Group's overall rental portfolio was able to maintain high occupancy levels during the year although rental rates for certain investment properties were under pressure.

Stronger cash inflow was generated through increased property sales at New World China Land Limited ("NWCL"). Turnover increased 60% to HK$939.4 million. More projects were launched in the market than in previous years, with demand for each project remaining encouraging.

New World Infrastructure Limited ("NWI") reported a loss of HK$148.4 million, which was primarily due to decreased income from its Bridge Segment and its Energy Segment, and the operating loss of its technology projects. During the year, NWI incurred impairment losses and made provisions for diminution in the value of certain investments.

New World Services Limited ("NWS") reported a 3.6% increase in net profit to HK$848.7 million. The diversity and synergy of NWS's operations have provided a strong cushion against economic downturn, with the net margin increasing to 7.3% compared to 7.0% in the previous year.

There was a marked improvement in the Group's telecommunications businesses. Our two key operating companies – New World Telephone and New World Mobility – have strengthened their market position significantly with higher quality revenue and the application of more stringent cost controls. These initiatives have helped the businesses achieve a net profit for the first time.

Proposed Group Reorganization

Today, the Board of Directors resolved to implement a Group reorganization. The broad terms of the reorganization are set out below: Pacific Ports Company Limited ("Pacific Ports") will acquire New World Services Limited in a share-for-share exchange. The traditional infrastructure assets of NWI will be acquired by Pacific Ports for a combined cash and shares consideration and Pacific Ports also undertakes to pay certain liabilities of NWI. Immediately following the completion of reorganization, NWI's entire holding of Pacific Ports shares will be distributed to the NWI shareholders, resulting in the NWI shareholders holding direct interest in Pacific Ports instead of indirect interest through NWI. Upon completion of the reorganization and the distribution, New World Development will own 54.25% in NWI and 52.00% in Pacific Ports. Pacific Ports will be renamed as NWS Holdings Limited.

The proposed reorganization creates a more rational and streamlined structure for the Group and unlocks the value of these subsidiaries. The new structure will bring about a more steamlined and efficient corporate and capital structure for the Group, with better alignment and utilisation of assets and liabilities of these principal subsidiaries. NWS Holdings Limited will hold the Group's existing services, infrastructure and port businesses and be the vehicle for future investments in these sectors. NWI will adopt a fresh business focus by concentrating on the TMT sectors in Mainland China.

The Group's financial position will also be strengthened and capital structure optimized. The broad asset base and strong cash flow of the newly formed NWS Holdings Limited will allow it to have a stronger debt servicing capability and lower cost of capital, which will gradually reduce the overall debt level and gearing ratio of the Group.

Outlook

The proposed new corporate structure allows us to further build on the strengths of our solid business platform of property, infrastructure, services and telecommunications. For New World Development, more properties will be launched in the market, generating much greater cash inflow in the near future.

For NWCL, the increase in completion of properties intended for sale and for investment over the next few years should yield strong cash inflow and profits. Strong contributions from the newly formed NWS Holdings Limited, together with the increased positive cash flow contributed from both New World Telephone and New World Mobility, will continue to underpin liquidity and interest coverage. All the above will bring a marked improvement to the Group's financial position and allow the Group to deliver higher returns to our Shareholders.

Acknowledgement

Our dedicated management team and employees of New World Development bring deep experience and knowledge to our businesses. I would like to extend my thanks to our colleagues on the Board and all staff members for their hard work and unswerving loyalty for the period under review.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 October 2002

property

Hong Kong Property Development

Despite a sluggish economic environment in Hong Kong, the Group's property sales were satisfactory. During the period under review, the Group recorded sales revenues of over HK$4,300 million. This sum represents proceeds from sales of residential projects including Monte Carlton, Sereno Verde Phase I and the sale of the Regent Hotel. The Group also shared the results of the sales of residential flats in Villa Carlton, Tung Chung Crescent and the Belcher's.

The Group is dedicated to delivering high-quality developments to satisfy the needs of homebuyers while maintaining stringent cost controls. In the coming financial year, the Group expects to have eight residential projects – with various interests depicted in the table below and comprising over 6,400 flats – ready for sale.

The Group now has 40 property development projects with a total attributable gross floor area ("GFA") of 11.7 million sq. ft.. The Group recently acquired interests in five projects: 440-442 Prince Edward Road West; 7-10 West End Terrace; Piper's Hill NKIL6378; Fanling Sheung Shui Town Lot No. 182 and various lots in DD51 and MTR Tseung Kwan O Station Package 1, Area 55b. Upon completion, the total GFA of these projects will exceed 3 million sq. ft..

Project	Location	Area for sale sq. ft.	Gross no. of units	Group's interest %
Sky Tower	Kowloon City	1,500,368	2,208	20.0
Queen Street (Queen's Terrace)	Sheung Wan	840,000	1,148	50.0
11-15 MacDonnell Road	Mid-Levels	62,780	28	33.3
2 Park Road	Mid-Levels	150,280	148	100.0
King's Park	Homantin	1,000,000	700	30.0
Sereno Verde Phase II	Yuen Long	441,580	528	56.0
Seaview Crescent	Tung Chung	1,015,069	1,536	16.4
Bijou Apartments	Mongkok	76,412	171	50.0
Total		**5,086,489**	**6,467**	

Right: Our renovation programme at New World Centre Tsim Sha Tsui has created a fresh new shopping environment and improved pedestrian access.





Seaview Crescent in Tung Chung. This residential development of 1,536 apartments is located near Hong Kong International Airport.

At present, the Group's attributable agricultural land bank amounts to nearly 20 million sq. ft.

Agricultural land bank	Total land area sq. ft.	Group's share of land area sq. ft.
Yuen Long	14,625,000	13,141,100
Fanling	2,360,000	2,360,000
Shatin / Tai Po	3,530,000	2,642,000
Sai Kung	1,950,000	1,688,000
Tuen Mun	120,000	120,000
Total	**22,585,000**	**19,951,100**

The Group plans to finalise land premium payments for the conversion of land use and/or land exchange applications for 10 residential projects with a total attributable GFA of over 3.5 million sq. ft.. The Group will be cautious when assessing new property projects acquisitions under the prevailing market conditions.

Hong Kong Property Investment

Gross rental for the Group's investment properties in Hong Kong amounted to HK$1,612.5 million, a 6% decrease. Notwithstanding the deflationary economic environment and weak consumer spending, the Group has held fast to its commitment to upgrading its investment properties to ensure they are competitive.

New World Centre, the Group's flagship investment property, completed a major refurbishment programme of its shopping mall in mid-2001 to accommodate a diversified mix of renowned retailers. More recently "The Amazon" (formerly known as "Palace Mall") featuring the Teddy Bear Kingdom on its basement level. New tenants were secured as a result of the opening of the Teddy Bear Kingdom in August 2002. Despite all these efforts, the leasing and the pedestrain traffic of New World Centre has been adversely affected by the prolonged public transport construction works in the vicinity.



Occupancy at our underground shopping mall – 'The Amazon' – is improving following the opening of the Teddy Bear Kingdom, a new concept in family entertainment.

In the face of the prevailing sluggish economy, the Group has also tried to maintain and raise occupancy throughout its portfolio.

Offices During the year, despite the ample supply of office space in Central and neighbouring areas, New World Tower and Manning House achieved near 90% occupancy while Methodist House was almost 80% leased.

Shopping Malls The Group's major shopping malls – including Discovery Park Shopping Mall, Telford Plaza and Pearl City – all attained virtually full occupancy.

As part of its continuing efforts to improve the value of its portfolio, the Group is upgrading facilities and enhancing the image of its investment properties. Two major new projects include the multi-purpose complex in Hanoi Road and the extension of the New World Centre in Tsim Sha Tsui. When completed, the two projects will have a total GFA of about 2 million sq. ft..

Hotels and Restaurants The Group now has a total of 16 hotels in Hong Kong, Mainland China and Southeast Asia. Contributions from the Group's hotels have dropped due to the sale of The Regent in August 2001 and drop in room rates for some of the hotels.

The Group's three hotels in Hong Kong, including the Grand Hyatt Hong Kong, Renaissance Harbour View and New World Renaissance Hotel, maintained stable occupancy. This was due to the fall in overseas business travellers after the September 11 event being offset by the increase in tourist arrivals from Mainland China.


SERENO VERDE
蝶翠峰
示範單位

Sereno Verde in Yuen Long is one of many quality residential developments in our Hong Kong property portfolio.

The Group's four hotels in Southeast Asia – New World Renaissance Hotel in Makati, New World Hotel and Renaissance Riverside Hotel in Ho Chi Minh City and New World Renaissance Hotel in Kuala Lumpur – have all achieved an improvement in occupancy during the year. The Group's nine hotels in Mainland China recorded an increase in operating profit and occupancy rates, reflecting the country's steady economic growth and the early benefits accruing from China's accession to the World Trade Organization ("WTO").

Expansion of the Hong Kong hotel portfolio continued during the year. The Group is currently developing a 600-room hotel at the Chinese University campus and progressing plans for the 1 million sq. ft. New World Centre Extension.

China Property

New World China Land Limited ("NWCL"), the Group's 70%-owned PRC property arm, recorded a profit attributable to shareholders of HK$137.1 million. NWCL proposed a first-time dividend of HK$0.02 per share with continued increase in cash flow. NWCL's property portfolio currently comprises 39 major development projects across 19 cities with a total GFA of 189 million sq. ft.. It also includes ten completed investment properties comprising hotels, offices, shopping malls, and resorts with a total GFA of over 5.3 million sq. ft..

During the year, NWCL completed 17 property development projects with a total GFA of 10.25 million sq. ft. in eleven cities. The majority of these projects are residential and strong sales

Also in Yuen Long, The Parcville is one of the 'greenest' residential estates in Hong Kong.



were recorded during the year. In FY2003, NWCL will complete 19 property development projects in 12 cities with a total GFA of 11.9 million sq. ft.. With the increase in completion of development properties, the marketplace is seeing compelling evidence of our ability to deliver quality projects and our brand is becoming increasingly recognized.

In the next financial year, four investment projects with a total GFA of 4.4 million sq. ft. are scheduled to be completed of which two of them are located in Shanghai – Hong Kong New World Tower and Ramada Plaza which are scheduled for completion by the end of 2002. Together with Nanjing New World Centre and Dalian New World Centre Phase II, both of which are set for completion in FY2003, they will significantly enhance the Group's rental income.


HANJIN
9机
ZPMC
LINE
MAN

infrastructure

Basic Infrastructure

In the financial year ended 30 June 2002, New World Infrastructure Limited ("NWI"), affected mainly by the following two factors, recorded a loss of HK$148.4 million as compared to the prior year's HK$94.1 million (as restated due to the impairment loss on goodwill previously written-off to reserves now adjusted in the profit and loss account).

Firstly, Attributable Operating Profit ("AOP") decreased by HK$283.6 million to HK$874.2 million. The reduction in AOP came mainly from the Bridge segment and the Energy segment, which accounted for HK$404.4 million of the AOP as compared to HK$618.9 million in FY2001. The attributable operating loss of the Telecommunications, Media and Technology ("TMT") segment amounted to HK$102.4 million, an increase of HK$69.1 million over FY2001.

Secondly, non-recurring items comprising mainly impairment losses and provision for diminution in value of certain investments amounted to HK$331.1 million. The total non-recurring losses were offset by the profit on disposal of a 9.75% effective interest in Asia Container Terminals Limited, the joint developer of Container Terminal No. 9, amounting to HK$135.5 million.

Left: CSX World Terminals operates Berth 3, one of the world's most productive terminals, at Kwai Chung Container Port, Hong Kong.

Cargo Handling

Cargo Handling segment AOP increased by 27% to HK$306.7 million, compared to HK$242.4 million in FY2001.

The throughput volume of Xiamen Xiangyu Container Terminal and Sea-Land Orient (Tianjin) Container Terminals Co. Ltd. continued to grow in the prevailing difficult operating conditions by 52% and 15% respectively compared to the prior corresponding year. The AOP of these two PRC port projects increased a total of HK$5.9 million.

In Hong Kong, the AOP of Container Terminal No. 3 increased to HK$121.0 million from HK$92.7 million despite the decrease in throughput volume of 21%. As a large part of this drop in throughput involved low-margin traffic overflow to other terminals, the decrease in operating profit was only modest and was in fact ultimately reversed by a significant reduction in overheads.

ATL Logistics Centre's average occupancy rate was steady at 93.6%. AOP for the year was HK$142.4 million, compared to HK$141.1 million in FY2001.


SENATOR
HANJIN
SENATOR
HANJIN
HANJIN
HANJIN
HANJIN
HANJIN

ATL Logistics Centre is the world's first and largest intelligent multi-storey drive-in cargo facility.

Road and Bridge

The AOP of the Road and Bridge segment for the year was HK$242.3 million, a decrease of 42% as compared to HK$418.5 million for FY2001.

In Southern Guangdong, the average daily traffic flow of Guangzhou City Northern Ring Road ("GNRR") was affected by the diversion effect of the Guangyuan East Road. GNRR traffic flow decreased 8% to 120,556 vehicles from 130,747 vehicles per day resulting in AOP contribution reduction of HK$58.7 million, while the Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) experienced a 17% growth in average daily traffic flow and contributed HK$14.1 million more in AOP. Performance of most of the road projects in Western Guangdong was stable with traffic growth of 3% to 5% in FY2002. For the road projects in Northern Guangdong, although traffic flow was stable, results were affected by the operating losses of Roadway 1906 (Qingcheng Section) during its first year of operation. Shenzhen-Huizhou Roadway and Expressway in Eastern Guangdong experienced an increase in average daily traffic flow of 5% and 16% respectively. The AOP contribution from the Hui-Ao Roadway however decreased by HK$20.2 million mainly due to the finance costs and overheads incurred since the operation of the Hui-Ao Section in October 2000.

There was no significant fluctuation in the traffic flow of the Guangxi road network, while the performance of the Shanxi road network was satisfactory. Other roadways like the Wuhan Airport Expressway in Wuhan and the Tangjin Expressway in Tianjin, both recorded increases of over 15% in average daily traffic flow.

Loss of AOP contribution from the Guangzhou Three New Bridges after their disposal in January 2001 caused a decrease in the AOP of the Road and Bridge segment of HK$104.5 million. Of the remaining four bridge projects in this segment, three witnessed improvement in traffic flow. Only the traffic flow of the Yonghe Bridge was reduced and this was due to the opening of the Tangjin Expressway Section II.

Average daily traffic flow of Wuhan Bridges in FY2002 grew by 12%. However, a one time provision for legal claim and staff welfare fund decreased current year's AOP by HK$14.5 million. In September 2002, the Wuhan City Government announced that the toll collection right of five bridges in Wuhan, including Yangtze Bridge No.2, would be ceased with



Guangzhou City Northern Ring Road connects the Guangzhou-Foshan Expressway in the west and the Guangzhou-Shenzhen-Zhuhai Superhighway in the east.

effect from 1 October 2002. The Government has undertaken to compensate investors on mutually acceptable terms. Although it is difficult to estimate the outcome of the subsequent negotiation with the Government, it is expected that there should not be any material adverse impact to the Group.

Energy and Water Treatment

The AOP of the Energy and Water Treatment segment decreased 19% to HK$427.6 million from HK$530.4 million for FY2001. A significant part of this decrease was due to the disposal in February 2001 of the investment in Beijing Datang Power Generation Co. Ltd., which contributed HK$64.6 million in AOP for the first half of FY2001 prior to its disposal.

Operationally, Zhujiang Power Station Phase I and II ("Zhujiang I" and "Zhujiang II") continued to perform well. Together they experienced an increase of 4% in electricity sales in FY2002. The combined AOP of Zhujiang I and II increased by 15% to HK$267.7 million mainly as a result of an increase in the guaranteed profit margin of Zhujiang I.

The operating results of Shunde De Sheng Power Plant showed steady signs of improvement with 4% growth in electricity sales on a year-on-year basis. AOP for FY2002, the first reporting period after the joint venture resumed operating the power plant upon the expiry of a five-year plant lease to Shunde Electric Power Group Co., decreased by 63% or HK$78.1 million, reflecting the change to equity accounting from the fixed-return basis adopted previously.

AOP contribution from Sino-French Holdings (Hong Kong) Ltd. ("Sino-French") remained consistent at HK$128 million. Power generation at the Macau Power Plant rose 5.6%, while the water treatment segment recorded lower profit due to higher interest charges as a result of increased long term bank loans.

TMT

The TMT segment will become a critical contributor to AOP over the near term and long term, thus bringing value to all shareholders. NWI has ventured into projects in the telecommunications, media and technology segments. The move into new economy infrastructure is important given opportunities emerging in the post-WTO accession environment. In addition, NWI is a first mover in many areas and this is critical in the value creation process. With most of the initial investment in place, the strategy is to focus on nurturing the portfolio and developing commercial successes.

services

New World Services Limited ("NWS"), the Group's 51%-owned service arm, provides a diverse range of services with its businesses grouped under four main divisions: Contracting and Engineering, Facilities Manangement, Transport, Financial and Environmental Services. During the year under review, NWS reported a 3.6% increase in net profit to HK$848.7 million.

All operations of NWS faced a difficult economic environment throughout the year. Nevertheless, it achieved a net profit of 7.3% despite the highly competitive nature of the services industry. The diversity of its operations has helped this division weather the economic downturn, with subsidiaries that post growth compensating for businesses facing difficulties. This synergy helps to provide stability in maintaining profitability.

Contracting and Engineering

Despite the depressed construction market in Hong Kong, the Contracting and Engineering segments reported a 7.8% increase in profit. This performance reflected the success of cost control measures implemented during the year.

As at 30 June 2002, contracts on hand for Hip Hing amounted to HK$20,000 million. Key contracts awarded included a URA redevelopment at Kennedy Town, the redevelopment of Lei Muk Shue Estate Phase 3, a residential development at Taikoo Valley Site V, and a residential redevelopment at Sha Tong Road in Tai Po. In addition, we won a foundation works contract at KIL 11118 King's Park, the Alexandra House renovation, a residential development at 6-10 Black's Link, District #44 of Tseung Kwan O, Hong Kong Disneyland and the AIG Building on the former Furama Hotel site.

In order to increase competitiveness, our engineering services businesses under NWS – Young's Engineering Holdings Limited, Trident Engineering Company Limited and Far East Engineering Services Limited – merged in December 2001 to form NWS Engineering Limited. As at June 2002, contracts on hand amounted to HK$4,897 million.

Right: New World First Ferry operates nine routes serving outlying islands and the inner harbour.



新渡輪
FIRST FERRY
新輝柒 FIRST FERRY VII



Rhythm Garden in Choi Hung was built by Hip Hing, our construction arm. We won a prestigious award here for outstanding performance in safety, quality and environmental management.

Facilities Management

The impact of the September 11 event led to lower occupancy at the Hong Kong Convention & Exhibition Centre ("HKCEC"). To maintain profitability and to respond to the current business climate, this segment is taking a highly flexible approach to event proposals. Efforts are underway to attract international organisers and to build the HKCEC's exhibition portfolio. The Facilities Management segment is also streamlining the HKCEC workforce and implementing a range of energy-reducing measures. For the year under review, the HKCEC hosted over 2,200 events, including 1,500 events utilizing the core exhibition areas. The average occupancy rate for the year was approximately 50%.

The other Facilities Management businesses – property management as well as security and guarding – reported lower margins under the current economic environment, although Urban Property Management Limited ("UPML"), Hong Kong's market leader in property management recorded increased turnover. UPML currently manages 144,600 household units and 14 million sq. ft. of commercial/industrial properties.

In the coming year, the Facilities Management segment will focus on cost containment and new business opportunities offered by the Government's growing emphasis on outsourcing. UPML has recently launched its "Urban Premier Management Model", a new concept that integrates people, process and technological excellence to enhance service quality.

A special highlight during the year was the MTRC's award of a HK$300 million cleaning service contract to Wai Hong Cleaning and Pest Control Co Ltd. ("Wai Hong"). Wai Hong also entered the waste management business during the year in anticipation of the Government's increased emphasis on outsourcing and privatization of municipal works.

Transport

The Transport segment achieved stable growth in turnover and improved profitability due to vigorous cost-saving measures, falling fuel prices and declining interest rates. During the year, New World First Bus ("NWFB") continued to expand its network. With the successful addition of eight new routes, including four new routes serving Tseung Kwan O


新里程新巴
Neoplan
新巴

New World First Bus continued to expand its network and increase passenger volumes during the year.

New Town, NWFB operated a total of 100 routes as at 30 June 2002. Passenger volumes grew steadily during the year too. To benefit loyal customers, NWFB has introduced extensive Bus-to-Bus-Interchange schemes that offer fare discounts to passengers when connecting from one designated NWFB route to another. NWFB Bus-to-Bus-Interchange schemes now cover over half of the routes within the network.

New World First Ferry ("NWFF") operated a total of nine routes serving outlying islands and inner harbour routes as at 30 June 2002. Two new high-speed vessels commenced services during the year under review to cater for increased passenger volumes. The NWFF (Macau) fleet will be significantly strengthened when three high-speed catamarans come into service in October 2002. With increased passenger traffic and improved operational efficiency, results for the Group's ferry service operators in both Hong Kong and Macau have achieved a marked improvement.

Financial and Environmental Services

The Financial and Environmental Services segments provide an extremely wide range of services. The Environmental Services segment is active in landscape design, maintenance services, landfill technology and other services. The Financial Services segment offers integrated financial services including share registration, secretarial and accounting services, and insurance brokerage. In January 2002, the Financial segment acquired Tengis Limited through Tricor Holdings Limited, which is under the process of being merged with Secretaries Limited to allow for greater cost savings and more efficient use of resources. NWS has equity interest of 23% in this investment. Both segments recorded moderate earnings growth during the year.


新世界傳動網
New World Mobility
Tie Rack

telecommunications

New World Mobility

It has been a successful year for New World Mobility ("NWM"). A strong emphasis on cost control, high network efficiency and continuing service quality enabled NWM to achieve a net profit. The subscriber base as at June 2002 exceeded 720,000 with a gross ARPU (Average Revenue Per User) of HK$260. As of now the subscriber base has climbed to 770,000.

The introduction of a series of customer-oriented services and innovative applications successfully expanded NWM's revenue sources. These include a service for downloading logos and ringtones, a movie ticketing service, and the provision of financial information and mobile games. Despite a highly competitive environment, the market responded enthusiastically.

A particular success in mobile gaming was Super Stable, Hong Kong's first game on the theme of rearing horses. Super Stable was launched in January 2002 to widespread acclaim and stimulated SMS (Short Messaging Services) usage significantly. To sustain the momentum, NWM took the pioneering step in May 2002 of making Super Stable available to all handset users in Hong Kong, a move that effectively broke the boundary between competing networks and successfully increased exposure for the New World Mobility brand. In June 2002, NWM announced its partnership with Taiwan's leading mobile operator Far EasTone to further extend Super Stable to mobile users in Taiwan, setting a milestone in the development of mobile network games in Asia.

As an ongoing service strategy, NWM will continue to work with third party content providers to provide innovative and customer-oriented services to different user segments. NWM has already partnered with Hong Kong's Emperor Entertainment Group and Japan's leading mobile internet solutions provider Cybird to develop entertainment content for young female subscribers. This new service is particularly innovative and its August 2002 launch had a major impact in the market.

NWM has a coherent strategy to embrace future developments in mobile communications and will continue to leverage its partners' expertise to bring innovative

Left: Launched in August 1997, New World Mobility is one of Hong Kong's leading mobile communications operators.



United Kingdom
Germany
Belgium
France
Portugal
Italy
Turkey
Cyrus
Morocco
Greece
Egypt
Pakistan
UAE
Saudi Arabia
Oman
Djibouti
CHINA
Australia
Bandon
Point Arena
Washington
Manchester
California
San Luis Obispo
Marro Bay
Hawaii

New World Telephone has continued its regional expansion through agreements with international carriers and investments in global submarine cable systems.

mobile services to the market. NWM is ready to introduce more high-speed 2.5G mobile communications services, such as the upcoming launch of the first-to-market videostreaming services using 2.5G technology scheduled for the third quarter of 2002.

NWM is well positioned to take the lead in the mobile communications market in coming yeas. It is committed to continuing investment in network upgrades and infrastructure improvement, as well as further research and development to ensure a steady stream of cutting-edge products and services to enter the market.

New World Telephone

With steady growth in revenues and improved margins, New World Telephone ("NWT") achieved EBIT breakeven for the first time during the year. During the year NWT disposed of its remaining interests in New World Cyberbase Limited.

Leveraging its expanded market coverage and improved network infrastructure, NWT has now successfully emerged as a provider of comprehensive broadband data and voice services.

NWT's coverage in Hong Kong's fixed-line market now extends to 14 districts. As at June 2002 its fixed-line service covered over 5,500 buildings or over 1 million home passes. NWT's fixed-line service is available to customers in all of Hong Kong's major business and residential areas.

With expanding network coverage within Hong Kong and beyond, a broader range of IP- and IPLC-based network services, and local and international voice services, NWT is achieving its strategy to become a one-stop-shop telecommunications solutions provider serving the diverse needs of its broad customer base.

During the year, NWT was the first FTNS operator in Hong Kong to enter into a bilateral agreement with China Telecom to deploy a MPLS-based IP-VPN (Virtual Private Network) service, a service powered by Cisco Systems. NWT is taking the lead in the MPLS-based IP-VPN market, a move that complements the company's regional expansion plan. NWT is now poised to achieve significant growth in the IP-VPN market in the coming years.


JAPAN
Kitabaraki
Ajigaura
KOREA
Chikura
Ninomiya
Shima
Shanghai
Miyazaki
CHINA
Shantou
Okinawa
Hong Kong
Taiwan
India
Macau
Myanmar
Vietnam
Guam
Philippines
Cambodia
Thailand
Malaysia
Sri Lanka
Brunei
Singapore

NWT has now signed IPLC agreements with 15 international carriers. It is providing one-stop-shop services to Hong Kong's major traffic destinations, including Mainland China,Singapore, Thailand, Australia, Taiwan, South Korea, the United States and Macau.

As part of the Company's regional expansion plan, NWT now has 23 bilateral partners, up from 17 in the previous year. All these partners are renowned carriers. NWT has also extended its capability to provide international voice and data services through investments in a range of global submarine cable systems, including APCN, APCN-2, FLAG-FNAL, Japan-US CN, China-US CN, Sea-Me-We-3, EAC and PC-1.

During the year, NWT established Points of Presence ("POP") and branch offices in Taiwan and the United States. In particular, the completion of a POP Interconnect agreement with AT&T has strengthened its service capability in the United States. These are important foundation stones enabling NWT to provide full access to voice services and data transmission across the United States in an efficient and cost-effective manner. NWT has also established a strategic marketing network in key cities in Mainland China and Vietnam.

All these achievements have ensured NWT is now well positioned to capture the significant revenue opportunities expected to arise throughout the Greater China region and beyond following China's successful WTO accession.

In the past year, the number of fixed lines grew to 102,000, an improvement of more than 100%. Major customers acquired during the year included The Hong Kong Jockey Club, Bank of America, AC Nielsen, AIA, AIG and Moneyline.

NWT continues to strengthen its brand in Hong Kong's IDD market. It has successfully sustained market share at 15% with traffic now standing at 521 million minutes, a growth of 11% over the previous year. More importantly, NWT maintained its leadership in prepaid calling cards with a 41% market share.

The company took a range of initiatives to expand its market base. Its new 'Global Call Forward' ("GCF") service, for example, is a virtual roaming service. NWT offered service bundling between its IDD service and fixed-line service, as well as service bundling with NWM. Successful joint promotions with other Group companies included the integration of the NWT International Calling Card with the newly launched nuWorld Credit Card.

strategic businesses

New World China Enterprises

Wholly-owned subsidiary New World China Enterprises Projects Limited ("NWCEP"), focuses on four core business sectors in Mainland China: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. Investments to date cover more than ten projects involving strategic and technology partnerships with world-class multinationals and companies including Mosler, Bessemer, Nichimen, Companion Building Materials and Compaq.

NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors. One-third of the initial US$150 million capital has been allocated to high-growth, small-sized to medium-sized enterprises in China. By initiating good corporate governance and management practices in order to bring them in line with international standards, NWCEP is helping to increase their competitiveness. Many of the invested businesses – such as HXNW Auto Service Ltd., Shanghai Autotech Service Ltd. and Yunnan Phytopharmaceutical Co. Ltd. – are already contributing profits.

New World Department Store

As at the end of June 2002, New World Department Stores Limited ("NWDS") had 13 department stores and four supermarkets with a total GFA of over 3.9 million sq. ft. in Hong Kong and eight cities in Mainland China. During the year under review, NWDS opened four department stores namely Shanghai-Hong Kong New World Department Store, Wuhan Trendy Plaza, Shanghai Xinning Trendy Plaza and Shanghai New World Supermarket. We also commenced management of Tianjin New World Xin An Shopping Centre. Total sales at these stores during the year amounted to HK$1,902 million. Even excluding the new stores, the total sales increase over the previous year was 26%.


LONGINES
TISSOT

Our chain of department stores in China is increasing sales steadily. This outlet is in Ningbo.

To capture growing Mainland China consumer demand, two new stores are scheduled to open in Dalian before the end of 2002 and in Nanjing in 2003. In addition, business rationalization and interior re-decoration at Shanghai- Hong Kong New World Department Store will expand the sales area and increase the number of brand names represented. The first phase of the renovation was completed in July 2002. NWDS also plans a five-fold expansion of the sales area at Harbin New World Department Store to increase competitiveness.

Going forward, NWDS has a comprehensive retail strategy. For existing operations, we will continue to fine-tune the business strategy and merchandise mix of each store based on market demand and consumer patterns for each city. In cities where a store is already operating, NWDS is seeking opportunities and locations for a second store. NWDS is also actively exploring investment opportunities for stores in cities where New World currently has no retail operations.

City	Date of business commencement	GFA sq. ft.
Wuhan (Jianshe Dadao)		
– Phase I	Nov 1994	110,000
– Phase II	Sep 2000	260,000
Wuhan (Jianghan Road)	Dec 2001	320,000
Shenyang (Nanjing Street)	Nov 1995	90,000
Shenyang (Taiyuan Street)	Aug 2000	110,000
Wuxi	Jan 1996	170,000
Harbin	Nov 1996	120,000
Tianjin	Oct 1997	150,000
Tianjin Xin An	Mar 2002	750,000
Ningbo	Apr 1998	110,000
Beijing		
– Phase I	Jun 1998	750,000
– Phase II	Oct 2000	410,000
Hong Kong	Apr 1999	150,000
Shanghai (Central Huaihai Road)	Dec 2001	240,000
Shanghai (Xinning)	Jan 2002	220,000
Dalian	2002 (expected)	285,000 (app.)
Nanjing	2003 (expected)	280,000 (app.)

Community Involvement

At New World Development, we recognize we are an integral part of the communities in which we operate and are dedicated to serving them.

In Hong Kong, we have made great progress in supporting staff initiatives that foster a spirit of 'giving back' to the community at large. In November 2001, the Group formed a voluntary service team to encourage our staff to build a caring society. With the participation of more than 260 Group employees, the team has already accomplished a broad range of social service work. It has joined events devised to help senior citizens and youngsters and it has organised out-reach activities to care for the infirm and needy. The team was given a Gold Award for Volunteer Service in early 2002 by the Social Welfare Department in recognition of its work. During the year, we also made donations to a number of charitable organisations.

As a business group committed to environmental conservation, we have joined the Corporate Afforestation Scheme launched by the Agriculture, Fisheries and Conservation Department. Some 200 staff and their families took part in the tree-planting day in April 2002 to help rejuvenate our countryside.

Employee Care

In a knowledge-based economy, we recognise the value of equipping our staff with new skills and knowledge. To empower our staff to serve the Group to the best of their ability, we organised a large number of training courses during the year. We also provided educational subsidies to staff to help them take courses that can enhance their professional skills.

As a means of enhancing the Group's performance, we operate a competitive staff compensation policy with pay and benefits structured to attract, retain and motivate high-calibre individuals.

As of 30 June 2002, the Group had over 26,100 employees, compared to over 25,800 as of 30 June 2001, a 1.2% increase.

Investor Outreach

We are firmly committed to sharing information about the Group's latest developments with the investment community and the public at large. To this end, we regularly conduct meetings with investment analysts and fund managers. In addition, we continue to organise a number of roadshows and investor/analyst trips to foster a greater understanding of the Group's strategy and operations among investors.

Our corporate website has become an increasingly important investor relations tool. It is now a key channel for distributing Group information across time-zone and geographic boundaries. We have also produced a more informative annual report that explains the Group's strategies, values and new initiatives, as well as the specific business goals of individual divisions. These moves gained clear recognition when our 2001 annual report won a Gold Award in the 2002 International ARC (Annual Report Competition) Awards – the world's largest competition honouring excellence in annual reports.

Consolidated Profit and Loss Account

		FY2002 HK$m	FY2001 HK$m (As restated)
	Turnover (net of intra-group transactions)		
	– Rental	**1,489.4**	1,507.6
	– Property sales	**4,308.6**	4,898.4
	– Construction and engineering	**6,881.2**	7,198.0
	– Hotel and restaurant	**1,621.9**	2,571.8
	– Infrastructure	**676.1**	788.1
	– Telecommunications	**2,554.8**	2,922.8
	– Others	**5,342.6**	4,495.7
1	Total turnover	**22,874.6**	24,382.4
2	Operating profit before interest	**3,102.6**	1,770.7
	Financing income	**615.1**	912.7
3	Financing costs	**(2,017.7)**	(2,451.2)
4	Share of results of associated companies and JCE	**565.1**	885.5
	Profit before taxation	**2,265.1**	1,117.7
5	Taxation	**(524.7)**	(494.9)
6	Minority interests	**(465.0)**	(576.4)
7	Profit attributable to shareholders	**1,275.4**	46.4
8	Dividends	**431.5**	425.7

Consolidated Balance Sheet

		FY2002 HK$m	FY2001 HK$m (As restated)
	Assets		
	Goodwill	**123.3**	–
9	Investment properties and hotels	**22,474.6**	26,881.3
10	Toll roads, bridges and port facilities	**5,624.1**	5,974.4
11	Land and buildings, assets under construction and other fixed assets	**12,947.4**	13,227.2
	Associated companies	**8,871.9**	7,086.3
	Jointly controlled entities ("JCE")	**28,424.8**	25,524.9
12	Other investments	**6,148.0**	8,173.5
	Long term receivables	**948.7**	539.4
	Cash and bank balances	**7,093.9**	9,809.6
13	Other net current assets	**3,056.6**	8,997.0
		95,713.3	106,213.6
	Shareholders' Equity and Long Term Liabilities		
	Share capital	**2,166.4**	2,134.0
	Share premium	**19,232.4**	19,047.4
14	Reserves	**16,294.4**	21,314.6
	Retained profits	**15,741.5**	14,938.6
	Proposed final dividend	**216.6**	213.4
	Shareholders' funds	**53,651.3**	57,648.0
	Minority interests	**18,069.8**	17,407.7
	Mandatorily convertible bonds	**–**	1,162.2
	Long term liabilities	**23,929.3**	29,970.9
	Deferred taxation	**62.9**	24.8
		95,713.3	106,213.6

Consolidated Cash Flow Statement

		FY2002 HK$m	FY2001 HK$m (As restated)
15	Net cash inflow from operations	**1,942.1**	3,037.7
	Interest received	**615.1**	912.7
	Interest paid	**(1,762.8)**	(2,438.4)
	Dividends received from associated companies, JCE and other investments	**1,056.8**	1,011.5
	Dividends paid and dividends paid to minority shareholders	**(535.9)**	(537.3)
	Tax paid	**(231.7)**	(245.0)
	Purchase of fixed assets	**(2,449.0)**	(2,677.7)
	Proceeds from disposal of fixed assets	**2,679.3**	23.0
16	Increase in investment in associated companies, JCE and other investments	**(4,579.4)**	(1,731.8)
	Acquisition of subsidiaries and additional interests in subsidiaries	**(947.5)**	(653.8)
	Other cash inflow from investing activities	**595.4**	3,070.9
17	Net cash (outflow)/inflow from financing activities	**(178.0)**	1,690.0
	Net (decrease)/increase in cash and cash equivalents and effect of foreign exchange rate changes	**(3,775.0)**	1,515.3
	Cash and cash equivalents at year end	**3,211.8**	6,986.8

1 The Group's turnover decreased 6.2% over the previous year, mainly due to the decreased contribution from hotel and restaurant operations. The decrease in hotel and restaurant operations was mainly due to the disposal of the Regent in August 2001.

2 Operating profit before interest increased over 75.2% to HK$3,102.6 million, mainly due to the substantial increase in property sales which recorded a 155.0% growth to HK$1,017.6 million.

3 The Group's net financing costs decreased 8.8% to HK$1,402.6 million in FY2002, leading to a higher interest cover of 1.8 times (FY2001: 1.1 times). Meanwhile, HK$ 102.9 million was capitalised during the year.

4 Share of results of associated companies and JCE decreased by 36.2% to HK 565.1 million in FY2002.

5 Increased tax expenses resulted from the increase in share of JCE's taxation.

6 Minority interests decreased by 19.3% in this year, mainly because of the drop in profit attributable to shareholders from the hotel and restaurant segments.

7 Details are shown in the section "Analysis of Group's Attributable Operating Profit".

8 The Board recommended a final dividend of 10 cents per share. Together with the interim dividend of 10 cents per share, total dividend for the FY2002 is 20 cents per share (FY2001: 20 cents per share).

9 Investment properties and hotels decreased 16.4% mainly due to the decrease in valuation and the disposal of The Regent.

10 The slight decrease in toll roads, bridges and port facilities was mainly due to the depreciation and impairment charge.

11 Land and buildings, assets under construction and other fixed assets decreased 2.1% due to the depreciation and impairment charge.

12 The decrease in other investments was mainly due to the decline of investment in other joint ventures.

13 The Group's liquidity remained acceptable with a current ratio of 1.3 times (FY2001: 1.8 times). For details, please refer to the section "Liquidity and Capital Resources".

14 The decrease in other reserves was mainly due to the decrease in asset revaluation in investment and hotel properties and the disposal of The Regent.

15 The Group's net cash inflow from operating activities decreased by HK$1,095.6 million to HK$1,942.1 million mainly because of increase in investment in properties held for sale.

16 The Group has increased the investment in associated companies, JCE and other investments by 164.4% to HK$4,579.4 million. The increase in investment in JCE utilised HK$2,900 million of this FY2002.

17 The drop in net cash inflow from financing activities was mainly due to the outflow for redemption of convertible bonds. For details, please refer to the section "Liquidity and Capital Resources".

Analysis of the Group's attributable operating profit

	FY2002 HK$m	FY2001 HK$m (As restated)	Change %
Segment information			
Rental	**705.4**	990.5	-28.8
Property sales	**1,017.6**	399.1	155.0
Construction and engineering	**502.2**	452.4	11.0
Hotel and restaurant	**215.0**	709.7	-69.7
Infrastructure	**1,132.0**	760.1	48.9
Telecommunications	**215.0**	(334.3)	n/a
Others	**366.2**	156.6	133.8
AOP	**4,153.4**	3,134.1	32.5
Unallocated corporate expenses	**(485.7)**	(477.9)	1.6
Operating profit before financing costs and income	**3,667.7**	2,656.2	38.1
Financing costs	**(2,017.7)**	(2,451.2)	-17.7
Financing income	**615.1**	912.7	-32.6
Profit before taxation	**2,265.1**	1,117.7	102.7
Taxation	**(524.7)**	(494.9)	6.0
Profit after taxation	**1,740.4**	622.8	179.4
Minority interests	**(465.0)**	(576.4)	-19.3
Profit attributable to shareholders	**1,275.4**	46.4	2,648.7

Even with a stable occupancy and rental rate, AOP from rental income decreased by 28.8% mainly because of the substantial drop in rental income from New World Centre Shopping Mall due to the effect of the economic slowdown on the office rental and retail sectors. This had a negative impact on the Group's property portfolio.

The growth of property sales by 155.0% to HK$1,017.6 million was mainly due to the disposal of The Regent.

The steady growth of AOP from construction and engineering segment was mainly due to increase in market share, stringent cost control measures and productivity gains.

This segment recorded a 69.7% decrease mainly due to the one time write-back of furniture, fixture and equipment provisions in FY2001. Furthermore, the disposal of The Regent, a significant revenue contributor, affected the attributable profit in this sector. Meanwhile, hotels in Hong Kong performed steadily, as did hotels in Mainland China and Southeast Asia.

Disposal of associated companies in FY2001 amounted to a loss of HK$426.0 million.

Though this segment was not a major AOP contributor, the improved trading results from this sector also generated positive contribution and is expected to increase in the future.

Disposal of The Dynasty Club in FY2002.

The increase in the net debts of subsidiary companies caused the gearing ratio to rise to 56% (FY2001: 47%). However, financing costs dropped by 17.7% due to continuing interest rate cuts.

All minority interests for non-wholly owned subsidiary companies include NWCL, NWI and NWS.

Source of borrowings


FY2002
10%
79%
11%
FY2001
7%
78%
1%
14%
short-term loans and overdrafts
medium-term loans
convertible bonds
others

Interest rate and maturity profile

HK$ billion


within 1 year
3.4
13.6
1-2 years
3.3
3.6
2-5 years
1.3
11.5
over 5 years
0.5
fixed rate
floating rate

As at 30 June 2002, the Group's cash and bank deposits decreased from last year's HK$9,809.6 million to HK$7,093.9 million. Its consolidated net debt amounted to HK$30,135.0 million (2001: HK$27,332.1 million), translating into a gearing ratio of 56% (FY2001: 47%).

Net debts	**FY2002 HK$m**	**FY2001 HK$m**
Consolidated net debts	**30,135**	27,332
– New World Infrastructure	**8,641**	6,583
– New World China Land	**4,017**	2,524
– New World Telephone	**70**	1,478
– New World Services	**112**	36
Gross debts excluding major subsidiaries	**17,295**	16,711

Gross debts	**FY2002 HK$m**	**FY2001 HK$m**
Consolidated gross debts	**37,229**	37,142
– New World Infrastructure	**10,436**	11,530
– New World China Land	**5,468**	3,777
– New World Telephone	**137**	1,552
– New World Services	**2,751**	1,883
Gross debts excluding major subsidiaries	**18,437**	18,400

The Group maintained a balanced debt profile with adequate risk diversification through specifying the preferred mix of fixed and floating rate debt.

Nature of debt


FY2002
71%
29%
FY2001
73%
27%
unsecured
secured

Currency profile of borrowings


FY2002
10%
60%
30%
FY2001
6%
54%
40%
RMB and others
HKD
USD

Source of Borrowings

As at 30 June 2002, less than one-third of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

Amount of debt due within the FY2003 amounts to HK$17,059.0 million. Our cash on hand as of 30 June 2002 was HK$7,093.9 million and a syndicated term loan of HK$3,130 million was closed in August 2002.

These, together with the operating cash inflow and the remaining undrawn banking facilities, should enable the Group to satisfy its commitments and working capital requirements.

Over 77% (FY2001: 82%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds. With a larger portion of floating rate debts, our interest outlay is set to drop further in line with falling interest rates.

Interest Coverage

The interest cover was 1.8 times as compared to 1.1 times in FY2001.



1 Queen's Terrace



The Belcher's



19 Seaview Crescent

Name of Major Projects Under Development



Wang Chau
Yuen Long
Ping Shan
36
32
31
18
33
37
40
27
35
26
23
24
34
22
29
21
30
20
39
28
25
16
19
38
17

1. Queen's Terrace, Queen Street
2. 6-10 Black's Link
3. 2 Park Road
4. 1-4, 7-10 West End Terrace & 11-11A Bonham Road
5. Kennedy Town Redevelopment Project
6. 55 Conduit Road
7. 33 & 35 Island Road
8. Hung Hom Peninsula, Hung Hom Bay
9. Bijou Apartments, Prince Edward
10. NKIL 6267, Ngau Chi Wan PSPS
11. Sky Tower, Kowloon City
12. KIL 11118, King's Park
13. Hanoi Road Redevelopment Project
14. KIL 9805, Tsim Sha Tsui
15. 440-450 Prince Edward Road West
16. Yau Tong Redevelopment Project
17. 15-19 Luk Hop Street, San Po Kong
18. Sereno Verde, Yuen Long
19. Seaview Crescent, Tung Chung
20. Kwai Shing Circuit PSPS
21. TMTL443, Fu Tei, Tuen Mun
22. DD221, Sai Kung
23. Lot No. 3569 in DD129, Lau Fau Shan, Yuen Long
24. NKIL6378, Piper's Hill, Tai Po
25. Tseung Kwan O Town Lot No. 75 Area 55b
26. DD104, 107, Wing Kei Tsuen, Yuen Long
27. DD99, 101, Lin Barn Tsuen, Yuen Long
28. DD227, Tai Po Tsai, Sai Kung
29. DD221, Sha Ha, Sai Kung & DD221, Sha Kok Mei, Sai Kung
30. DD217, 219 & 222, Pak Kong, Sai Kung
31. YLTL515 in DD120, Yuen Long
32. Lot No. 2131 in DD121, Tong Yan San Tsuen, Yuen Long
33. DD127, Tai Tao Tsuen, Yuen Long
34. DD206, Wu Kai Sha, Ma On Shan
35. DD91, 100, Fanling
36. DD115, Yuen long
37. DD129, Yuen Long
38. MTR Tung Chung (Site 2 North)
39. 35-47 Tsing Yi Road
40. Fanling Sheung Shui Town Lot No.182 in DD51



The Parcville



11-15 MacDonnell Road



18 Sereno Verde Phase II



Mei Foo
Lai Chi Kok
Cheung Sha Wan
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Shek Kip Mei
Sham Shui Po
Kowloon
Prince Edward
Nam Cheong
Mongkok
Mongkok
Olympic
Yau Ma Tei
Jordan
Hung Hom
Victoria
Harbour
Kowloon
Tsim Sha Tsui
Western
Harbour Crossing
Cross
Harbour Tunnel
North Point
Quarry Bay
Fortress Hill
Tai Koo
Tin Hau
Sheung Wan
Hong Kong
Central
Admiralty
Wan Chai
Causeway Bay
Hong Kong Island
Mass Transit Railway
KCR East Railway
KCR West Railway
Expressway
Tunnel
Airport Express /
Tung Chung Line
1
2
3
4
5
6
8
9
10
11
12
13
14
15
17

	Name of Property	Site Area sq. ft.	Total GFA sq. ft.	Group's Interest %
	HONG KONG			
1	Site B, Queen Street (Queen's Terrace)	22,432	191,822	50.00
	Site A, Queen Street (Queen's Terrace)	50,376	459,962	50.00
	Site A, Queen Street (Queen's Terrace)		4,306	50.00
2	6-10 Black's Link	69,535	34,768	80.00
3	2 Park Road	13,203	120,916	100.00
4	1-4,7-10 West End Terrace & 11-11A Bonham Road	15,406	123,244	70.00
5	Site B, Kennedy Town Redevelopment Project	25,093	229,965	100.00
	Site A, Kennedy Town Redevelopment Project	40,300	446,722	100.00
6	55 Conduit Road	36,003	87,780	30.00
7	33 & 35 Island Road	56,511	43,067	43.00
	KOWLOON			
8	Hung Hom Bay PSPS (Hung Hom Peninsula)	299,433	1,553,245	29.00
	Hung Hom Bay PSPS (Hung Hom Peninsula)		32,292	29.00
9	157 Prince Edward Road West (Bijou Apartments)	7,380	65,557	50.00
	157 Prince Edward Road West (Bijou Apartments)		12,451	50.00
10	NKIL 6267, Ngau Chi Wan PSPS	232,072	1,265,716	50.00
	NKIL 6267, Ngau Chi Wan PSPS		20,236	50.00
11	38 Sung Wong Toi Road (Sky Tower Phase 1)	162,022	1,265,910	20.00
	38 Sung Wong Toi Road (Sky Tower Phase 1)		12,466	20.00
	38 Sung Wong Toi Road (Sky Tower Phase 2)		230,566	20.00
12	KIL 11118, King's Park	387,504	904,176	30.00
13	Hanoi Road Redevelopment Project	82,183	986,198	80.00
14	KIL 9805, Tsim Sha Tsui	7,158	85,896	100.00
15	440-450 Prince Edward Road West	11,545	80,242	100.00
16	Yau Tong Redevelopment Project	339,412	TBD	15.00
17	15-19 Luk Hop Street, San Po Kong	23,788	285,456	100.00

Retail sq. ft.	Office sq. ft.	Industrial sq. ft.	Residential sq. ft.	Others[2] sq. ft.	Total Attributable GFA sq. ft.	Stage of Completion[3]
			95,911		95,911	C
			229,981		229,981	S
2,153					2,153	
			27,814		27,814	S
			120,916		120,916	F
			86,271		86,271	S
			229,965		229,965	F
			446,722		446,722	F
			26,334		26,334	F
			18,519		18,519	F
			450,441		450,441	C
9,365					9,365	
				32,779	32,779	S
6,226					6,226	
			632,858		632,858	S
10,118					10,118	
			253,182		253,182	F
2,493					2,493	
				46,113	46,113	
			271,253		271,253	S
237,979			392,670	226,975	857,624	F
	85,896				85,896	F
			80,242		80,242	P
					TBD	P
		285,456			285,456	P

	Name of Property	Site Area sq. ft.	Total GFA sq. ft.	Group's Interest %
	NEW TERRITORIES			
18	99 Tai Tong Road, Yuen Long (Sereno Verde Phase 2B)	56,489	229,384	56.00
	99 Tai Tong Road, Yuen Long (Sereno Verde Phase 3)	27,965	170,468	56.00
	99 Tai Tong Road, Yuen Long (Sereno Verde Phase 4)	45,187	132,882	56.00
19	MTR Tung Chung Station (Site 3) (Seaview Crescent)		26,910	16.40
20	Kwai Shing Circuit PSPS	97,952	478,772	29.00
	Kwai Shing Circuit PSPS		8,611	29.00
21	TMTL 443, Fu Tei, Tuen Mun	68,028	204,085	96.46
22	DD221, Sai Kung	84,000	111,300	83.42
23	Lot No.3569 in DD129, Lau Fau Shan, Yuen Long	166,304	66,520	100.00
24	NKIL6378, Piper's Hill, Tai Po	35,489	77,210	33.33
25	Tseung Kwan O Town Lot No. 75 Area 55b	127,844	914,079	45.00
	Tseung Kwan O Town Lot No. 75 Area 55b		127,844	45.00
26	DD104, 107, Wing Kei Tsuen, Yuen Long	3,000,000	750,000	100.00
27	DD99, 101, Lin Barn Tsuen, Yuen Long	3,540,000	TBD	62.00
28	DD227, Tai Po Tsai, Sai Kung	719,035	1,057,025	56.00
	DD227, Tai Po Tsai, Sai Kung		21,528	56.00
29	DD221, Sha Ha, Sai Kung	510,000	1,020,000	83.00
	DD221, Sha Kok Mei, Sai Kung	150,000	30,000	100.00
30	DD217, 219 & 222, Pak Kong, Sai Kung	968,760	129,167	100.00
31	YLTL No.515 in DD120, Yuen Long	120,000	420,000	100.00
32	Lot No.2131 in DD121, Tong Yan San Tsuen, Yuen Long	240,000	260,000	100.00
33	DD 127, Tai Tao Tsuen, Yuen Long	240,000	240,000	100.00
34	DD206, Wu Kai Sha, Ma On Shan	1,320,000	4,870,000	35.00
35	DD91, 100, Fanling	200,000	184,800	100.00
36	DD115, Yuen Long	120,000	69,300	100.00
37	DD129, Yuen Long	220,000	147,000	100.00
38	MTR Tung Chung Station (Site 2 North)		237,535	16.40
39	35-47 Tsing Yi Road	305,190	1,525,958	100.00
40	Fanling Sheung Shui Town Lot No.182 in DD51	684,264	TBD	80.00
	Grand Total		**22,053,337**	

Notes:
(1) TBD = To Be Determined
(2) "Others" includes hotel, service apartment and resort.
(3) P = Planning; D = Demolition; SF = Site Formation; F = Foundation; S = Superstructure; C = Completed

Retail sq. ft.	Office sq. ft.	Industrial sq. ft.	Residential sq. ft.	Others[2] sq. ft.	Total Attributable GFA sq. ft.	Stage of Completion[3]
			128,455		128,455	S
			95,462		95,462	S
			74,414		74,414	F
4,413					4,413	
			138,844		138,844	P
2,497					2,497	
			196,860		196,860	SF
			92,846		92,846	P
			66,520		66,520	P
			25,737		25,737	D
			411,336		411,336	SF
57,530					57,530	P
			750,000		750,000	P
					TBD	P
			591,934		591,934	P
12,056					12,056	
					TBD	P
			30,000		30,000	P
				129,167	129,167	P
			420,000		420,000	P
			260,000		260,000	P
			240,000		240,000	P
			1,704,500		1,704,500	P
			184,800		184,800	P
			69,300		69,300	P
			147,000		147,000	P
			38,956		38,956	P
		1,525,958			1,525,958	P
					TBD	
344,830	**85,896**	**1,811,414**	**9,030,043**	**435,034**	**11,707,217**	



5 **Grand Hyatt Hong Kong**



15 **Discovery Park Shopping Mall**



8 **2 MacDonnell Road**

Name of Property Investment

1 Manning House
2 New World Tower
3 Shun Tak Centre/China Merchants Tower
4 Hong Kong Convention & Exhibition Centre
5 Grand Hyatt Hong Kong
6 Renaissance Harbour View Hotel
7 Pearl City
8 2 MacDonnell Road
9 Methodist House
10 New World Centre
11 The Amazon
(formerly known as New World Centre Palace Mall)
12 Telford Plaza
13 Asia Terminals Centre
14 Riviera Plaza Arcade
15 Discovery Park Shopping Mall
16 New World Centre Extension


Yuen Long
Chek Lap Kok Airport
Tung Chung
Lantau Island

Mass Transit Railway
KCR East Railway
KCR West Railway
Light Transit Railway
Expressway
Tunnel
Airport Express/
Tung Chung Line



7 Pearl City



4 Hong Kong Convention & Exhibition Centre



12 Telford Plaza



To Shenzhen
New Territories
3
Tsuen Wan
15
14
Shatin
Kowloon
Tsing Yi
13
12
Po Lam
10
16
11
3
Sheung Wan
5
4
6
7
1
2
Central
8
9
Chai Wan
Hong Kong Island

	Name of Property	Total GFA sq. ft.	Group's Interest %	Total sq. ft.
	Completed			
	HONG KONG			
1	Manning House, 48 Queen's Road Central	110,040	100.0	110,040
2	New World Tower, 18 Queen's Road Central	640,135	100.0	640,135
3	Shun Tak Centre/China Merchants Tower	220,530	45.0	99,238
4	Hong Kong Convention & Exhibition Centre	63,052	100.0	63,052
5	Grand Hyatt Hong Kong	524,928	100.0	524,928
6	Renaissance Harbour View Hotel	544,518	100.0	544,518
7	Pearl City, Causeway Bay			
	– Portion of Ground Floor to 4th Floor	53,691	40.0	21,476
	– Portion of Ground Floor & Basement	24,682	100.0	24,682
8	2 MacDonnell Road	116,954	100.0 [1]	116,954
9	Methodist House, Wan Chai	40,813	99.0 [1]	40,405
	KOWLOON			
10	New World Centre	2,197,307	100.0	2,197,307
11	The Amazon (formerly known as New World Centre Palace Mall)	141,439	100.0	141,439
12	Telford Plaza, Kowloon Bay	335,960	100.0 [1]	335,960
	NEW TERRITORIES			
13	Asia Terminals Centre	6,150,873	32.5	1,999,033
14	Riviera Plaza Arcade, Tsuen Wan	242,685	100.0	242,685
15	Discovery Park Shopping Mall	466,400	50.0	233,200
	Sub-total	11,874,007		7,335,052
	To be completed			
16	New World Centre Extension	988,340	100.0	988,340
	Grand total	**12,862,347**		**8,323,392**

Notes:

[1] *Properties in which the Group has a development interest: other parties provide the land whilst the Group finances the construction costs and occasionally land costs, and is entitled to a share of the rental income/properties after completion or a share of the development profits in accordance with the terms and conditions of the respective joint development agreements.*

[2] *The 1,916,604 sq. ft. represents the warehouse space in Asia Terminals Centre.*

Group's Share of GFA/Carparks						
Retail sq. ft.	Office sq. ft.	Hotel sq. ft.	Residential sq. ft.	Others sq. ft.	Carparks Number	Lease Expiry
63,383	46,657					2843
77,948	562,187				387	2863
93,016	6,222				38	2055
63,052					1,070	2060
		524,928				2060
		544,518				2060
21,476						2868
24,682						2868
			116,954			2031
	40,405					2084
957,667	538,966	277,939	422,735		1,801	2052
141,439					260	2052
335,960					136	2047
	82,429			1,916,604 [2]		2047
242,685					324	2047
233,200					500	2047
2,254,508	1,276,866	1,347,385	539,689	1,916,604	4,516	
		988,340				2052
2,254,508	**1,276,866**	**2,335,725**	**539,689**	**1,916,604**	**4,516**	

	Name of Hotel / Location	Number of Rooms	Group's Effective Interest %
	Existing		
	HONG KONG		
1	New World Renaissance Hotel, Kowloon	542	64.0
2	Renaissance Harbour View Hotel	860	64.0
3	Grand Hyatt Hong Kong	570	64.0
		1,972	
	CHINA		
4	New World Courtyard Hotel, Beijing	293	41.5
5	Jing Guang New World Hotel, Beijing	444	20.5
6	China Hotel, Guangzhou	885	9.0
7	New World Beifang Hotel, Harbin	326	23.8
8	New World Hotel, Shenyang	252	49.3
9	New World Courtyard Hotel, Shunde	359	22.9
10	New World Courtyard Hotel, Wuhan	137	35.2
11	New World Courtyard Hotel, Wuxi	243	25.6
12	Grand New World Hotel, Xian	491	22.4
		3,430	
	SOUTHEAST ASIA		
13	New World Renaissance Hotel, Makati, Philippines	599	26.9
14	New World Renaissance Hotel, Ho Chi Minh City, Vietnam	504	21.6
15	Renaissance Riverside Hotel, Ho Chi Minh City, Vietnam	336	19.4
16	New World Renaissance Hotel, Kuala Lumpur, Malaysia	921	37.5
		2,360	
	Total	**7,762**	
	To be completed		
17	The Chinese University Hotel Project	TBD	100.0
18	New World Centre Extension	TBD	100.0

		Gross Length/ Capacity	NWI's Form of Investment	NWI's Attributable Interest %	Contracted Date	Expected/ Actual Operation Date[1]	JV Period years	Expiry Date[2]
	ROAD PROJECTS							
R1	Guangzhou City Northern Ring Road	22.0 km	CJV	65.29	6/1990	1/1994	33	2023
R2	Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)		CJV	25.00	12/1992		37	2030
	Phase I – Section I	8.6 km				5/1997		
	Phase I – Section II	53.8 km				12/1999		
R3	Shenzhen-Huizhou Expressway (Huizhou Section)							
	Expressway	34.7 km	CJV	33.33	11/1992	6/1993	30	2027
	Roadway	21.8 km	CJV	50.00	10/1996	12/1997	26	2023
R4	Hui-Ao Roadway		CJV	50.00	12/1995		33	2028
	Hui-Dan Section	36.0 km				1/1996		
	Hui-Ao Section	50.5 km				10/2000		
R5	Roadway No. 321 (Fengkai Section)	42.0 km	CJV	45.00	5/1994	12/1994	25	2019
R6	Roadway No. 321 (Deqing Section)	79.0 km	CJV	45.00	12/1994	9/1995	25	2020
R7	Roadway No.321 (Gaoyao Section)	23.8 km	CJV	55.00	7/1998	8/1998	25	2019
R8	Roadway No.1962 (Gaoyao Section)	32.4 km	CJV	60.00	7/1998	8/1998	30	2026
R9	Roadway No.1958 (Deqing Section)	30.0 km	CJV	65.00	5/1998	5/1999	25	2023
R10	Roadway No. 1967 (Xinxing Section)	25.0 km	CJV	55.00	5/1997	7/1997	25	2022
R11	Roadway No. 324 (Gaoyao Section)	24.0 km	CJV	40.00	8/1993	2/1994	22	2015
R12	Roadway No. 1969 (Gaoyao Section)	27.0 km	CJV	10.00/58.00	8/1996	1/1998	28	2024
R13	Roadway No. 1964 (Zhaojiang Section)	32.0 km	CJV	70.00	6/1994	12/1995	25	2019
R14	Shuangjin Roadway (Gaoyao Section)	34.0 km	CJV	61.00	8/1997	9/1997	26	2024
R15	Roadway No. 1959 (Qingxin Section)	26.6 km	CJV	75.00	8/1997	11/1998	30	2027
R16	Roadway No. 1906 (Qingcheng Section)	26.8 km	CJV	80.00	9/1997	9/2001	30	2028
R17	Roadway No. 1960 (Guangning Section)	60.0 km	CJV	55.00	8/1995	7/1996	25	2020
R18	Roadway No. 1960 (Sihui Section)	47.0 km	CJV	50.00	11/1995		25	2021
	Wumagang Bridge Toll Station					1/1996		
	Shatou Toll Station					6/1996		
R19	Roadway No. 1962 (Guangning Section)	19.5 km	CJV	55.00	7/1996	4/1998	26	2023
R20	Roadway No. 321 (Wuzhou Section)		CJV	45.00	1/1997		25	2022
	Phase I	8.7 km				3/1997		
	Phase II	4.3 km				12/1998		
R21	Yulin to Shinan Roadway	27.8 km	CJV	60.00	5/1997	5/1998	25	2022
R22	Yulin Shinan to Dajiangkou Roadway		CJV	60.00	5/1997		25	2022
	Phase I	8.7 km				8/1997		
	Phase II	30.0 km				1/1999		
R23	Yulin Shinan to Guigang Roadway	20.0 km	CJV	60.00	5/1997	n/a	25	2022
R24	Cangwu County Roadway	10.1 km	CJV	70.00	8/1997	1/1999	25	2022
R25	Beiliu City Roadways		CJV	60.00	8/1997		25	2022
	Phase I	18.2 km				8/1997		
	Phase II	21.6 km				5/1998		
R26	Rongxian Roadways		CJV	70.00	9/1997		25	2022
	Phase I	9.2 km				10/1997		
	Phase II	16.8 km				5/1998		
R27	Wuhan Airport Expressway	18.0 km	CJV	40.00	1/1993	4/1995	30	2025
R28	Tangjin Expressway (Tianjin North Section)		CJV	60.00/90.00	10/1997		30	
	Section I	43.4 km				1/1999		2028
	Section II	17.0 km				1/2001		2030
R29	Shanxi Taiyuan to Gujiao Roadway (Taiyuan Section)	23.2 km	CJV	60.00/90.00	3/1998	7/2000	27	2025
R30	Shanxi Taiyuan to Gujiao Roadway (Gujiao Section)	36.0 km	CJV	60.00/90.00	3/1998	4/1999	27	2025
R31	Roadway No.309 (Changzhi Section)	22.2 km	CJV	60.00/90.00	6/1998	7/2000	25	2023
R32	Taiyuan to Changzhi Roadway (Changzhi Section)	18.3 km	CJV	60.00/90.00	6/1998	8/2000	25	2023
R33	Tate's Cairn Tunnel	4.0 km	Equity	29.50	5/1988	6/1991	30	2018
		1,114.0 km						

		Gross Length/ Capacity	NWI's Form of Investment	NWI's Attributable Interest %	Contracted Date	Expected/ Actual Operation Date[1]	JV Period years	Expiry Date[2]
	BRIDGE PROJECTS							
B1	Wuhan Bridge	4.0 km	JSC	48.86	7/1994	6/1995	30	2025
B2	Gaoming Bridge	1.1 km	CJV	30.00/80.00	7/1996	11/1996	25	2021
B3	Zhaoqing Deqing Xijiang Bridge	1.4 km	CJV	60.00	12/1996	5/1999	25	2022
B4	Tianjin Yonghe Bridge	0.5 km	CJV	90.00	7/1998	12/1998	25	2023
		7.0 km						
	CARGO HANDLING PROJECTS							
C	Pacific Ports Company Limited#	n/a	Equity	75.00	4/1998	5/1998	–	Perpetual
C1	CSX World Terminals HK Ltd.	1,200,000 TEUs	Equity	25.01	6/1991	6/1991	50	2047
C2	ATL Logistics Centre Hong Hong Ltd.	5,900,000 sq. ft.	Equity	41.75	10/1985	2/1987	50	2047
C3	Asia Container Terminals Limited (ACT)	1,800,000 TEUs	Equity	17.51	12/1998	1 st half 2004	49	2047
C4	United Asia Terminals (Yantian) Limited	700,000 cbm	Equity	30.00	1/1997	2/1997	10	2006
C5	Xiamen Xiang Yu Quay Co., Ltd.	250,000 TEUs	CJV	69.00	8/1992	4/1997	60	2052
C6	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd.	500,000 TEUs	CJV	45.00	6/1995	2nd half 2002	50	2045
C7	Xiamen New World Xiangyu Warehouse & Processing Zone Limited	89,448 sq. m.	FWOE	75.00	3/1995	1/1998	50	2045
C8	Xiamen Xinyuan Container Terminal Co., Ltd.	14,400 TEUs	EJV	52.50	1/1998	1/1999	20	2018
C9	CSX Orient (Tianjin) Container Terminals Co., Limited	1,400,000 TEUs	EJV	18.38	1/1997	1/1999	30	2027
C10	Suzhou Huisu International Container Freight Wharfs Co., Ltd.	40,000 TEUs 600,000 tonnes	EJV	56.25	6/1995	1/1998	30	2025
C 11	ATL Logistics Centre Yantian Ltd.	600,000 cbm	Equity	34.50	4/2001	End of 2001	18	2019
	ENERGY PROJECTS							
P1	Zhujiang Power Station - Phase I	600.0 MW	EJV	50.00	1/1992	1/1994	25	2017
P2	Zhujiang Power Station - Phase II	600.0 MW	EJV	25.00	12/1995	4/1996	25	2020
P3	Shunde De Sheng Power Plant	273.5 MW	CJV	60.00	1/1997	4/1997	20	2017
P4	Macau Power Plant	396.7 MW	Equity	20.33	8/1997	11/1997	25	2010
P5	Sichuan Qianwei Dali Power Plant	54.0 MW	CJV	60.00	10/1997	11/1997	25	2022
P6	New QU Energy Limited	n/a	Equity	22.50	10/1999	10/1999	–	Perpetual
		1,924.2 MW						

		Gross Length/ Capacity	NWI's Form of Investment	NWI's Attributable Interest %	Contracted Date	Expected/ Actual Operation Date[1]	JV Period years	Expiry Date[2]
WATER PROJECTS								
W1	Macau Water Plant	255,000 m^3/day	Equity	42.50	8/1997	11/1997	25	2010
W2	Zhongshan Tanzhou Water Plant	60,000 m^3/day	Equity	29.00	8/1997	11/1997	35	2027
W3	Nanchang Water Plant	50,000 m^3/day	Equity	25.00	8/1997	11/1997	28	2023
W4	Lianjiang Water Plant	100,000 m^3/day	Equity	30.00	8/1997	3/2003	30	2027
W5	Dongguan Microfiltration Equipment Plant	n/a	Equity	25.00	8/1997	11/1997	20	2014
W6	Zhongshan Dafeng Water Plant	200,000 m^3/day	Equity	33.06	1/1998	4/1998	22	2020
W7	Zhongshan Quanlu Water Plant	500,000 m^3/day	Equity	33.06	1/1998	4/1998	22	2020
W8	Changtu Water Plant	50,000 m^3/day	Equity	35.00	3/1999	1/2001	30	2029
W9	Baoding Water Plant	260,000 m^3/day	Equity	45.00	3/2000	6/2000	20	2020
W10	Siping Water Plant	118,000 m^3/day	Equity	25.00	6/2000	9/2000	30	2030
W11	Zhengzhou Water Plant	360,000 m^3/day	Equity	25.00	10/2000	8/2001	30	2031
W12	Shanghai Spark Water Plant	100,000 m^3/day	Equity	25.00	6/2001	1/2002	30	2031
W13	Xinchang Water Plant	100,000 m^3/day	Equity	25.00	12/2001	3/2002	30	2031
W14	Panjin Water Plant	110,000 m^3/day	Equity	30.00	12/2001	4/2002	30	2031
W15	Shanghai SCIP Waste Water Plant	50,000 m^3/day	Equity	25.00	1/2002	12/2002	50	2052
W16	Qingdao Water Plant	543,000 m^3/day	Equity	25.00	5/2002	8/2002	25	2027
		2,856,000 m^3/day						
	TMT PROJECTS							
D1	China Internet Corporation Limited	n/a	Equity	31.66	5/1997	7/1997	–	Perpetual
D1	Chinadotcom Corporation	n/a	Equity	11.29	5/1997	7/1999[3]	–	Perpetual
D2	Integrated Telecom Express, Inc.	n/a	Equity	3.52	10/1999	8/2000[4]	–	Perpetual
D3	GWcom, Inc.	n/a	[5]	26.60	12/1999	12/1999	–	Perpetual
D4	LinkAir Communications, Inc.	n/a	Equity	20.54	2/2000	2/2000	–	Perpetual
D5	Shenzhen New World Xianglong Network Technology Co., Ltd	n/a	CJV	84.46	1/2000	1/2000	50	2050
D6	Shenzhen New World Xianglong Technology Development Co., Ltd	n/a	CJV	84.46	1/2000	1/2000	50	2050
D7	Prediwave	n/a	Equity	30.00	5/2000	5/2000	–	Perpetual
	STRATEGIC INVESTMENTS							
S1	Shenyang Public Utility Holdings Company Limited#	1,592,000 m^3/day	Equity	4.32	11/1999	12/1999	–	Perpetual
S2	Group Sense (International) Limited#	n/a	Equity	8.42	4/2000	4/2000	–	Perpetual

Listed on The Stock Exchange of Hong Kong Limited
(1) First date of NWI's profit entitlement
(2) Project or JV expiry date
(3) Listed on Nasdaq on 13/07/1999
(4) Listed on Nasdaq on 18/08/2000
(5) Series E Preferred Stock with US$0.57 non-cumulative dividend per annum

CJV = Co-operative Joint Venture (profit sharing percentage)
JSC = Joint Stock Company
EJV = Equity Joint Venture (percentage of equity interest)
FWOE = Foreign Wholly Owned Enterprise
n/a = Not Applicable

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interest %	Site Area sq. m.
	DEVELOPMENT PROJECTS FOR SALE				
1	Beijing New World Centre Phase II	CJV	JCE	70	16,224
2	Beijing Lai Loi Garden	CJV	Assoc. Co.	35	1,270,998
3	Chateau Regalia Beijing (formerly known as Beijing Lingal Garden)	CJV	Subsidiary	100	214,800
4	Beijing New World Garden Phase I	CJV	JCE	70	52,800
	Beijing New World Garden Phase II				26,930
	Beijing New World Garden Phase III				85,000
5	Beijing New View Garden Phase I	CJV	JCE	70	20,730
	Beijing New View Garden Phase II				204,270
	Beijing New View Commercial Centre				7,000
6	Beijing Xin Fu Commercial Centre	CJV	JCE	70	20,000
	Beijing Liangguang Road Blocks 3 & 4				
	Beijing Liangguang Road Blocks 2, 5, 6 & 7				11,600
	Beijing Xin Fu Garden				435,800
7	Beijing Xin Kang Garden Phase I	CJV	JCE	70	101,893
	Beijing Xin Kang Garden Phase II				
	Beijing Xin Kang Garden Phase III				
8	Tianjin Xin An Garden Phase I	FWOE	Subsidiary	100	17,148
	Tianjin Xin An Garden Phase II				3,000
9	Tianjin New World Garden Phase I	CJV	Other Joint Venture	60 (note)	46,469
	Tianjin New World Garden Phase II				
10	Tianjin Huayuan Residential Area Development Sub Area 8	CJV	Other Joint Venture	60 (note)	21,470
11	Tianjin Xin Chun Hua Yuan Development Phase II	CJV	Other Joint Venture	60 (note)	72,800
	Tianjin Xin Chun Hua Yuan Development Remaining Phases				
12	Jinan Sunshine Garden Phase I	EJV	JCE	65	249,335
	Jinan Sunshine Garden Phase II				
13	Shenyang New World Garden Phase IB	CJV	Subsidiary	90	80,342
	Shenyang New World Garden Phase IC				66,380
	Shenyang New World Garden Phase ID				24,689
	Shenyang New World Garden Remaining Phases				1,719,354
14	Dalian Manhattan Tower I (formerly known as Dalian New World Plaza Phase I)	EJV	Subsidiary	88	9,800
	Dalian Manhattan Tower II (formerly known as Dalian New World Plaza Phase III)				
15	Shanghai Zhongshan Square Phase III	CJV	JCE	34	16,171

Total GFA sq. m.	Residential sq. m.	Commercial sq. m.	Office sq. m.	Hotel sq. m.	Others sq. m.	Development Status	Expected Completion Date
36,280	31,084		2,829		2,367	Completed	N/A
762,600	724,470				38,130	Under Development	TBD
127,400	124,828				2,572	Under Development	Mar, 2003
78,747	3,145	21,105	25,360		29,137	Under Development	Jul, 2002
122,838	61,000		35,000		26,838	Under Development	Dec, 2004
382,800	205,000	7,570	108,330		61,900	Under Planning	TBD
41,672	23,255	1,663			16,754	Completed	Oct, 2001
618,046	432,277	60,571	34,647		90,551	Under Development	Apr, 2004
70,050		12,404	44,550		13,096	Under Planning	Feb, 2005
123,990		29,730	64,800		29,460	Under Planning	Feb, 2005
82,624	66,269	4,971			11,384	Under Planning	Feb, 2004
170,112	135,102	10,904			24,106	Under Planning	TBD
1,084,983	650,253	18,530	164,000		252,200	Under Planning	TBD
386	386					Completed	N/A
10,572	8,472				2,100	Completed	N/A
134,606	93,430	13,165			28,011	Under Planning	Dec, 2003
18,545	9,706	3,944			4,895	Completed	N/A
19,000			19,000			Under Planning	TBD
58,859	27,966	15,480			15,413	Under Development	Jun, 2003
74,440	67,141	2,000			5,299	Under Development	TBD
60,000	60,000					Under Planning	TBD
34,828	32,985	1,600			243	Completed	N/A
100,108	91,612	8,496				Under Planning	TBD
401,254	332,984	15,993			52,277	Under Development	Dec, 2005
100,000			100,000			Under Planning	Dec, 2006
32,064	21,246				10,818	Under Development	Jun, 2003
216,330	187,046				29,284	Under Development	Dec, 2004
67,300	67,300					Under Planning	Jun, 2005
2,767,828	1,780,301	367,232	126,660		493,635	Under Planning	TBD
25,723	25,723					Completed	N/A
59,632	41,632		18,000			Under Development	Aug, 2003
127,956			127,956			Under Planning	TBD

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interest %	Site Area sq. m.
	DEVELOPMENT PROJECTS FOR SALE				
16	Shanghai Hong Kong New World Garden Phase I	EJV	Subsidiary	80	114,269
	Shanghai Hong Kong New World Garden Phase II				
	Shanghai Hong Kong New World Garden Remaining Phases				
	Shanghai Hong Kong New World Garden - Mengzi Road				24,684
17	Wuhan Menghu Garden Phase I	CJV	JCE	50	399,335
	Wuhan Menghu Garden Remaining Phases				
18	Wuhan New World Centre Phase I	CJV	JCE	60	37,235
19	Wuhan Changqing Garden Phase IV	CJV	Other Joint Venture	60 (note)	2,311,331
	Wuhan Changqing Garden Phase V				
	Wuhan Changqing Garden Remaining Phases				
20	Wuhan Xin Hua Garden Phase I	CJV	JCE	60	92,909
	Wuhan Xin Hua Garden Remaining Phases				
21	Nanjing New World Centre	EJV	Subsidiary	92	11,219
22	Hefei New World Garden Phase I	CJV	JCE	60	82,660
	Hefei New World Garden Phase II				
23	Guangzhou New World Casa California	CJV	JCE	60	18,930
24	Guangzhou Dong Yi Garden Phase II	CJV	Subsidiary	100	74,585
	Guangzhou Dong Yi Garden Phase III				
	Guangzhou Dong Yi Garden Phase IV				
25	Guangzhou New World Oriental Garden Phase I	CJV	Subsidiary	100	96,567
	Guangzhou New World Oriental Garden Phase II				
	Guangzhou New World Oriental Garden Phase III				
26	Guangzhou Central Park-view Phase I (formerly known as New World Triumph Plaza Phase I)	CJV	Subsidiary	91	107,876
	Guangzhou Central Park-view Phase II (formerly known as New World Triumph Plaza Phase II)				
27	Guangzhou Covent Garden Phase IA	CJV	JCE	60	370,383
	Guangzhou Covent Garden Phase IB				
	Guangzhou Covent Garden Phase II				
	Guangzhou Covent Garden Remaining Phases				
28	Guangzhou Fangcao Garden Phase I	CJV	JCE	20	44,516
	Guangzhou Fangcao Garden Phase II				

Total GFA sq. m.	Residential sq. m.	Commercial sq. m.	Office sq. m.	Hotel sq. m.	Others sq. m.	Development Status	Expected Completion Date
25,961	822	787	23,178		1,174	Completed	Oct, 2001
156,633	131,036	19,097			6,500	Under Planning	Dec, 2004
249,800	219,534	21,440			8,826	Under Planning	TBD
92,565	92,565					Under Planning	TBD
24,764	24,764					Under Development	Dec, 2003
153,734	146,134		300		7,300	Under Planning	Dec, 2005
90,000	90,000					Under Planning	Mar, 2005
253,699	176,015	4,168			73,516	Under Development	Jun, 2003
151,930	142,400	900			8,630	Under Development	TBD
1,743,012	1,612,312	109,000			21,700	Under Planning	TBD
99,360	48,011	36,069			15,280	Completed	Sep, 2001
176,854	176,854					Under Planning	Dec, 2005
73,940	73,940					Under Development	Jan, 2003
30,168	9,640	2,819			17,709	Completed	Jun, 2002
10,054	9,731	323				Under Development	Sep, 2002
9,499	5,772				3,727	Completed	N/A
26,004	10,842	7,366			7,796	Completed	N/A
57,928	49,589				8,339	Under Development	Aug, 2002
129,401	99,722	1,590			28,089	Under Planning	May, 2006
182,133	118,925	20,169			43,039	Under Development	Jun, 2003
149,513	115,757				33,756	Under Planning	Aug, 2005
94,837	82,963				11,874	Under Planning	Dec, 2007
227,941	147,019	15,962			64,960	Under Development	Sep, 2003
145,896	112,908				32,988	Under Planning	Oct, 2005
8,144	8,144					Completed	Jun, 2002
10,000	10,000					Under Development	Jul, 2002
172,671	150,418				22,253	Under Planning	Dec, 2005
996,812	893,385				103,427	Under Planning	TBD
29,569	19,888	1,996			7,685	Under Development	Jul, 2002
51,200	42,602				8,598	Under Planning	TBD

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interest %	Site Area sq. m.
	DEVELOPMENT PROJECTS FOR SALE				
29	Guangzhou Park Paradise Phase IIA (formerly known as New World South City Phase IIA)	CJV	JCE	60	660,760
	Guangzhou Park Paradise Phase IIB (formerly known as New World South City Phase IIB)				
	Guangzhou Park Paradise Phase IIC (formerly known as New World South City Phase IIC)				
	Guangzhou Park Paradise Remaining Phases (formerly known as New World South City Remaining Phases)				
	Guangzhou Park Paradise Remaining Phases (formerly known as New World South City)	CJV	Subsidiary	80	451,859
30	Guangzhou Xintang New World Garden Phase IIA	CJV	JCE	60	283,335
	Guangzhou Xintang New World Garden Phase IIB				
	Guangzhou Xintang New World Garden Phase III				
	Guangzhou Xintang New World Garden Phase IV				
31	Shenzhen Xilihu Development	CJV	JCE	70	58,121
32	Shunde New World Convention & Exhibition Centre Phase II	CJV	Assoc. Co.	35	14,171
	Shunde New World Convention & Exhibition Centre Phase III-V				
33	Huiyang Palm Island Golf Resort Phase I (formerly known as Huiyang Palm Island Golf Club & Resort Phase I)	EJV	JCE	34	31,205
	Huiyang Palm Island Golf Resort Phase II (formerly known as Huiyang Palm Island Golf Club & Resort Phase II)				2,160
	Huiyang Palm Island Golf Resort Phase III (formerly known as Huiyang Palm Island Golf Club & Resort Phase III)				19,450
	Huiyang Palm Island Golf Resort Remaining Phases (formerly known as Huiyang Palm Island Golf Club & Resort Remaining Phases)				215,418
34	Zhaoqing New World Garden Phase I	CJV	Assoc. Co.	32	160,367
	Zhaoqing New World Garden Remaining Phases				
35	Shenzhen New World Yi Shan Garden Phase I	CJV	Subsidiary	90	89,300
	Shenzhen New World Yi Shan Garden Phase II				
	Shenzhen New World Yi Shan Garden Phase III				
36	Dongguan New World Garden Phase V-IX	CJV	JCE	38	504,563
	Dongguan New World Garden Remaining Phases				
37	Zhuhai New World Riviera Garden Phase IA	CJV	JCE	60	41,004
	Zhuhai New World Riviera Garden Phase IB				
	Zhuhai New World Riviera Garden Phase II				
38	Huizhou Changhuyuan Development Remaining Phases	CJV	Other Joint Venture	63 (note)	70,000
39	Haikou New World Garden Phase I	CJV	JCE	60	246,801
	Haikou New World Garden Phase II				
	Haikou New World Garden Phase III				
	Sub-total				

Note: The Group is entitled to a fixed rate return, which is predetermined in accordance with the provisions of the joint venture contracts in respect of development of low-cost community housing.

Total GFA sq. m.	Residential sq. m.	Commercial sq. m.	Office sq. m.	Hotel sq. m.	Others sq. m.	Development Status	Expected Completion Date
43,571	37,736	500			5,335	Completed	Apr, 2002
114,991	90,199				24,792	Under Development	Oct, 2003
228,338	187,581	500			40,257	Under Development	Aug, 2004
388,566	282,799				105,767	Under Planning	TBD
771,012	449,971				321,041	Under Planning	TBD
17,033	17,033					Completed	N/A
108,441	91,239	6,084			11,118	Under Development	Jun, 2004
90,713	84,880	3,700			2,133	Under Planning	Jun, 2005
107,604	100,620	4,223			2,761	Under Planning	Jun, 2007
29,000	23,800	5,200				Under Planning	TBD
30,758	24,099				6,659	Under Development	Mar, 2003
64,792	64,792					Under Planning	TBD
2,438	2,438					Completed	N/A
1,505	1,505					Under Development	Oct, 2002
16,535	16,535					Under Development	Dec, 2002
252,811	225,011				27,800	Under Planning	TBD
42,435	33,885				8,550	Under Development	Oct, 2002
308,830	271,112	4,000			33,718	Under Planning	TBD
8,182	6,155				2,027	Completed	N/A
58,369	42,355	4,003			12,011	Under Development	Nov, 2003
110,839	92,501				18,338	Under Planning	TBD
23,858	21,272	241	578		1,767	Completed	N/A
673,514	673,514					Under Planning	TBD
16,431	16,431					Completed	Jul, 2001
9,469	6,524				2,945	Under Development	Jun, 2003
29,031	28,018				1,013	Under Planning	TBD
126,000	97,850	4,000			24,150	Under Planning	TBD
54,643	50,927				3,716	Completed	Jun, 2002
64,127	62,535				1,592	Under Planning	Jun, 2004
140,258	140,025				233	Under Planning	Apr, 2005
17,569,689	13,369,647	869,495	895,188	–	2,435,359		

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interest %	Site Area sq. m.
	INVESTMENT PROPERTIES UNDER DEVELOPMENT				
21a	Nanjing New World Centre	EJV	Subsidiary	92	11,219
14a	Dalian New World Plaza Phase II	EJV	Subsidiary	88	9,800
40	Shanghai Hong Kong New World Tower	CJV	Assoc. Co.	44	9,953
41	Shanghai Ramada Plaza (formerly known as Shanghai Changning Ramada Square)	CJV	Subsidiary	57	9,084
32a	Huiyang Palm Island Golf Resort Remaining Phases (formerly known as Huiyang Palm Island Golf Club & Resort Remaining Phases)	EJV	JCE	30	215,418
18a	Wuhan New World Centre Phase II	CJV	JCE	60	37,235
	Sub-total				

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interest %	Site Area sq. m.
	COMPLETED INVESTMENT PROPERTY PROJECTS				
42	Beijing New World Centre Phase I	CJV	JCE	70	19,533
1a	Beijing New World Centre Phase II	CJV	JCE	70	16,224
43	New World Courtyard Hotel, Beijing	CJV	JCE	59	N/A (included in Beijing New World Centre Phase I
44	Tianjin New World Xin An Shopping Centre	FWOE	Subsidiary	100	23,127
45	New World Hotel, Shenyang	EJV	JCE	70	7,847
46	Wuhan Int'l Trade & Comm. Centre Annex Building	EJV	Subsidiary	95	3,806
47	New World Courtyard Hotel, Wuhan	CJV	JCE	50	5,201
31a	Shunde New World Convention & Exhibition Centre Phase I	CJV	Assoc. Co.	35	14,171
32b	Huiyang Palm Island Golf Resort Phase I (formerly known as Huiyang Palm Island Golf Club & Resort Phase I)	EJV	JCE	30	15,525
48	New World Courtyard Hotel, Shunde	CJV	Assoc. Co.	33	5,000
	Sub-total				
	Total				

	Total GFA sq. m.	Residential sq. m.	Commercial sq. m.	Office sq. m.	Hotel sq. m.	Others sq. m.	Development Status	Expected Completion Date
	132,250		43,795	65,653	13,316	9,486	Under Development	Jan, 2003
	73,946		49,413			24,533	Under Development	Oct, 2002
	137,760		44,043	75,286		18,431	Under Development	Dec, 2002
	127,199	42,939	22,112		49,737	12,411	Under Development	Nov, 2002
	10,645		10,645				Under Planning	TBD
	178,889		41,200	45,527	32,562	59,600	Under Planning	Nov, 2006
	660,689	42,939	211,208	186,466	95,615	124,461		

	Total GFA sq. m.	Residential sq. m.	Commercial sq. m.	Office (sq. m.)	Hotel sq. m.	Others sq. m.
	126,265	5,691	74,232	26,386		19,956
	98,941	28,315	43,902			26,724
	23,988				23,988	
	101,933		71,998	10,464		19,471
	32,200				32,200	
	9,963			9,963		
	10,250				10,250	
	49,203		33,254			15,949
	1,660				1,660	
	36,524				36,524	
	490,927	34,006	223,386	46,813	104,622	82,100
	18,721,305	**13,446,592**	**1,304,089**	**1,128,467**	**200,237**	**2,641,920**

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 26 November 2002 at 12:00 noon for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2002.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board

LEUNG Chi-Kin, Stewart

Company Secretary

Hong Kong, 18 October 2002

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from Tuesday ,19 November 2002 to Tuesday, 26 November 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, 18 November 2002.

DATO' DR. CHENG YU-TUNG *DPMS, LLD(Hon), DBA(Hon), DSSc(Hon) (Aged 77)*

Appointed as Director in May 1970 and has been the Chairman since 1982. Chairman of NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited. Director of Hang Seng Bank Limited. Dr. Cheng is the brother of Mr. Cheng Yue-Pui, father of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.

DR. CHENG KAR-SHUN, HENRY *BA, MBA, DBA(Hon), LLD(Hon) (Aged 55)*

Appointed as Director in October 1972 and became an Executive Director in 1973. Managing Director from 1989. Chairman and Managing Director of New World China Land Limited. Chairman of New World Infrastructure Limited, New World Services Limited, New World Telephone Holdings Limited, New World First Bus Services Limited, Pacific Ports Company Limited and Tai Fook Securities Group Limited. Managing Director of NWD (Hotels Investments) Limited. Director of Chow Tai Fook Enterprises Limited and HKR International Limited. Chairman of the Advisory Council for The Better Hong Kong Foundation. A Committee Member of the Eighth and Ninth Chinese People's Political and Consultative Committee of the People's Republic of China. Dr. Cheng is the eldest son of Dato' Dr. Cheng Yu-Tung and brother of Mr. Cheng Kar-Shing, Peter.

THE HONOURABLE LEE QUO-WEI *GBM, JP (Aged 84)*

Appointed as Director in October 1972. Honorary Chairman of Hang Seng Bank Limited. Director of Miramar Hotel & Investment Company Limited, Shaw Brothers (Hong Kong) Limited and Shanghai Industrial Holdings Limited. Life Member of the Council of The Chinese University of Hong Kong.

LORD SANDBERG *CBE (Aged 75)*

Appointed as Director from October 1972 to May 1977 and re-appointed in January 1987. Chairman of The Hongkong and Shanghai Banking Corporation Limited from September 1977 to December 1986.

DR. HO TIM *Chev.Leg.d'Hon, DSSc(Hon), DBA(Hon), LLD(Hon), JP (Aged 93)*

Appointed as Director in October 1972. Honorary Chairman of Miramar Hotel & Investment Company Limited. Director of Hang Seng Bank Limited and King Fook Holdings Limited. A Council Member of The Chinese University of Hong Kong. Honorary Permanent President of the Chinese Gold & Silver Exchange Society.

DR. SIN WAI-KIN, DAVID *DSSc(Hon) (Aged 73)*

Appointed as Executive Director in June 1970. Chairman of Myer Jewelry Manufacturer Limited, Honorary Chairman of Hip Hing Construction Company Limited and Vice-Chairman of Miramar Hotel & Investment Company Limited. Director of Hang Seng Bank Limited, King Fook Holdings Limited and New World First Bus Services Limited.

MR. CHENG YUE-PUI *(Aged 73)*

Appointed as Director in June 1970. Director of Chow Tai Fook Enterprises Limited. Mr. Cheng is the brother of Dato' Dr. Cheng Yu-Tung.

MR. LIANG CHONG-HOU, DAVID *(Aged 57)*

Appointed as Director in November 1979 and became Executive Director in 1986.

MR. YEUNG PING-LEUNG, HOWARD *(Aged 45)*

Appointed as Director in November 1985. Chairman of King Fook Holdings Limited, Director of Miramar Hotel & Investment Company Limited.

MR. CHA MOU-SING, PAYSON *(Aged 60)*

Appointed as Director in April 1989. Deputy Chairman of HKR International Limited and Chairman of The Mingly Corporation Limited. Mr. Cha is a Member of The National Committee of the Chinese People's Political and Consultative Conference.

MR. CHENG KAR-SHING, PETER *(Aged 50)*

Appointed as Director in October 1994. Director of NWD (Hotels Investments) Limited and New World Services Limited. Deputy Managing Director of New World Development (China) Limited. Executive Director of New World Infrastructure Limited and New World China Land Limited. Mr. Cheng is the son of Dato' Dr. Cheng Yu-Tung and brother of Dr. Cheng Kar-Shun, Henry.

MR. LEUNG CHI-KIN, STEWART *(Aged 63)*

Appointed as Director in October 1994 and has been the Group General Manager since May 1988. Executive Director of New World Infrastructure Limited and New World China Land Limited. Director of New World Hotel Company Limited, New World First Bus Services Limited and Hip Hing Construction Company Limited.

MR. CHAN KAM-LING *(Aged 62)*

Mr. Chan has been appointed as Director since 1994. He is also a Director of New World Infrastructure Limited, New World China Land Limited, New World First Bus Services Limited and a non-Executive Director of Tai Fook Securities Group Limited. In addition, Mr. Chan is currently the Managing Director of New World Services Limited, Hip Hing Construction Company Limited, Sino-French Holdings (Hong Kong) Limited and Macao Water Supply Company Limited as well as a Director of Companhia de Electricidade de Macau-CEM, S.A..

MR. CHOW KWAI-CHEUNG *(Aged 60)*

Appointed as Director in October 1994. Executive Director of New World China Land Limited and Director of Hip Hing Construction Company Limited.

MR. CHA MOU-ZING, VICTOR *(Aged 52)*

(Alternate Director to Mr. Cha Mou-Sing, Payson)

Appointed as Alternate Director in September 2000. Mr. Cha is the Managing Director of HKR International Limited. He has extensive experience in the textile and real estate business. He is active in public services and is member of various public and private bodies, inter alia, the Court of the Hong Kong Polytechnic University and the University Grants Committee.

The Directors have pleasure in presenting their Annual Report and Statement of Accounts for the year ended 30 June 2002.

Group Activities

The principal activities of the Company remain investment holding and property investment. The principal activities of the principal subsidiary companies, principal associated companies and principal jointly controlled entities are shown in Notes 37, 38 and 39 to the Accounts on pages 138 to 150.

Accounts

The profit of the Group for the year ended 30 June 2002 and the state of the Company's and the Group's affairs at that date are set out in the Accounts on pages 88 to 150.

Group Reorganisation

On 18 October 2002, the Board of Directors of the Company resolved to implement a Group reorganisation whereby the 52.4% entire interest in New World Services Limited and the investments in road, bridge, water treatment and power plant projects of the 54.3% owned New World Infrastructure Limited ("NWI") would be disposed of to Pacific Ports Company Limited ("PPC"), which is 75.0% owned by NWI. After the reorganisation and conversion of preference shares of PPC held by NWI and the distribution of PPC shares to NWI's shareholders, the Group would then hold 52.0% interest in PPC and continue to hold 54.3% in NWI.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such right under the laws of Hong Kong.

Dividends

The Directors have resolved to recommend total final dividend of HK$0.10 per share (2001: HK$0.10 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.09 per share with a cash option to shareholders registered on 26 November 2002. Together with the interim dividend of HK$0.10 per share (2001: HK$0.10 per share) paid in June 2002, total distributions for 2002 would thus be HK$0.20 per share (2001: HK$0.20 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting the listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares.

Share Capital

Details of movements in share capital during the year are set out in Note 25 to the Accounts.

Reserves and Distributable Reserves

Details of movements in reserves are set out in Note 26 to the Accounts.

Five-year Financial Summary

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on pages 154 and 155.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiary companies has purchased, sold or redeemed any of the Company's listed securities during the year.

Donations

The Group made charitable and other donations during the year amounting to HK$22.4 million (2001: HK$18.4 million).

Fixed Assets

Movements of fixed assets during the year are summarised in Note 13 to the Accounts.

Connected Transactions

Connected transactions of the Group are set out on pages 68 to 76.

Group Borrowings

Borrowings of the Company and the Group repayable within one year are included in current liabilities and long term borrowings as set out in Note 28 to the Accounts.

Directors

The Directors of the Company, whose names appear on pages 61 to 62 of this annual report, were Directors of the Company during the year and at the date of this report.

In accordance with Article 103 of the Company's Articles of Association, Dr. Cheng Yu-Tung, the Honourable Lee Quo-Wei, Dr. Ho Tim and Mr. Yeung Ping-Leung, Howard retire by rotation and, being eligible, offer themselves for re-election.

The Company's non-executive directors serve for a term of three years and each is subject to re-election by the shareholders in general meetings upon expiry of appointment.

None of the Directors had a service contract with the Company or any of its subsidiary companies which cannot be terminated within one year without any compensation.

Audit Committee

An Audit Committee has been established and the members of the Committee are Mr. Cha Mou-Sing, Payson and Mr. Yeung Ping-Leung, Howard. The principal responsibilities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Directors' Interests in Contracts

Pursuant to an agreement dated 5 August 1993 (the "Agreement") made between Hotel Property Investments (B.V.I.) Limited ("HPI") and Renaissance Hotel Holdings (B.V.I.) Limited ("Renaissance"), both being former subsidiary companies of the Group, and CTF Holdings Limited ("CTF"), HPI agreed to pay CTF an annual fee in accordance with the terms of the Agreement. This Agreement was assigned to NWD (Hotels Investments) Limited ("NWDH"), a subsidiary company of the Group, on 25 July 1997. CTF was paid a fee of US$8.9 million (HK$69.7 million) for the year ended 30 June 2002 (2001: US$9.5 million (HK$73.9 million)). Dr. Cheng Kar-Shun, Henry, Director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiary companies of the Group, are interested in this transaction to the extent that they have beneficial interests in CTF.

Save for contracts amongst group companies and the aforementioned transactions, no other contracts of significance to which the Company or any of its subsidiary companies was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares

As at 30 June 2002, interests of the Directors and their associates in the equity securities of the Company and its subsidiary companies which have been recorded in the register kept by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance are set out on pages 77 to 78.

Directors' Rights to Acquire Shares or Debentures

Save as disclosed under the section header "Share Option Schemes" below, at no time during the year was the Company or any of its subsidiary companies a party to any arrangements to enable the directors of the Company or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Schemes

Share option schemes of the Group are set out on pages 79 to 85.

Substantial Shareholder

As at 30 June 2002, Chow Tai Fook Enterprises Limited ("CTFEL"), together with its subsidiary companies had interests in 831,206,530 shares in the Company.

Save for the above, no other shareholder is recorded in the register kept pursuant to Section 16 (1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company as at 30 June 2002.

Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following Directors have interests in the following businesses which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the directors of the Company were appointed as directors to represent the interests of the Company and/or the Group pursuant to the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"):

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Dr. Cheng Yu-Tung	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
Dr. Cheng Kar-Shun, Henry	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development	Director
	HKR International Limited group of companies	Property investment and development, construction and property management	Director
Dr. Sin Wai-Kin, David	Miramar Hotel & Investment Company Limited group of companies	Property investment and hotel operation	Director
Mr. Cheng Yue-Pui	Chow Tai Fook Enterprises Limited group of companies	Property investment and development	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
Mr. Cheng Kar-Shing, Peter	Chow Tai Fook Enterprises Limited group of companies	Property investment and development	Director
Mr. Chan Kam-Ling	Evergreen Investment Limited	Property investment	Shareholder
	Yearfull Investment Limited	Property investment	Shareholder
	Victory China Development Limited	Property investment	Shareholder
	Gold Asia Trading Limited	Property investment	Shareholder
Mr. Chow Kwai-Cheung	Hinkok Development Limited	Property development	Shareholder
	Asia Leisure Development Company Limited	Property development	Director

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board of Directors of the Company is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

During the year, less than 30% of the Group's turnover and less than 30% of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

Corporate Governance

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year covered by this annual report.

Practice Note 19 of the Listing Rules

The disclosure pursuant to Practice Note 19 of the Listing Rules is set out on page 86.

Auditors

The Accounts have been audited by Messrs PricewaterhouseCoopers and H.C. Watt & Company Limited, who retire and, being eligible, offer themselves for re-appointment as joint auditors of the Company.

On behalf of the Board
Dr. Cheng Yu-Tung
Chairman

Hong Kong, 18 October 2002

Connected Transactions

(a) The Company and CTFEL, severally in the proportions of 64.0% and 36.0%, have on 29 August 1995 issued an indemnity ("Indemnity") to Renaissance Hotel Group N.V. ("RHG"), a former subsidiary company of NWDH, which is now an independent third party, in respect of any obligations of RHG or its subsidiary companies may have in respect of certain lease payment obligations under 25 leases or guarantees of leases of Hotel Property Investment, Inc., a Delaware corporation held by HPI.

On 25 July 1997, NWDH sold its entire interests in HPI to CTF, a company controlled by Dr. Cheng Kar-Shun, Henry, a director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiary companies of the Company. Under the sale, the indemnity will continue. Arrangements have therefore been entered into whereby CTFEL will counter-indemnify the Company fully against any liability arising under the Indemnity in respect of the said lease obligations and guarantees of leases. It is presently estimated that the maximum liability of the Company under the Indemnity will be approximately US$54.0 million per annum. Up to now, no payment has ever been made by the Company or CTFEL under the Indemnity.

(b) On 3 December 1998, NWI and CSX World Terminals Hong Kong Limited ("CSX") entered into a deed of guarantee (the "CSX8 Guarantee") in respect of the obligations of CSXWT Terminal 8 Limited ("CSX8") and NWI also entered into another deed of guarantee (the "Sunmall Guarantee") in respect of the obligations of Sunmall Limited ("Sunmall") on the same date. Both the CSX8 Guarantee and the Sunmall Guarantee are in favour of Asia Container Terminals Limited ("ACT"), which is one of the joint developers of the Container Terminal No. 9 ("CT9") at Tsing Yi, and its shareholders. The shareholders of ACT included two independent third parties, Sunmall and CSX8 holding 57.0%, 13.5% and 29.5% interest respectively. Sunmall was at that time a wholly owned subsidiary company of NWI and CSX8 was a non-wholly owned subsidiary company owned as to 66.1% by NWI and 33.9% by CSX. CSX is a connected person of NWI only by virtue of CSX's substantial shareholding in CSX8.

Pursuant to a restructuring agreement dated 3 December 1999, the shareholders of ACT transferred all their ACT shares to Asia Container Terminals Holdings Limited ("ACTH") in exchange for shares in ACTH. ACT then became a wholly owned subsidiary company of ACTH which shareholders and their respective shareholdings are the same as that of ACT before the restructuring. All rights and obligations of ACT under the shareholders' agreement, the shareholders' funding agreement and the shareholders' loan agreement of ACT (the "ACT Agreements") are assumed by ACTH.

Following the completion in March 2000 of the disposal of all port and port-related investments to PPC ("the PPC Reorganisation"), Sunmall and CSX8 became indirect non-wholly owned subsidiary companies held through PPC.

Under the CSX8 Guarantee, NWI and CSX unconditionally, irrevocably and severally guarantee, in the proportion of each of their respective shareholdings in CSX8, to ACTH and each of its shareholders (other than CSX8) that, if for any reason CSX8 does not (i) pay any sum payable by or expressed to be payable by it, or (ii) perform any of its obligations, under the ACT Agreements, NWI and CSX will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of CSX8 under the ACT Agreements is substantially to fund CSX8's share of CT9 project cost currently estimated to be HK$818.0 million (2001: HK$720.0 million) of which 66.1% amounting to HK$541.0 million (2001: HK$476.0 million) is guaranteed by NWI pursuant to the CSX8 Guarantee.

On 29 May 2002, the parties to the CSX8 Guarantee entered into a deed of amendment whereby NWI was released from the CSX8 Guarantee with effect from 16 November 2001.

Under the Sunmall Guarantee, NWI unconditionally and irrevocably guarantee ACTH and each of its shareholders (other than Sunmall) that, if for any reason Sunmall does not (i) pay any sum payable by or expressed to be payable by it, or (ii) perform any of its obligations, under the ACT Agreements, NWI will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of Sunmall under the ACT Agreements is substantially to fund Sunmall's share of CT9 project cost currently estimated to be HK$374.0 million (2001: HK$330.0 million) pursuant to the Sunmall Guarantee.

(c) In July 1999, a deed of tax indemnity was entered into between the Company and New World China Land Limited ("NWCL") whereby the Company undertakes to indemnify NWCL in respect of, inter alia, certain income tax ("IT") and land appreciation tax ("LAT") in The People's Republic of China ("PRC") payable in consequence of the disposal of certain properties held by NWCL as at 31 March 1999 and in respect of which the aggregate amount of LAT and IT is estimated at approximately HK$7,059.0 million (2001: HK$7,783.0 million). The tax indemnity is also given in respect of LAT and IT payable in consequence of the disposal of any low-cost community housing in the event the relevant company in the NWCL Group is unable to pay such taxes. During the year, no such tax indemnity is effected (2001: Nil).

(d) ACT entered into a facility agreement in respect of project financing of CT9 for HK$2,700.0 million (the "ACT Refinanced Loan") on 13 November 2001 to refinance the facility agreement (the "ACT Loan") dated 31 January 2000. The ACT Refinanced Loan is severally guaranteed by NWI and the other shareholders ACTH in proportion of their respective effective equity interest in ACTH which wholly owns ACT. Accordingly, NWI guarantees 32.9995% of the ACT Refinanced Loan. After the PPC Reorganisation, PPC holds NWI's former interest in ACTH but NWI remains the guarantor for purpose of the ACT Loan and thereafter, the ACT Refinanced Loan. PPC is a non-wholly owned subsidiary company of NWI in which no connected person of NWI is a substantial shareholder.

(e) Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu") a subsidiary company of the Group's indirect subsidiary company, PPC, is owned as to 45.0% by Suzhou Tonggang Group Company ("Tonggang"), 40.0% by New World (Suzhou) Port Investments Limited ("NW Suzhou") and 15.0% by Wealth & Health Limited ("Wealth & Health"). Both NW Suzhou and Wealth & Health are indirect wholly owned subsidiary companies of PPC. Tonggang is a connected person of the Group only by virtue of being a substantial shareholder of Huisu and is not otherwise connected with the Group.

On 8 February 2001, an agreement was entered into between Grand Linkage Limited ("Grand Linkage"), an indirect wholly owned subsidiary company of PPC, and Tonggang pursuant to which Grand Linkage would acquire 20.0% interest in Huisu from Tonggang at a consideration of RMB5.2 million (approximately HK$4.9 million) based on unaudited net asset value of Huisu as at 30 June 2000. The acquisition would permit PPC to strengthen the management of Huisu and enhance its contribution in the long run.

(f) On 19 April 2001, a shareholders' agreement was entered into between Front Drive Limited ("Front Drive"), a wholly owned subsidiary of PPC, Kingsfund Limited ("Kingsfund") which is an indirect wholly owned subsidiary of CSX World Terminals, LLC. ("CSXWT", a substantial shareholder of CSX8 which is in turn a subsidiary of PPC), and ATL Logistics Centre Hong Kong Limited ("ATL") which is an associated company of CSXWT and a jointly controlled entity of PPC for the purpose of setting up a company incorporated in Hong Kong known as ATL Logistics Centre Yantian Limited ("ATLY") to invest in the business in Yantian District, PRC. ATLY is owned as to 18.2% by Front Drive, 31.8% by Kingsfund and 50.0% by ATL.

According to the terms of the aforesaid shareholders' agreement, shareholders' loans will be called by ATLY on a pro-rata basis when required. As at the date of this report, shareholders' loans for ATLY in the total amount of HK$2.0 million had been advanced by Front Drive.

(g) On 27 July 2001, NWCL executed a corporate guarantee in respect of the full obligation and liabilities of a HK$455.0 million Standby Letter of Credit Facility ("L/C Facility") extended by a bank for a period of 49 months to New World Development (China) Limited ("NWDC"), a wholly owned subsidiary company of NWCL. The L/C Facility was granted to support a 48-month credit facility of RMB500.0 million extended by a bank in PRC to Nanjing Huawei Real Estate Development Company Limited ("NHRED"), a 92% owned subsidiary of NWDC. NWDC had also provided a completion and funding guarantee to procure the construction and completion of the property projects undertaken by NHRED. The provision of the aforesaid guarantees by NWCL and NWDC constituted connected transactions for the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(h) On 17 August 2001, an agreement was entered into between Regent Hotel (Hong Kong) Limited ("Regent") as vendor and Fullbase Co., Ltd. ("Fullbase"), an indirect wholly owned subsidiary company of the Company, as purchaser whereby Regent had agreed to sell 20,000,000 shares of HK$1.00 each in Eurasia Hotel Limited ("Eurasia") to Fullbase at a consideration of HK$185.0 million upon the terms and conditions therein contained.

Eurasia was a 75.0% indirect subsidiary of the Company, and Regent owned 25.0% of Eurasia. Hence, Regent was a connected person of the Company. Accordingly, the transaction constituted connected transaction of the Company.

(i) On 30 August 2001, 南京惠寧碼頭有限公司 (Nanjing Huining Wharfs Co., Ltd.) ("Nanjing Huining") entered into an operating and management agreement (the "Operating and Management Agreement") with 南京港務管理局 (Nanjing Port Authority) ("NPA") whereby NPA agreed to act as the new operator for Nanjing Huining for its unexpired joint venture period up to 2 June 2019 at a consideration of RMB18.0 million (approximately HK$16.8 million) to be paid to New World (Nanjing) Port Investments Limited ("NW Nanjing") by Nanjing Huining.

By an agreement (the "Huining Agreement") entered into between NW Nanjing and Nanjing Huining on 30 August 2001, NW Nanjing consented that NPA has the sole operation and management right of Nanjing Huining.

In addition, NW Nanjing entered into a share pledge agreement (the "Share Pledge Agreement") with NPA on 30 August 2001 whereby NW Nanjing pledged its entire shareholding of 55.0% in Nanjing Huining in favour of NPA as assurance for NW Nanjing's obligations under the Operating and Management Agreement, the Huining Agreement, the Share Pledge Agreement and the undertaking to maintain its share interest in Nanjing Huining until the expiry of the joint venture period of Nanjing Huining up to 2 June 2019.

The above-mentioned agreements provided PPC with an assured return for the remaining joint venture period of Nanjing Huining and relieved PPC of any further risks in relation to Nanjing Huining.

Nanjing Huining was a non-wholly owned subsidiary of NWI owned as to 55.0% by NW Nanjing and 45.0% by NPA. NW Nanjing is wholly owned by PPC and NPA is a connected person of the Group only by virtue of being a substantial shareholder of Nanjing Huining and is not otherwise connected with the Group.

(j) On 3 September 2001, Shanghai Ramada Plaza Ltd. ("SRP") was granted a bridging loan by a bank for principal amounts of US$10.0 million and RMB50.0 million ("Bridging Loan") for a term of five years. The Bridging Loan was part of a loan facility of US$10.0 million and RMB300.0 million ("Loan Facility") which was subsequently granted to SRP by two banks on 25 July 2002 for a term of five years to finance the development cost of its property projects and as general working capital. Upon each of the granting of the Bridging Loan and the Loan Facility, NWCL provided guarantee in respect of the full obligation and liabilities of SRP under the Bridging Loan and the Loan Facility as well as the completion of Shanghai Changning Ramada Square and undertook that the funding agreement relating to the completion of its construction would be fulfilled.

SRP is owned as to 95.0% by Ramada Property Ltd. ("RPL") which in turn is indirectly owned as to 60.0% by NWCL, 20.0% by Stanley Enterprises Limited ("Stanley") and 20.0% by independent third parties. The other shareholders of RPL have agreed to indemnify NWCL in respect of its liability under the guarantee in proportion to their shareholding in RPL and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the banking facilities being utilised by SRP.

By virtue of the fact that Stanley is a substantial shareholder of certain subsidiary companies of NWCL group, the provision of the guarantees by NWCL in respect of the Bridging Loan and the Loan Facility and the payment of guarantee fee by Stanley constituted connected transactions for the Group.

(k) On 19 September 2001, Touchful Limited ("Touchful"), a wholly owned subsidiary of NWI, entered into a loan agreement ("Loan Agreement") with Apex-Pro Systems Limited ("Apex-Pro"), an indirect 62.8% subsidiary of NWI in which no connected person of NWI is a substantial shareholder, whereby Touchful provides advances up to HK$2.0 million to Apex-Pro at an interest rate of 8% per annum. These advances shall be repayable on demand provided that if the advances together with accrued interest is not repaid in full by the first anniversary of the date of the Loan Agreement, Touchful shall, upon the request of Apex-Pro, capitalise the outstanding amount of the advances (based on a pre-money valuation of HK$10.0 million for the entire issued share capital of Apex-Pro as at the date of the Loan Agreement) into new shares of Apex-Pro.

These advances were made not in proportion to the shareholdings of Apex-Pro. Therefore this transaction constituted connected transaction under the Listing Rules.

(l) On 11 October 2001, a share subscription agreement (the "Subscription Agreement") was entered into between PPC, Noble Park Investments Limited ("NP"), Sunmall, Pacific Owner Limited ("POL", together with NP and Sunmall, all of them are wholly owned subsidiaries of PPC which in turn is a 75.0% subsidiary of NWI), Pacific Container Limited ("PCL") and CSX, under which POL (which holds approximately 19.5% attributable interest in ACT) agreed to issue to CSX three redeemable convertible shares of US$1.00 each in the share capital of POL (the "Subscription Shares") at HK$242.3 million in cash. Such amount of consideration was received by PPC on 16 November 2001 (the "Completion Date"). Upon the conversion of the Subscription Shares, CSX will obtain the title for 100% interest in POL.

Pursuant to the Subscription Agreement, CSX had assumed liability of POL, Sunmall, NP, PPC and NWI (as appropriate) under the financing and project agreements in respect of the ACT Project (as defined below) by way of cross indemnity from the Completion Date.

("ACT Project" refers to projects carried out by ACT in relation to the completion of the construction of CT9 and the subsequent operation and management of that terminal or Container Terminal 8 West under a berth swap agreement entered into between ACT and Modern Terminals Limited.)

CSX and PCL are connected persons of the Group only by virtue of being substantial shareholders of CSX8.

(m) On 16 October 2001, a conditional sale and purchase agreement had been entered into between New World CyberBase Nominee Limited ("NWCN") and Best Cyber Limited ("Best Cyber") pursuant to which Best Cyber had agreed to purchase and NWCN had agreed to sell 704,086,000 shares of HK$0.02 each in the issued capital of NWCB ("Sale Shares"), representing approximately 18.5% of the existing issued share capital of NWCB.

The total consideration paid by Best Cyber for the Sale Shares was HK$49.3 million, representing approximately HK$0.07 per NWCB share, which would be satisfied as to HK$10.0 million by the allotment and issue of 100.0 million shares of HK$0.01 each in the issued share capital ("Consideration Shares") of Asia Logistics Technologies Limited ("ALT"), credited as fully paid, at HK$0.10 per share by ALT to NWCN and as to HK$39.3 million by issue of convertible bond by ALT to NWCN. The Consideration Shares represented approximately 3.2% of the ALT's existing issued share capital and approximately 3.1% of ALT's issued share capital as enlarged by the issue of the Consideration Shares. The convertible bond is convertible at an initial conversion price of HK$0.10 per ALT share (subject to adjustment) at any time from and including the first anniversary of the date of the issue of the convertible bond until the business day last preceding the third anniversary of the date of the issue of the convertible bond. Assuming the exercise in full of the conversion rights attaching to the convertible bond at an initial conversion price of HK$0.10 per ALT share, a total number of 392,860,000 new ALT share ("Conversion Shares") would be issued, representing approximately 12.8% of ALT's existing issued share capital and approximately 11.0% of ALT's issued capital as enlarged by the issue of the Conversion shares and Consideration Shares.

Mr. Lo Lin Shing, Simon, being the beneficial owner and an executive director of ALT and a director of certain subsidiary companies of the Company, the above transaction constituted connected transaction for the Company under Chapter 14 of the Listing Rules.

(n) On 28 November 2001, Shenzhen Topping Real Estate Development Company Limited ("STRED"), a 90.0% indirectly owned subsidiary of NWCL, entered into a loan agreement with a bank whereby the bank agreed to grant to STRED a loan facility of RMB250.0 million for a term of 2 years to finance a property development project and as general working capital.

NWCL had provided a corporate guarantee in respect of the full repayment of the principal and interest payable under the facility. The provision of the said guarantee constituted a connected transaction for the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(o) On 27 December 2001, NWDC and NW China Homeowner Development Limited ("NWCHD") entered into agreements with Solar Leader Limited ("Solar Leader") pursuant to which NWDC and NWCHD agreed to sell and assign and Solar Leader agreed to purchase the entire issued share capital of each of Business Talent Limited ("Business Talent"), Mariss Investments Limited ("Mariss Investments") and Million Shine Property Limited ("Million Shine"), being 1 ordinary share of US$1 each respectively (collectively, the "Sale Shares"), together with shareholder's loans of each of Business Talent, Mariss Investments and Million Shine owing to NWDC and/or NWCHD amounting to HK$50.7 million, HK$137.3 million and HK$230.5 million respectively (collectively, the "Shareholder's Loans"). The consideration for the Sale Shares and the Shareholder's Loans, which was paid by Solar Leader to NWDC and NWCHD in cash, was HK$155.6 million in respect of Business Talent, HK$136.1 million in respect of Mariss Investments and HK$109.4 million in respect of Million Shine.

The agreements relating to the disposal of Business Talent, Mariss Investments and Million Shine ("Disposal") were made pursuant to a buy-back undertaking, which was given by the Company to NWCL in the spin-off agreement relating to the separate listing of NWCL, in respect of those properties of which NWCL was unable to obtain land use right certificates or other similar or analogous certificates conferring rights to use certain properties in the PRC which included Beijing Boxing Plaza, Shijiazhuang New World Plaza and Qingyuan Low-Cost Housing Development owned by Business Talent, Mariss Investments and Million Shine respectively.

By virtue of the fact that Solar Leader is a wholly-owned subsidiary of the Company which in turn is a controlling shareholder of NWCL, the Disposal constituted a connected transaction for the Group.

(p) On 4 January 2002, a sale and purchase agreement ("S&P Agreement") had been entered into between the Company, CTFEL, Triple Wise Investment Company Limited ("Triple Wise"), Asean Resources Holdings Limited ("AR"), Fitmond Limited ("Fitmond") and Wise Come Development Limited ("Wise Come") for the purpose of, inter alia, the acquisition of the entire issued share capital of Poucher Limited ("Poucher"), a wholly owned subsidiary company of Fitmond, of US$1 (equivalent to approximately HK$7.8) and the shareholder's loan owing by Poucher to Fitmond upon completion at a consideration of HK$7.8 and HK$300.0 million (subject to adjustment) respectively by Wise Come from Fitmond. Pursuant to the S&P Agreement, Triple Wise and Wisdom Profit Investments Limited ("Wisdom Profit"), an indirect wholly-owned subsidiary company of AR nominated by AR as the shareholder of Wise Come, had agreed to procure Wise Come, a joint venture company of which Triple Wise and Wisdom Profit were initially interested on 80% and 20% (subject to the occurrence of an event where the maximum gross floor area permitted for the residential development on the Properties (as defined below) under the basic terms upon which the Lands Department has in writing confirmed that it is prepared to recommend to the Government of Hong Kong a proposed insitu land exchange of the properties exceeds certain gross floor area of the properties as stated in the S&P Agreement) of its issued share capital respectively, to acquire the entire issued share capital and the shareholder's loan. Wisdom Profit shall be entitled to subscribe at par value for such additional number of shares in Wise Come so that the respective shareholding percentages of Triple Wise and Wisdom Profit in Wise Come will be 75% and 25% respectively as enlarged by such subscription. In addition, the consideration for the acquisition shall also be adjusted upwards. Poucher, through its wholly-owned subsidiary companies, is principally engaged in the development of Fanling Sheung Shui Town Lot No 182 and various lots no in Demarcation District No 51 in Fanling New Territories with a total site area of approximately 684,264 sq.ft. (the "Properties") for sale and is beneficially interested in the land title of the property.

Triple Wise is owned equally by the Company and CTFEL and will be solely responsible for the provision of necessary funding to Wise Come for the purpose of the acquisition and future operations of Wise Come. The Company and CTFEL or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise ("Transactions").

The provision of financial assistance to Wise Come solely by the Company and CTFEL or their respective associates through Triple Wise will constitute a connected transaction for the Company under Chapter 14 of the Listing Rules.

The Company had been granted a waiver by the Stock Exchange from compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Transactions set out above which constituted connected transaction as defined in the Listing Rules. The Transactions have been reviewed by the independent non-executive directors of the Company who had confirmed that the Transactions were:

(i) in the ordinary and usual course of business of the Company;

(ii) on normal commercial terms and on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii) the aggregate amount of the transactions was lower than 3% of the audited consolidated net tangible assets of the Group.

(q) On 6 February 2002, the Company, CTFEL and Wee Investments (Pte.) Limited ("Wee"), an independent third party property development company, together with a wholly-owned subsidiary company of each of the Company and Wee, and Jade Gain Enterprises Limited ("Jade Gain") entered into a shareholders' agreement relating to Jade Gain which is the developer of the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No 75 Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 sq.ft. (the "Project"). The Company, CTFEL and Wee have a direct or indirect shareholdings of 45.0%, 30.0% and 25.0% respectively in Jade Gain.

On the same day, Jade Gain, the Company, CTFEL and Wee entered into a development agreement with MTR Corporation Limited in relation to the development of the Project.

CTFEL together with its subsidiaries own approximately 38.1% of the issued share capital of the Company. Being a controlling shareholder of the Company, CTFEL is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange.

(r) On 15 May 2002, the Company, CTFEL and Wee entered into a funding agreement, and the performance and completion undertaking and a deed of guarantee entered into by the Company ("Financing Documents"), in favour of the agent for the lenders in respect of HK$1,300.0 million term loan facility granted by a syndicate of banks to Jade Gain. The financial obligations of the Company, CTFEL and Wee under the Financing Documents are several and are in proportion to each shareholder's respective shareholding percentage in Jade Gain. However the financial obligations of the Company, CTFEL and Wee under the Financing Documents might be adjusted if one of the party defaulted under the development agreement dated 6 February 2002 as stated in (q) above. Under such circumstances, the other non-defaulting parties would have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party might have to assume the financing obligations under the Financing Documents greater than the in proportion to each shareholders' respective shareholder's percentage in Jade Gain.

As CTFEL is regarded as a connected person of the Company, entering into of the Financial Documents by the Company would constitute connected transaction of the Company.

(s) On 10 June 2002, STRED entered into a loan agreement with a bank whereby the bank agreed to grant to STRED a loan facility of RMB100.0 million for a term of 3 years to finance a property development project and as general working capital.

NWCL had provided a corporate guarantee in respect of the full repayment of the principal and interest payable under the facility. The provision of the said guarantee constituted connected transaction for the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(t) Xiamen Xiang Yu Quay Co., Ltd. ("CJV 1") is 8.0% owned by Xiamen Xiangyu Group Corporation ("Xiangyu Group") and 92.0% owned by New World (Xiamen) Port Investments Limited ("NW (Xiamen)", an indirect wholly owned subsidiary company of PPC) while Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. ("CJV 2") is 40.0% owned by Xiangyu Group and 60.0% owned by NW (Xiamen). CJV 1 and CJV 2 own berth no. 12 and berths nos. 13 and 14 in the East Channel Port Zone of Xiamen in the PRC respectively.

On 28 June 2002, a merger agreement (the "Merger Agreement") was entered into between CJV 1, CJV 2 and Xiamen Xiangyu Free Port Developing Co., Ltd. ("WSOLLC", a wholly owned subsidiary company of Xiangyu Group) which owns berth nos. 15 and 16 in the East Channel Port Zone of Xiamen in the PRC), pursuant to which CJV 1 will be merged with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist) (the "Merger"). In addition, CJV 1 will be converted from a Sino-foreign co-operative joint venture company into a Sino-foreign equity joint venture company when the Merger is completed in accordance with the Merger Agreement, after which a new joint venture company (the "New JV"), the new identity of CJV 1, will be formally established as a result of such conversion.

The New JV will be owned as to 50.0% by Xiangyu Group and 50.0% by NW (Xiamen). The total investment and the registered capital of the New JV will be RMB1,150.0 million (approximately HK$1,084.9 million) and RMB384.0 million (approximately HK$362.3 million) respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans and internal funding.

As at the date of this report, the conditions for the completion of the Merger as set out in the Merger Agreement were not yet fulfilled.

NW (Xiamen) was a wholly owned subsidiary of PPC which in turn is a 75.0% subsidiary of NWI. WSOLLC is a connected person of the Group only by virtue of being a wholly owned subsidiary company of a substantial shareholder of CJV 2 and is not otherwise connected with the Group.

(u) On 16 July 2002, Guangzhou Xin Yi Development Limited ("GXYD") was granted a 4-year term loan facility of up to HK$171.6 million and a revolving loan facility of up to RMB228.3 million by a bank to finance the construction and development cost of its property project. The loan facilities were severally guaranteed by NWCL and CTFEL as to 90.5% and 9.5% respectively, in proportion to their indirect shareholdings in GXYD.

As CTFEL is regarded as a connected person of the Group, the provision of the said guarantee by NWCL constituted connected transaction for the Group pursuant to rule 14.25(2)(b) of the Listing Rules.

(v) On 19 July 2002, NWCL executed a corporate guarantee in respect of the full obligation and liabilities of Shanghai Ju Yi Real Estate Development Co., Ltd. ("SJYRED") under loan facilities as granted by a bank of up to an aggregate principal amount of RMB100.0 million for a term of 7 years to finance the property project undertaken by SJYRED. SJYRED is beneficially owned as to 80.0% and 20.0% by NWDC and Stanley respectively. Stanley has agreed to indemnify NWCL in respect of its liability under the guarantee as to 20.0% and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by SJYRED.

By virtue of the fact that Stanley is a substantial shareholder of certain subsidiary companies of the NWCL Group, the granting of the said guarantee and the payment of guarantee fee by Stanley constituted connected transactions for the Group.

(w) On 24 July 2002, a sale and purchase agreement was entered into between Yue Wah Enterprises Company Limited ("Yue Wah"), a wholly-owned subsidiary company of the Company and Bing Fu Investment Company Limited ("Bing Fu") a wholly-owned subsidiary company of CTFEL.

Connected Transactions (continued)

Pursuant to the sale and purchase agreement, the Company and Yue Wah respectively agreed to dispose to Bing Fu of 12.5% of the entire issued share capital of each of Mightypattern Limited ("Mightypattern") and Waldorf Realty Limited ("Waldorf") respectively at an aggregate cash consideration of approximately HK$164.0 million which would be adjusted in accordance with the audited financial statements of Mightypattern and Waldorf respectively as at 24 July 2002.

Given Bing Fu is a wholly-owned subsidiary company of CTFEL, the disposal constituted connected transaction for the Company under the Listing Rules.

(x) 上海裕隆實業公司(「上海裕隆」), a substantial shareholder of Shanghai Heyu Properties Co., Ltd. ("SHPCL"), a 64.0% owned subsidiary company of NWCL, undertook to provide land development services to SHPCL pursuant to an agreement dated 9 December 1992. The aggregate service fees paid to 上海裕隆 at 30 June 2002 and included as part of the development costs of the related property developed by SHPCL were HK$24.4 million (2001: HK$24.4 million) and no amount was paid by SHPCL for the year ended 30 June 2002 (2001: Nil).

This advance was not provided in proportion to the shareholdings of SHPCL. Therefore this transaction constituted connected transaction under the Listing Rules.

(y) NWCL had been granted a conditional waiver by the Stock Exchange from strict compliance of the requirement of Chapter 14 of the Listing Rules in respect of the transactions as detailed in (x) above which constituted connected transactions as defined in the Listing Rules. The transactions have been reviewed by independent non-executive directors of NWCL who have confirmed that the transactions were:

(i) in the ordinary course of business of NWCL;

(ii) on normal commercial terms and on an arm's length basis;

(iii) where there are agreements governing such transactions, such transactions have been carried out in accordance with the terms of the agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties;

(iv) entered into on terms that are fair and reasonable so far as the shareholders of NWCL are concerned; and

(v) within the maximum amounts as agreed with the Stock Exchange.

(z) New World Finance Company Limited and Sexon Enterprises Limited, wholly subsidiary companies of the Group and Hip Hing Construction Company Limited, 51.3% owned subsidiary company of the Group, had advanced HK$2,886.0 million (2001: HK$2,741.2 million) in aggregate to NWCL as at 30 June 2002. These loans are unsecured and carry interest ranging from three months Hong Kong Interbank Borrowing Rate to 0.5% above London Interbank Offer Rate ("LIBOR") per annum (2001: 0.5% above LIBOR per annum), and are repayable from February 2003 to December 2006. The interest charged by these subsidiary companies of the Group to NWCL and for the year and ended 30 June 2002 in respect of these loans amounted to HK$74.1 million (2001: HK$106.4 million).

In addition, New World Finance Company Limited had advanced HK$1,400.0 million to NWI as at 30 June 2002. The loan is unsecured, carries interest at market rate and repayable on 16 May 2004.

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 34 to the Accounts.

Directors' Interests in Shares

	Personal Interests	Family Interests	Corporate Interests[1]	Other Interests
New World Development Company Limited				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Yu-Tung	–	–	–	–
Dr. Cheng Kar-Shun, Henry	–	–	–	–
The Honourable Lee Quo-Wei	–	–	3,484,183	253,321[2]
Ld. Sandberg, Michael	–	–	–	–
Dr. Ho Tim	1,805,813	–	–	–
Dr. Sin Wai-Kin, David	3,343,363	33,642	–	–
Mr. Cheng Yue-Pui	–	–	–	–
Mr. Liang Chong-Hou, David	–	–	–	–
Mr. Yeung Ping-Leung, Howard	–	–	–	–
Mr. Cha Mou-Sing, Payson	–	–	–	–
Mr. Cheng Kar-Shing, Peter	–	–	–	–
Mr. Leung Chi-Kin, Stewart	23,253	–	–	–
Mr. Chan Kam-Ling	90,470	–	–	–
Mr. Chow Kwai-Cheung	20,818	–	–	–
Mr. Cha Mou-Zing, Victor (alternate director to Mr. Cha Mou-Sing, Payson)	–	–	–	–
Extensive Trading Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	380,000	–
Mr. Leung Chi-Kin, Stewart	160,000	–	–	–
Mr. Chan Kam-Ling	–	–	80,000	–
Mr. Chow Kwai-Cheung	80,000	–	–	–
Hip Hing Construction Company Limited				
(Non-voting deferred shares of HK$100.00 each)				
Dr. Sin Wai-Kin, David	42,000	–	–	–
Mr. Chan Kam-Ling	15,000	–	–	–
HH Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Dr. Sin Wai-Kin, David	42,000	–	–	–
Mr. Chan Kam-Ling	15,000	–	–	–
International Property Management Limited				
(Non-voting deferred shares of HK$10.00 each)				
Dr. Sin Wai-Kin, David	5,400	–	–	–
Mr. Chan Kam-Ling	1,350	–	–	–
Master Services Limited				
(Ordinary shares of US$0.01 each)				
Mr. Leung Chi-Kin, Stewart	16,335	–	–	–
Mr. Chan Kam-Ling	16,335	–	–	–
Mr. Chow Kwai-Cheung	16,335	–	–	–
Matsuden Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	44,000	–	–	–
Mr. Chan Kam-Ling	–	–	44,000	–
Mr. Chow Kwai-Cheung	44,000	–	–	–

Directors' Interests in Shares (continued)

	Personal Interests	Family Interests	Corporate Interests[1]	Other Interests
New World China Land Limited				
(Ordinary shares of HK$0.10 each)				
Mr. Chan Kam-Ling	100,000	–	–	–
Mr. Chow Kwai-Cheung	126	–	–	–
New World Infrastructure Limited				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–	–
Dr. Ho Tim	148	–	–	–
Dr. Sin Wai-Kin, David	5,594	53	–	–
Mr. Liang Chong-Hou, David	262	–	–	–
Mr. Chan Kam-Ling	6,800	–	–	–
New World Services Limited				
(Ordinary shares of HK$0.10 each)				
Dr. Sin Wai-Kin, David	–	–	29,350,490	–
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788	–
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745	–
Mr. Chan Kam-Ling	–	–	10,602,565	–
Mr. Chow Kwai-Cheung	2,562,410	–	–	–
Progreso Investment Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	–	–	119,000	–
Tai Yieh Construction & Engineering Company Limited				
(Non-voting deferred shares of HK$1,000.00 each)				
Dr. Sin Wai-Kin, David	700	–	–	–
Mr. Chan Kam-Ling	250	–	–	–
Urban Property Management Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	750	–
Mr. Leung Chi-Kin, Stewart	750	–	–	–
Mr. Chow Kwai-Cheung	750	–	–	–
YE Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	37,500	–	–	–

Notes:

(1) These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the Securities (Disclosure of Interests) Ordinance to exercise or control the exercise of one third or more of the voting power at its general meeting.

(2) Interests held by a charitable foundation of which The Honourable Lee Quo-Wei and his spouse are members of its board of trustees.

Share Option Schemes

Under the respective share option schemes of NWCL, NWI and PPC, options may be granted respectively to certain directors and employees of NWCL, NWI or PPC to subscribe for shares. Certain directors of the Company have personal interest in share options to subscribe for shares in NWCL or NWI respectively.

Share Option Scheme of NWCL

Summary of share option scheme of NWCL disclosed in accordance with the Listing Rules is as follows:

The share option scheme of NWCL (the "Share Option Scheme") was adopted pursuant to a resolution passed on 18 December 2000 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to provide incentive to the eligible participants, being the executive directors and employees of NWCL and its subsidiaries to contribute further to the success of NWCL and its subsidiaries.

The maximum number of shares of NWCL in respect of which share options may be granted (together with the number of shares issued pursuant to share options exercised and number of shares in respect of which share options remain outstanding) under the Share Option Scheme, shall not, when aggregate with any shares subject to any other scheme, exceed 10.0% of the issued share capital of NWCL from time to time, excluding the number of shares issued and allotted pursuant to the Share Option Scheme. The maximum entitlement of each participant under the Share Option Scheme is 25.0% of the aggregate number of all shares of NWCL for the time being issued and issuable under the Share Option Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of HK$10 by way of consideration for the grant of the offer. The exercise period of the share options granted is to be determined by the directors of NWCL and shall not exceed 5 years commencing on the expiry of one month after the date of acceptance of the grant of the share options and expiring on the last day of the 5-year period and notwithstanding that the period of the Share Option Scheme may have expired.

The subscription price of the share options shall be determined by the directors of NWCL, being not less than the higher of (i) 80.0% of the average of the closing price of the shares of NWCL on the Stock Exchange for the five trading days immediately preceding the date of the offer of the share options and (ii) and nominal value of the shares of NWCL.

As at 30 June 2002, the total number of shares of NWCL that may be issued pursuant to the exercise of the outstanding share options granted under the Share Option Scheme was 54,811,600 shares, representing 3.7% of the issued share capital of NWCL as at 30 June 2002.

In view of the new requirements of Chapter 17 of the Listing Rules which came into effect on 1 September 2001, a resolution will be proposed at the forthcoming annual general meeting to be held on 26 November 2002 to adopt a new share option scheme and to terminate the operation of the existing Share Option Scheme.

Share Option Scheme of NWCL (continued)

(A) Share options to directors

Name of director	Date of grant	Exercisable period	Number of share options: Balance at 1 July 2001	Exercised during the year	Balance at 30 June 2002	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	–	5,000,000[1]	1.955
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	–	2,500,000[1]	1.955
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	–	500,000[1]	1.955
Mr. Chan Kam-Ling	9 February 2001	10 March 2001 to 9 March 2006	500,000	(100,000)[2]	400,000[1]	1.955
Mr. Chow Kwai-Cheung	9 February 2001	10 March 2001 to 9 March 2006	500,000	–	500,000[1]	1.955

Notes:

[1] The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous year.

[2] The exercise date was 26 October 2001. On 24 October 2001, being the trading day immediately before the share options were exercised, the weighted average closing price per share was HK$2.33.

[3] The cash consideration paid by each director for each grant of the share options is HK$10.

(B) Share options to employees

Date of grant	Number of share options: Balance at 1 July 2001	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2002	Exercise price per share HK$
5 February 2001 to 2 March 2001	37,044,000	–	(1,659,200)[3]	(2,757,200)	32,627,600[1]	1.955
2 May 2001 to 29 May 2001	458,400	–	–	–	458,400[1]	2.605
29 June 2001 to 26 July 2001	–	2,485,200[2]	–	(157,200)	2,328,000[1]	3.192
31 August 2001 to 27 September 2001	–	2,149,200[2]	(19,200)[3]	–	2,130,000[1]	2.380
26 March 2002 to 22 April 2002	–	2,067,600[2]	–	–	2,067,600[1]	2.265

(B) Share options to employees (continued)

Notes:

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous year.

(2) The closing prices per share immediately before 29 June 2001, 31 August 2001 and 26 March 2002, the dates of grant, were HK$3.75, HK$2.75 and HK$2.23 respectively.

(3) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$2.51.

The fair value of the share options granted during the year with the exercise price per share of HK$3.19, HK$2.38 and HK$2.27 is estimated at HK$0.81, HK$0.99 and HK$1.08 respectively using the Black-Scholes option pricing model. Value is estimated based on the risk-free rate of 4.10% per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 0.60, assuming no dividend and an expected option life of 5 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Option Schemes of NWI

Summary of share option schemes of NWI disclosed in accordance with the Listing Rules is as follows:

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of schemes	As incentive to employees (including any director) of NWI or any of its subsidiaries.	To provide an opportunity for employees (including any director) of the NWI or any of its subsidiaries to participate in the equity of NWI as well as to motivate them to optimise their performance.
Participants of the schemes	Full time employees (including any director) of NWI or its subsidiaries.	Full time employees (including any director) of NWI or its subsidiaries.

Share Option Schemes of NWI (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWI's annual report	13,873,000 shares (approximately 1.46% of the issued share capital as at the date of NWI's annual report), being the outstanding options unexercised. No further options will be granted under the 1997 Share Option Scheme upon adoption of the 2001 Share Option Scheme.	The total number of shares which may be issued upon exercise of all options to be granted under the 2001 Share Option Scheme and any other schemes of NWI must not in aggregate exceed 10.0% of the shares in issue as at the date of adoption of the 2001 Share Option Scheme, i.e. 85,533,125 shares (the 10.0% Limit), representing approximately 8.98% of the issued share capital as at the date of NWI's annual report. The 10.0% Limit may be refreshed with the approval of shareholders of NWI. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2001 Share Option Scheme and any other schemes must not exceed 30.0% of the shares in issue from time to time. No option has been granted under the 2001 Share Option Scheme since its adoption.
Maximum entitlement of each participant under the schemes	25.0% of the aggregate number of shares for the time being issued and issuable under the scheme.	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWI's shareholders in general meeting.
The period within which the shares must be taken up under an option	At any time during a period to be notified by the NWI's directors, which period not to exceed 5 years commencing on the expiry of 6 months after the date of grant of an option and expiring on the last day of the 5-year period.	At any time during a period to be notified by the NWI's directors, which period not to exceed 7 years commencing on the expiry of 1 month after the date of grant of an option and expiring on the last day of the 7-year period.
The minimum period for which an option must be held before it can be exercised	6 months	1 month
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10 is to be paid as consideration for the grant of option within 28 days from the date of offer.

	1997 Share Option Scheme	2001 Share Option Scheme
The basis of determining the exercise price	The exercise price shall be determined by the NWI's directors, being the higher of: (a) not less than 80.0% of the average closing price of shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by the NWI's directors, being at least the higher of: (a) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 1997 Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption date i.e. 3 October 1997.	The 2001 Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption date i.e. 6 December 2001.

(A) Share options to directors

		Number of share options			
Name of director	Date of grant	Balance at 1 July 2001	Exercised during the year	Balance at 30 June 2002	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	–	600,000[1]	10.20
	2 December 1998	2,400,000	–	2,400,000[2]	12.00
Mr. Cheng Kar-Shing, Peter	1 December 1998	120,000	–	120,000[1]	10.20
	1 December 1998	480,000	–	480,000[2]	12.00
Mr. Leung Chi-Kin, Stewart	8 December 1998	120,000	–	120,000[1]	10.20
	8 December 1998	480,000	–	480,000[2]	12.00
Mr. Chan Kam-Ling	9 December 1998	200,000	–	200,000[1]	10.20
	9 December 1998	800,000	–	800,000[2]	12.00

(B) Share options to employees

	Number of share options			
Date of grant	Balance at 1 July 2001	Lapsed during the year	Balance at 30 June 2002	Exercise price per share HK$
18 November 1998 to 16 December 1998	162,000	–	162,000[1]	10.20
18 November 1998 to 16 December 1998	1,943,000	(32,000)	1,911,000[3]	12.00

Share Option Schemes of NWI (continued)

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exerciseable from 1 July 2000, 2001 and 2002 respectively to 1 June 2004.

(3) Divided into 3 or 5 tranches exercisable from 1 July 1999, 2000, 2001, 2002 and 2003 respectively to 1 June 2004.

(4) The cash consideration paid by each director for each grant of the share options is HK$10.

(5) No option had been granted to any director and employee of NWI under the 2001 Share Option Scheme.

Share Option Schemes of PPC

Summary share option schemes of PPC disclosed in accordance with the Listing Rules is as follows:

For the purposes of rewarding directors and full-time employees of PPC and its subsidiaries (the "PPC Group") for past service or performance, providing incentive and motivation for increase performance, attracting and retaining right calibre with the neccessary experience to work for the PPC Group and to foster a sense of corporate identity, PPC had adopted a total of three share option schemes, details of which are listed as follows:

(a) PPC 1997 Share Option Scheme

On 11 April 1997, a share option scheme was adopted by PPC (the "PPC 1997 Share Option Scheme") under which the directors of PPC may, at their discretion and during the period of three years commencing from 11 April 1997, grant options to executive directors or full-time employees of the PPC group to subscribe for ordinary shares in PPC. The maximum number of shares of PPC in respect of which options may be granted under the PPC 1997 Share Option Scheme to any eligible person shall not exceed 25.0% of the total number of shares of PPC in issue.

The offer of a grant of share options may be accepted within 21 days from the date of the offer while no consideration is required to be paid by the grantee upon acceptance of the offer. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which shall be equal to the higher of the nominal value of the shares of PPC or a price not less than 80.0% of the average of the closing prices per share of PPC as stated in the daily quotations sheets issued by the Stock Exchange on the five trading days immediately preceding the date of grant.

The PPC 1997 Share Option Scheme expired on 11 April 2000 and no further share options can be granted under it. However, share options granted under the PPC 1997 Share Option Scheme are still exercisable.

(b) PPC 1999 Share Option Scheme

On 21 June 1999, PPC approved another share option scheme (the "PPC 1999 Share Option Scheme") under which the directors of PPC may, at their discretion and during the period of three years commencing from 21 June 1999, grant options to any director or full-time employees of the PPC group to subscribe for the shares of PPC. The maximum number of shares of PPC in respect of which options may be granted under the PPC 1999 Share Option Scheme and the PPC 1997 Share Option Scheme to any eligible person shall not exceed 25.0% of the total number of shares of PPC in issue.

The offer of a grant of share options may be accepted within 21 days from the date of the offer while no consideration is required to be paid by the grantee upon acceptance of the offer. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which shall be equal to the higher of the nominal value of the shares of PPC or a price not less than 80.0% of the average of the closing prices per share of PPC as stated in the daily quotations sheets issued by the Stock Exchange on the five trading days immediately preceding the date of grant.

The PPC 1999 Share Option Scheme was expired on 21 June 2002 and no option had ever been granted under such scheme.

(c) PPC 2001 Share Option Scheme

Subsequent to the amendment of Chapter 17 of the Listing Rules in 2001, a new share option scheme was adopted by PPC on 6 December 2001 (the "PPC 2001 Share Option Scheme") which will be valid and effective for a period of ten years from the date of adoption. The directors of PPC may, at their discretion, grant options to any director (including executive directors and independent non-executive directors) or employees of the PPC group (the "Eligible Participant") to subscribe for the shares of PPC. Unless approved by shareholders of PPC, the total number of shares of PPC issued and to be issued upon exercise of the share options granted to each Eligible Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1.0% of the ordinary share capital of PPC in issue.

The offer of a grant of share options may be accepted within 14 days from the date of the offer together with the payment of nominal consideration of HK$10 in total by the grantee. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which must be at least the higher of the closing price of the shares of PPC as stated in the Stock Exchange's daily quotations sheet on the date of grant or the average closing price of the shares of PPC as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

The total number of shares of PPC which may be issued upon exercise of all share options to be granted under the PPC 2001 Share Option Scheme and any other schemes must not in aggregate exceed 10.0% of the ordinary share capital of PPC in issue as at the date of approval of the PPC 2001 Share Option Scheme. No share option had been granted under such scheme since its adoption.

As at the date of NWI's annual report, a total of 22,000,000 share options were outstanding and all of which were granted under the PPC 1997 Share Option Scheme. The total number of shares of PPC available for issue under the PPC 2001 Share Option Scheme is 183,996,800 which represents approximately 8.93% of the issued ordinary share capital of PPC as at the date of NWI's annual report.

Also, pursuant to the PPC 1997 Share Option Scheme, options to subscribe for 3,000,000 shares of PPC at an exercise price of HK$0.693 per share were granted to an employee of NWI on 11 May 1999. The options are divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004. As at 30 June 2002, all the options granted to the said employee have not yet been exercised.

Practice Note 19 of the Listing Rules

At balance sheet date, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") as set out below:

	2002 HK$m	2001 HK$m
Amounts due by affiliated companies	**21,739.0**	19,760.2
Guarantees given for affiliated companies in respect of banking and other credit facilities	**4,218.7**	4,889.0
Commitments to capital injections	**1,291.6**	3,299.6
	27,249.3	27,948.8

(a) The above financial assistance given to the affiliated companies, in aggregate, represented 50.8% of the consolidated net assets of the Group (2001: 48.7%) as at the balance sheet date. No single entity received financial assistance from the Group which exceeds 25.0% of the consolidated net assets of the Group.

(b) In addition to the above, certain subsidiary companies and jointly controlled entities of the Group are parties to agreements with third parties in relation to the joint development of CT9 in Hong Kong, the related berth swap arrangement and the funding therefor. NWI has given guarantees in respect of these obligations of the subsidiary companies and jointly controlled entities to provide additional funds. If NWI is required to perform its obligations under the guarantees, the maximum amount of NWI's share of the liability under the guarantees will be HK$5,120.0 million (2001: HK$5,120.0 million).

(c) In accordance with the requirements under paragraph 3.10 of Practice Note 19 of the Listing Rules, the Company is required to include in its annual report a proforma combined balance sheet of its affiliated companies which would include significant balance sheet classifications and state the attributable interest of the Company in the affiliated companies. The Company has numerous affiliated companies and the Directors are of the opinion that it is not practical nor meaningful to prepare a proforma combined balance sheet and such information may be misleading. The Company made an application to, and received a waiver from, the Stock Exchange to provide the following statement as an alternative.

(d) At 30 June 2002, the combined indebtedness, capital commitments and contingent liabilities as reported by the affiliated companies amounted to HK$69,331.6 million, HK$3,339.7 million and HK$1,371.0 million (2001: HK$59,061.6 million, HK$2,282.2 million and HK$2,814.5 million) respectively.

Report of the Auditors to the Shareholders of
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 88 to 150 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

H. C. Watt & Company Limited
Certified Public Accountants
Henry C. H. Chui
Practising Certificate No. P599

Hong Kong, 18 October 2002

Consolidated profit and loss account

	Note	Year ended 30 June 2002 HK$m	2001 HK$m (As restated)
Turnover	2	**22,874.6**	24,382.4
Cost of sales		**(15,623.7)**	(18,038.7)
Gross profit		**7,250.9**	6,343.7
Other revenues	3	**93.4**	34.5
Other (charge)/income	4	**(774.2)**	(1,079.4)
Selling and marketing expenses		**(423.7)**	(432.7)
Administrative expenses		**(1,144.1)**	(1,243.1)
Other operating expenses		**(1,899.7)**	(1,852.3)
Operating profit before financing costs and income	2	**3,102.6**	1,770.7
Financing costs	5	**(2,017.7)**	(2,451.2)
Financing income		**615.1**	912.7
Operating profit	6	**1,700.0**	232.2
Share of results of			
Associated companies		**250.5**	307.1
Jointly controlled entities		**314.6**	578.4
Profit before taxation		**2,265.1**	1,117.7
Taxation	7	**(524.7)**	(494.9)
Profit after taxation		**1,740.4**	622.8
Minority interests		**(465.0)**	(576.4)
Profit attributable to shareholders	8, 26	**1,275.4**	46.4
Dividends	9	**431.5**	425.7
Earnings per share	10	**HK$0.60**	HK$0.02

	Note	As at 30 June 2002 HK$m	As at 30 June 2001 HK$m (As restated)
Goodwill	12	**123.3**	–
Fixed assets	13	**41,046.1**	46,082.9
Associated companies	15	**8,871.9**	7,086.3
Jointly controlled entities	16	**28,424.8**	25,524.9
Other investments	17	**6,148.0**	8,173.5
Long term receivables	18	**948.7**	539.4
Total non-current assets		**85,562.8**	87,407.0
Current assets			
Properties held for sale	19	**23,279.1**	22,031.1
Stocks	20	**1,394.0**	795.8
Current portion of long term receivables	18	**75.2**	467.5
Other loans receivable		**365.6**	373.1
Debtors and prepayments	21	**9,004.3**	9,595.0
Cash and bank balances	22		
Restricted		**2,404.4**	1,747.0
Unrestricted		**4,689.5**	8,062.6
		41,212.1	43,072.1
Current liabilities			
Creditors and accrued charges	23	**12,347.3**	10,392.9
Contracts in progress	24	**301.9**	882.8
Deposits received on sale of properties		**34.2**	535.7
Bank loans and overdrafts			
Secured		**1,528.2**	1,274.1
Unsecured		**2,190.1**	1,186.2
Other unsecured loans		**47.4**	49.0
Current portion of long term liabilities	28	**13,752.9**	9,029.6
Taxation		**859.6**	915.2
		31,061.6	24,265.5
Net current assets		**10,150.5**	18,806.6
Employment of funds		**95,713.3**	106,213.6
Financed by			
Share capital	25	**2,166.4**	2,134.0
Reserves	26	**51,268.3**	55,300.6
Proposed final dividend	26	**216.6**	213.4
Shareholders' funds		**53,651.3**	57,648.0
Minority interests		**18,069.8**	17,407.7
Mandatorily convertible bonds	27	**-**	1,162.2
Long term liabilities	28	**23,929.3**	29,970.9
Deferred taxation	29	**62.9**	24.8
Funds employed		**95,713.3**	106,213.6

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

Company balance sheet

	Note	As at 30 June 2002 HK$m	2001 HK$m (As restated)
Fixed assets	13	**29.7**	34.2
Subsidiary companies	14	**32,312.1**	30,149.1
Associated companies	15	**249.6**	331.5
Jointly controlled entities	16	**1,196.6**	1,654.2
Other investments	17	**221.2**	387.6
Total non-current assets		**34,009.2**	32,556.6
Current assets			
Properties held for sale	19	**851.4**	843.5
Other loans receivable		**3.0**	3.0
Debtors and prepayments	21	**747.5**	581.4
Cash and bank balances		**0.6**	274.4
		1,602.5	1,702.3
Current liabilities			
Creditors and accrued charges	23	**1,167.9**	754.3
Unsecured bank loans and overdrafts		**8.6**	6.7
Other unsecured loans		**6.5**	6.5
Current portion of long term liabilities	28	**86.0**	86.0
Taxation		**0.8**	0.8
		1,269.8	854.3
Net current assets		**332.7**	848.0
Employment of funds		**34,341.9**	33,404.6
Financed by			
Share capital	25	**2,166.4**	2,134.0
Reserves	26	**31,786.9**	30,799.2
Proposed final dividend	26	**216.6**	213.4
Shareholders' funds		**34,169.9**	33,146.6
Long term liabilities	28	**172.0**	258.0
Funds employed		**34,341.9**	33,404.6

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

	Note	Year ended 30 June 2002 HK$m	2001 HK$m (As restated)
Net cash inflow from operating activities	33(a)	**1,942.1**	3,037.7
Returns on investments and servicing of finance			
Interest received		**615.1**	912.7
Interest paid		**(1,762.8)**	(2,438.4)
Dividends received from			
Associated companies		**201.2**	298.9
Jointly controlled entities		**762.2**	678.1
Other investments		**93.4**	34.5
Dividends paid		**(210.6)**	(219.2)
Dividends paid to minority shareholders		**(325.3)**	(318.1)
Net cash outflow from returns on investments and servicing of finance		**(626.8)**	(1,051.5)
Taxation			
Hong Kong profits tax paid		**(190.5)**	(216.9)
Overseas taxation paid		**(41.2)**	(28.1)
Cash outflow for taxation		**(231.7)**	(245.0)
Investing activities			
Purchase of fixed assets		**(2,449.0)**	(2,677.7)
Increase in investments in associated companies		**(1,722.2)**	(1,201.3)
Increase in investments in jointly controlled entities		**(2,431.9)**	(258.2)
Increase in other investments		**(425.3)**	(272.3)
Decrease/(increase) in long term receivables		**153.0**	(113.5)
Acquisition of additional interests in subsidiary companies		**(908.9)**	(603.8)
Acquisition of subsidiary companies (net of cash and cash equivalents)	33(c)	**(38.6)**	(50.0)
Increase in bank deposits maturing more than three months from the date of placement		**(427.5)**	(131.3)
Proceeds from disposal of			
Fixed assets and properties		**2,679.3**	23.0
Associated companies		**15.2**	1,644.5
Jointly controlled entities		**296.6**	365.2
Other investments		**52.0**	1,051.1
Partial interests in subsidiary companies		**48.0**	19.8
Disposal of subsidiary companies (net of cash and cash equivalents)	33(e)	**458.1**	235.1
Net cash outflow from investing activities		**(4,701.2)**	(1,969.4)
Net cash outflow before financing		**(3,617.6)**	(228.2)

	Note	Year ended 30 June 2002 HK$m	2001 HK$m (As restated)
Financing			
Repurchase of convertible bonds		**(39.6)**	(72.4)
Redemption of convertible bonds		**(931.5)**	(416.9)
Share issue expenses		**(0.3)**	(0.2)
Increase in bank and other loans		**6,639.4**	5,677.3
Increase /(decrease) in long term accounts payable		**20.1**	(35.8)
Repayment of bank and other loans		**(6,586.4)**	(2,759.4)
Capital element of finance lease rental payment		**(25.6)**	(11.8)
Increase in short term bank and other loans		**1,282.0**	449.8
Increase in restricted cash and bank balances		**(657.4)**	(1,271.6)
Increase in loans from minority shareholders		**81.3**	–
Contribution from minority shareholders		**40.0**	131.0
Net cash (outflow)/inflow from financing activities	33(f)	**(178.0)**	1,690.0
(Decrease)/ increase in cash and cash equivalents		**(3,795.6)**	1,461.8
Cash and cash equivalents at beginning of year		**6,986.8**	5,471.5
Effect of foreign exchange rate changes		**20.6**	53.5
Cash and cash equivalents at end of year	33(g)	**3,211.8**	6,986.8

	Year ended 30 June	
	2002 HK$m	2001 HK$m (As restated)
Investment and hotel properties revaluation (deficit)/surplus	**(1,856.0)**	98.8
Reversal of revaluation surplus arising from impairment of land and buildings	**(33.8)**	-
Share of revaluation surplus/(deficit) of		
Associated companies	**5.9**	(85.8)
Jointly controlled entities	**(263.9)**	114.0
Investment securities revaluation deficit	**(220.1)**	(1,139.4)
Investment securities impairment loss charged to profit and loss account	**139.5**	208.4
Exchange differences arising on translation of subsidiary companies, associated companies and jointly controlled entities	**(6.6)**	(8.4)
Net losses not recognised in the profit and loss account	**(2,235.0)**	(812.4)
Profit attributable to shareholders	**1,275.4**	46.4
Investment and hotel properties revaluation surplus realised upon disposal	**(2,406.3)**	-
Write back of investment securities revaluation (surplus)/deficit upon disposal	**(5.3)**	376.6
Total recognised losses	**(3,371.2)**	(389.4)
Capital reserve on acquisition of		
Additional interests in subsidiary companies	**-**	120.1
Associated companies	**-**	83.9
Additional interests in jointly controlled entities	**-**	4.7
Goodwill on acquisition of		
Subsidiary companies	**-**	(87.4)
Additional interests in subsidiary companies	**-**	(591.5)
An associated companies	**-**	(37.0)
Additional interests in associated companies	**-**	(16.7)
Additional interests in jointly controlled entities	**-**	(11.9)
Release of goodwill upon		
Disposal of subsidiary companies	**169.9**	11.7
Partial disposal of subsidiary companies	**-**	8.1
Disposal of associated companies	**-**	240.5
Disposal of a jointly controlled entity	**6.7**	-
Release of reserve upon		
Disposal of subsidiary companies	**(349.4)**	-
Partial disposal of subsidiary companies	**(27.1)**	(20.6)
Partial disposal of an associated company	**-**	(146.1)
Liquidation of subsidiary companies	**-**	(5.0)
Disposal of an investee company	**(216.2)**	-
Share of capital reserve of associated companies	**-**	108.0
Goodwill impairment loss charged to profit and loss account	**1.5**	174.1
	(3,785.8)	(554.5)
Cumulative effect of change in accounting policy to retained profits brought forward as at 1 July 2001		(174.1)

1 Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties, hotel properties and investment securities.

In the current year, the Group adopted the following revised or new Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The effect of adopting these SSAPs are set out in the accounting policies below.

(b) Basis of consolidation

The Group accounts incorporate the accounts of the Company and all its subsidiary companies made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of associated companies and jointly controlled entities. The results of subsidiary companies acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal respectively.

All material intra-group transactions, including unrealised profits arising from intra-group construction contracts, sales of properties and interest income on loans and advances, have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary company represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

(c) Subsidiary companies

A company is a subsidiary company if the Group controls more than half of the voting power, controls the composition of the board of directors or holds more than half of the issued share capital. Provision is made when, in the opinion of directors, there is any impairment loss.

The Company's investments in subsidiary companies are carried at cost or at Directors' valuation less provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated companies

An associated company is a company other than a subsidiary company and a jointly controlled entity, in which the Group's interest is held for the long term and substantial and significant influence is exercised through representatives on the board of directors.

The Group's investments in associated companies are stated at the Group's share of net assets and goodwill/negative goodwill (net of accumulated amortisation) on acquisition. The Company's investments in associated companies are carried at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(e) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and establish a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Company's interests in jointly controlled entities are classified as long term investments and are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves and goodwill/negative goodwill (net of accumulated amortisation) on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) Equity joint ventures

Equity joint ventures are joint ventures in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) Co-operative joint ventures

Co-operative joint ventures are joint ventures in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

1 Principal Accounting Policies (continued)

(f) Joint ventures in the People's Republic of China

(i) Equity joint ventures

The Group's investments in these Sino-foreign joint ventures are accounted for as subsidiary companies (where the Group controls either the voting power or the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the equity joint ventures established joint control over the economic activity thereof).

(ii) Co-operative joint ventures

The Group's investments in these Sino-foreign joint ventures are accounted for as subsidiary companies (where the Group controls either the voting power or the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the co-operative joint ventures established joint control over the economic activity thereof).

(g) Goodwill/negative goodwill

(i) Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the attributable net assets of the subsidiary companies, jointly controlled entities or associated companies acquired.

Goodwill on acquisitions of subsidiary companies occurring on or after 1 July 2001 is classified separately in the balance sheet. Goodwill on acquisitions of associated companies or jointly controlled entities occuring on or after 1 July 2001 is included in investments in associated companies or jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful life of not more than 20 years.

Goodwill on acquisitions that occurred prior to 1 July 2001 was taken to reserves. The Group has adopted the transitional provision in SSAP 30 whereby goodwill previously taken to reserves has not been restated but is subject to impairment evaluation in accordance with SSAP 31. In accordance with the transitional provisions of SSAP 30, where an impairment loss has arisen since the date of acquisition in relation to goodwill previously taken to reserves, and where there was previously not a policy to recognise such impairment losses, the change in accounting policy to recognise such impairment losses has been applied retrospectively and dealt with as a prior year adjustment. The comparative figures for 2001 have been restated to conform to the change in accounting policy. As detailed in Note 26, the opening retained profits as at 1 July 2001 have been reduced by HK$174.1 million which is the amount of goodwill impairment losses written off for the year ended 30 June 2001.

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the attributable net assets acquired over the cost of acquisition.

For acquisitions after 1 July 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 July 2001, negative goodwill was taken directly to reserves on acquisition. The Group has adopted the transitional provisions in SSAP 30 and such negative goodwill has not be restated.

(h) Turnover

Group turnover represents all revenues from rental, property sales, construction and engineering, hotel and restaurant operations, infrastructure operations, telecommunication services, department store operations, financial services, property management, security service, transportation and other services.

(i) Revenue recognition

Revenue is recognised when it is probable that future economic benefits will accrue to the Group and these benefits can be measured reliably on the following bases:

(i) Rental income

Rental income is recognised on a straight-line accrual basis over the terms of lease agreements.

(ii) Property sales

Revenue from sale of properties is recognised either when the sale agreement is completed or when the development is completed which is determined by the issuance of the relevant occupation permit, whichever is the later. Deposits and instalments received on properties sold prior to their completion are included in current liabilities.

(iii) Joint property development projects

Revenue from joint property development projects is recognised either when the sale agreement is completed or when the relevant project is completed which is determined by the issuance of occupation permit, whichever is the later and in the case of multi-phase development projects, on completion of a distinct phase.

(iv) Construction and engineering

Revenue from construction and engineering service contracts is recognised using the percentage of completion method when the contracts have progressed to a stage where a profitable outcome can be prudently foreseen and is measured by reference to the proportion of costs incurred for work performed to the balance sheet date as compared to the estimated total costs to completion. Anticipated losses on contracts are fully provided when identified.

1 Principal Accounting Policies (continued)

(i) Revenue recognition (continued)

(v) Hotel and restaurant operations

Revenue from hotel and restaurant operations is recognised upon provision of the services.

(vi) Infrastructure operations

Toll revenue from road and bridge operations, income from cargo, container handling and storage are recognised when services are rendered.

(vii) Telecommunication services

Subscription fee and services income from provision of telecommunication services is recognised when services are rendered and based on the usage of the digital mobile radio telephone network and facilities. Revenue from sale of telecommunication equipment and accessories is recognised when goods are delivered and title has passed. Telecommunication revenue in respect of standard service plans billed in advance at year end is deferred and recognised on a straight-line basis over the relevant service agreement period.

(viii) Service fee income

Property management service fee, property letting agency fee, transportation service fees and security service fee are recognised when services are rendered.

(ix) Sale of goods

Income from sale of goods in the department store operations is recognised upon delivery of goods.

(x) Interest income

Interest income is recognised on a time proportion basis. Interest received and receivable in respect of loan financing provided to associated companies, equity and co-operative joint ventures (where they are not accounted for as subsidiary companies) during their pre-operational period are deferred and amortised over the repayment periods.

(xi) Income from investments in other joint ventures

Income from investments in and loans to other joint ventures is recognised on an accrual basis so as to provide a constant return on the investment and loan balance (net of capital repayments) on a combined basis, over the joint venture periods.

(xii) Dividend income

Dividend income is recognised when the shareholder's right to receive payment is established.

(j) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated on the basis described in Note 1(k)(v).

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(k) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and are held for their investment potential. Investment properties are stated at their open market value based on an annual professional valuation at the balance sheet date. Increases in valuation are credited to the investment property revaluation reserve; decreases are first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account. Upon sale of an investment property, the revaluation surplus realised is transferred to operating profit. No depreciation is provided on investment properties held on leases of more than twenty years.

(ii) Hotel properties

Hotel properties are interests in land and buildings and their integral fixed plant which are collectively used in the operation of hotel. They are stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation is provided on hotel properties held on leases of more than twenty years. It is the Group's practice to maintain the buildings in a continual state of sound repairs and to make improvements thereto from time to time and accordingly, the Directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value. Such expenditure on repairs and improvements is charged to profit and loss account in the year in which they are incurred.

(iii) Assets under construction

All direct and indirect costs relating to the construction of fixed assets including financing costs and foreign exchange differences on the related borrowed funds during the construction period are capitalised as the costs of the fixed assets.

(iv) Other fixed assets

Other fixed assets, comprising land and building, toll roads, bridges and port facilities and other assets, are stated at cost or carrying value less accumulated depreciation and accumulated impairment losses.

1 Principal Accounting Policies (continued)

(k) Fixed assets (continued)

(v) Depreciation

No depreciation is provided on assets under construction.

Depreciation of toll roads and toll bridges is provided for using sinking fund method or the straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 13% per annum will equal the costs of the relevant toll roads and toll bridges, at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs less accumulated impairment losses on a straight-line basis over their remaining toll collection periods ranging from 21 to 28 years.

Depreciation of other fixed assets is calculated to write off their cost or carrying value less accumulated impairment losses over their estimated useful lives or, if shorter, the relevant finance lease periods, using the straight-line method. Estimated useful lives are summarised as follows:

Land held on long lease	Unexpired period of the lease
Buildings held on long lease land	40 years
Land and buildings held on medium term lease	Unexpired period of the lease
Port facilities	7 to 44 years
Other assets	3 to 14 years

(vi) Maintenance of fixed assets

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(vii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in assets under construction and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit.

The gain or loss on disposal of a fixed asset other than investment properties and hotel properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(l) Other investments

Other investments are long term investments other than subsidiary companies, associated companies and jointly controlled entities.

(i) Investment securities

Investment securities are held for non-trading purpose and are stated at fair value at the balance sheet date using the alternative method under the provisions of SSAP 24 issued by the HKSA. Fair value is estimated by the Directors by reference to market price or, in case of unquoted investments, net asset value of the respective investment. Changes in fair value of individual securities are credited or debited to the investments revaluation reserve until the security is sold. Where the Directors determine that there is an impairment loss, it is removed from the investments revaluation reserve and recognised in the profit and loss account.

Upon disposal, the gain or loss representing the difference between net sales proceeds and the carrying amount of the relevant security, together with any surplus or deficit transferred from the investments revaluation reserve, is dealt with in the profit and loss account. Impairment loss previously transferred from the investments revaluation reserve to the profit and loss account are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(ii) Investments in joint development projects

Investments in joint development projects are stated at cost less accumulated amortisation and accumulated impairment losses. Cost includes development costs and other charges capitalised during the course of development. Amortisation is provided on a straight-line basis over the terms of the respective projects.

(iii) Other joint ventures

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these co-operative joint ventures are accounted for as other joint ventures. Other joint ventures are carried at cost less capital repayments received.

(m) Properties held for sale, stocks and contracts in progress

Properties held for sale are valued at cost comprising land cost, development expenditure, professional fees and interest capitalised less any provision for possible loss.

Stocks are valued at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Contracts in progress is stated at cost plus attributable profits recognised on the basis set out in Note 1 (i)(iv) above, less provision for anticipated losses and progress payments received and receivable.

1 Principal Accounting Policies (continued)

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) Deferred taxation

Deferred taxation is accounted for at current tax rates in respect of timing differences between profits as computed for taxation purposes and profits as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

(q) Capitalisation of interest and finance charges

Interest and finance charges on borrowings relating to assets under construction and properties under development, after elimination of intra-group interest charges, are included in the project cost and cost of development during the relevant period of construction and development respectively.

Borrowing costs and foreign exchange differences which are deemed borrowing costs incurred by the Group on the related borrowed funds which have been used to finance the construction of fixed assets by the associated companies and jointly controlled entities, are capitalised as the carrying value of these associated companies and jointly controlled entities.

(r) Pensions and retirement benefits

(i) Defined contribution schemes

The Group's contributions to these schemes are expensed as incurred.

(ii) Defined benefit schemes

Retirement benefit expenses are charged to the profit and loss account as incurred and are determined based on the value of the retirement scheme assets and the actuarial valuation of accrued pension obligations. The Group has an obligation to ensure that there are sufficient funds in these plans to pay the benefits earned. The annual contributions are determined by a qualified actuary using the projected unit credit method.

(s) Foreign currencies

Foreign currency transactions during the year are converted at exchange rates ruling at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies and the accounts of overseas subsidiary companies, associated companies and jointly controlled entities are translated into Hong Kong dollars at exchange rates ruling at that date. Exchange differences arising from the translation of the accounts of overseas subsidiary companies, associated companies and jointly controlled entities are dealt with through reserves. All other exchange differences are included in the determination of operating profit, other than those dealt with in Note 1 (k)(iii) and (q).

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, other investments, properties held for sale, stocks and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to fixed assets (Note 13), including those resulting from acquisitions of subsidiary companies.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Seqment assets and capital expenditure are where the investments/operating assets are located.

(u) Dividends

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the change in accouunting policy.

As detailed in Note 26, this change has resulted in an increase in opening retained profits at 1 July 2001 by HK$213.4 million (1 July 2000: HK$211.4 million) which is the reversal of the provision for 2001 (2000) proposed final dividend previously recorded as a liability as at 30 June 2001 (30 June 2000) but which was not declared until after the balance sheet date.

2 Turnover, Revenue and Segment Information

The Group is principally engaged in rental, property sales, construction and engineering, hotel and restaurant operations, infrastructure operations, telecommunication services, department store operations, financial services, property management, security service, transportation and other services. Revenues recognised during the year are as follows:

(a) Primary reporting format – business segments

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munications HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
Year 2002									
External sales	1,489.4	4,308.6	6,881.2	1,621.9	676.1	2,554.8	5,342.6	–	22,874.6
Intra-segment sales	123.1	–	1,314.3	–	–	6.7	123.6	(1,567.7)	–
Total turnover	1,612.5	4,308.6	8,195.5	1,621.9	676.1	2,561.5	5,466.2	(1,567.7)	22,874.6
Segment results	777.1	2,260.9	392.4	325.3	197.3	23.7	385.8		4,362.5
Other (charge)/income	(102.9)	(903.4)	–	(43.5)	(55.3)	191.3	139.6		(774.2)
Unallocated corporate expenses									(485.7)
Operating profit before financing costs and income									3,102.6
Financing costs									(2,017.7)
Financing income									615.1
Operating profit									1,700.0
Share of results of									
Associated companies	56.9	18.4	36.0	(72.6)	249.6	–	(37.8)		250.5
Jointly controlled entities	(25.7)	(358.3)	73.8	5.8	740.4	–	(121.4)		314.6
Profit before taxation									2,265.1
Taxation									(524.7)
Profit after taxation									1,740.4
Minority interests									(465.0)
Profit attributable to shareholders									1,275.4
Segment assets	21,673.3	26,640.1	3,537.8	7,778.5	8,371.7	3,654.8	10,728.1		82,384.3
Associated companies	2,311.6	2,304.6	483.6	191.9	1,120.5	–	2,459.7		8,871.9
Jointly controlled entities	4,102.3	10,044.2	65.9	1,815.8	8,966.4	–	3,430.2		28,424.8
Cash and bank balances									7,093.9
Total assets									126,774.9
Segment liabilities	1,725.9	2,004.8	2,979.2	688.3	1,941.1	1,164.9	3,851.6		14,355.8
Gross borrowings									39,775.5
Taxation									922.5
Total liabilities									55,053.8
Minority interests									18,069.8
									73,123.6
Capital expenditure	807.8	4.2	149.8	9.3	73.4	797.3	776.6		2,618.4
Depreciation	69.3	4.0	104.5	8.0	250.3	388.2	349.9		1,174.2
Impairment charge and provision	102.9	911.3	–	32.2	141.6	–	311.5		1,499.5

(a) Primary reporting format – business segments

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munications HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
Year 2001 (as restated)									
External sales	1,507.6	4,898.4	7,198.0	2,571.8	788.1	2,922.8	4,495.7	–	24,382.4
Intra-segment sales	208.4	–	1,318.8	–	–	6.9	129.0	(1,663.1)	–
Total turnover	1,716.0	4,898.4	8,516.8	2,571.8	788.1	2,929.7	4,624.7	(1,663.1)	24,382.4
Segment results	908.7	588.2	333.1	825.9	341.5	(196.6)	527.2		3,328.0
Other (charge)/income	(40.0)	(283.6)	–	(14.1)	(562.9)	99.6	(278.4)		(1,079.4)
Unallocated corporate expenses									(477.9)
Operating profit before									
financing costs and income									1,770.7
Financing costs									(2,451.2)
Financing income									912.7
Operating profit									232.2
Share of results of									
Associated companies	89.6	38.0	74.2	(15.4)	337.4	(237.3)	20.6		307.1
Jointly controlled entities	32.2	56.5	45.1	(86.7)	644.1	–	(112.8)		578.4
Profit before taxation									1,117.7
Taxation									(494.9)
Profit after taxation									622.8
Minority interests									(576.4)
Profit attributable to shareholders									46.4
Segment assets	23,074.2	26,527.7	3,463.3	11,230.7	10,583.5	3,514.9	9,664.0		88,058.3
Associated companies	1,771.6	2,105.7	361.3	265.7	916.6	5.7	1,659.7		7,086.3
Jointly controlled entities	3,870.6	9,997.0	72.0	1,793.5	8,064.3	–	1,727.5		25,524.9
Cash and bank balances									9,809.6
Total assets									130,479.1
Segment liabilities	1,441.2	2,029.6	3,741.6	859.1	1,844.8	1,412.1	1,969.6		13,298.0
Gross borrowings									41,185.4
Taxation									940.0
Total liabilities									55,423.4
Minority interests									17,407.7
									72,831.1
Capital expenditure	645.4	63.4	139.6	156.8	177.7	543.9	1,193.6		2,920.4
Depreciation	35.9	5.8	97.0	20.1	214.7	326.0	348.5		1,048.0
Impairment charge and provision	40.0	491.7	–	28.6	354.0	21.6	214.5		1,150.4

2 Turnover, Revenue and Segment Information (continued)

(b) Secondary reporting format – geographical segments

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m	Segment assets HK$m	Capital expenditure HK$m
Year 2002				
Hong Kong and Southeast Asia	**18,465.8**	**3,684.8**	**58,485.9**	**1,830.0**
Mainland China	**4,408.8**	**(582.2)**	**23,898.4**	**788.4**
	22,874.6	**3,102.6**	**82,384.3**	**2,618.4**
Year 2001				
Hong Kong and Southeast Asia	20,801.7	1,478.1	61,727.7	1,625.7
Mainland China	3,580.7	292.6	26,330.6	1,294.7
	24,382.4	1,770.7	88,058.3	2,920.4

The turnover and operating profit before financing costs and income derived from the Group's activities in Southeast Asia comprised less than 10% of the Group's turnover and operating profit before financing costs and income.

The Group's segment assets and capital expenditure attributed to other markets comprised less than 10% of the Group's total segment assets and total capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3 Other Revenues

	2002 HK$m	2001 HK$m
Dividend income from investments in		
Listed shares	**9.0**	30.9
Unlisted shares	**84.4**	3.6
	93.4	34.5

4 Other (Charge)/Income

	2002 HK$m	2001 HK$m (As restated)
Amortisation of negative goodwill/(goodwill)		
Associated companies	**15.7**	–
A jointly controlled entity	**(1.1)**	–
Subsidiary companies	**(8.5)**	–
Impairment		
Fixed assets	**(166.3)**	–
Goodwill	**(2.1)**	(262.5)
Jointly controlled entities	**(41.4)**	–
Loss on dilution of interests in subsidiary companies	**(132.3)**	(22.9)
Loss on disposal of		
Associated companies	**–**	(426.1)
Jointly controlled entities	**–**	(5.5)
Other investments	**(2.1)**	(194.2)
Subsidiary companies	**(51.7)**	(8.4)
Profit on disposal of		
Associated companies	**4.7**	121.2
Jointly controlled entities	**114.9**	99.4
Other investments	**201.0**	182.4
Subsidiary companies	**492.1**	65.3
Profit on repurchase of convertible bonds	**–**	1.8
Surplus on liquidation of subsidiary companies	**–**	7.7
Surplus on liquidation of an associated company	**–**	1.8
Provision for advances to joint ventures	**(535.4)**	(312.6)
Provision for diminution in value of properties held for sale	**(325.6)**	(221.7)
Provision for investments in		
An associated company	**(37.3)**	–
A joint development project	**(75.0)**	(40.0)
Jointly controlled entities	**(67.7)**	–
Listed shares	**(59.2)**	(109.7)
Unlisted shares	**(189.5)**	(203.9)
Write back of provision for		
Advance to an associated company	**92.6**	5.0
Diminution in value of properties held for sale	**–**	231.0
Investment in unlisted shares	**–**	12.5
	(774.2)	(1,079.4)

5 Financing Costs

	2002 HK$m	2001 HK$m
Interest on bank loans and overdrafts	**1,493.9**	2,100.6
Interest on other loans wholly repayable within five years	**9.0**	17.1
Interest on finance leases	**4.9**	4.1
Interest on convertible bonds	**146.5**	209.7
Provision for premium on redemption of convertible bonds	**347.0**	188.0
Interest on loans from minority shareholders	**119.3**	106.9
Total borrowing costs incurred	**2,120.6**	2,626.4
Interest capitalised as cost of		
Fixed assets	**(60.1)**	(65.3)
Jointly controlled entities	**–**	(10.0)
Properties under development	**(42.8)**	(99.9)
	2,017.7	2,451.2

6 Operating Profit

Operating profit of the Group is arrived at after crediting and charging the following:

	2002 HK$m	2001 HK$m
Crediting		
Gross rental income from investment properties	**1,408.0**	1,466.8
Outgoings	**(309.3)**	(211.0)
	1,098.7	1,255.8
Net gain on disposal of fixed assets and properties	**2,374.2**	–
Charging		
Auditors' remuneration	**29.7**	31.7
Cost of inventories sold	**4,028.5**	5,894.0
Depreciation		
Leased fixed assets	**13.0**	6.7
Owned fixed assets	**1,161.2**	1,041.3
Loss on disposal of fixed assets	**–**	10.7
Operating lease rental expense		
Land and buildings	**382.7**	386.9
Other equipment	**55.1**	31.1
Retirement benefit costs	**121.5**	118.7
Staff costs	**3,639.5**	3,914.6

7 Taxation

	2002 HK$m	2001 HK$m
Company and subsidiary companies		
Hong Kong profits tax	**256.4**	249.8
Overseas taxation	**45.5**	38.7
Deferred taxation	**38.1**	6.5
	340.0	295.0
Associated companies		
Hong Kong profits tax	**68.6**	71.1
Overseas taxation	**6.4**	42.1
	75.0	113.2
Jointly controlled entities		
Hong Kong profits tax	**43.0**	29.5
Overseas taxation	**57.0**	57.2
Deferred taxation	**9.7**	–
	109.7	86.7
	524.7	494.9

Hong Kong profits tax is provided at the rate of 16% (2001:16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

Deferred taxation (credit)/charge has not been provided in respect of the following:

	2002 HK$m	2001 HK$m
Accelerated depreciation allowances	**(103.3)**	23.5
Other timing differences	**88.1**	(22.8)
	(15.2)	0.7

8 Profit Attributable to Shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$1,398.7 million (2001 as restated: HK$752.3 million).

9 Dividends

	2002 HK$m	2001 HK$m
Interim dividend paid of HK$0.10 (2001: HK$0.10) per share	**214.9**	212.3
Final dividend proposed of HK$0.10 (2001: HK$0.10) per share	**216.6**	213.4
	431.5	425.7
Of which the following were settled by the issue of scrip:		
Interim dividend	**113.6**	108.2
Final dividend	*	104.1

(a) The final dividend proposed and declared after the balance sheet date but accrued in the accounts for the years ended 30 June 2000 and 2001 were HK$211.4 million and HK$213.4 million respectively. Under the Group's new accounting policy as described in Note 1(u), these have been written back to opening retained profits as at 1 July 2000 and 2001 as set out in Note 26, and are now charged in the period in which they were proposed and declared.

(b) At a meeting held on 18 October 2002 the Directors declared a final dividend of HK$0.10 per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 30 June 2003.

* Full amount has been set aside from retained profits for the 2002 final dividend proposed on the basis that all shareholders will elect to receive cash being the alternative to their entitlements to the scrip dividend.

10 Earnings Per Share

The calculation of basic earnings per share is based on profit of HK$1,275.4 million (2001 as restated: HK$46.4 million) and the weighted average of 2,142.3 million (2001: 2,119.0 million) shares in issue during the year.

The conversion of the outstanding convertible bonds would have no dilutive effect on the earnings per share for the current year and the previous year.

11 Emoluments of Directors and Senior Management

Details of the emoluments paid to the Directors are as follows:

	2002 HK$m	2001 HK$m
Fees	**1.5**	1.5
Salaries and other emoluments	**24.7**	25.7
Contributions to retirement benefits	**1.5**	1.2
	27.7	28.4

The emoluments of the Directors fell within the following bands:

Emolument band (HK$)	Number of directors 2002	Number of directors 2001
0 – 1,000,000	**9**	9
3,000,001 – 3,500,000	**2**	2
3,500,001 – 4,000,000	**1**	1
4,000,001 – 4,500,000	**1**	1
12,000,001 – 12,500,000	**1**	–
13,000,001 – 13,500,000	**–**	1
	14	14

Fees disclosed above include HK$0.3 million (2001: HK$0.3 million) paid to independent non-executive directors. There were no other emoluments paid to independent non-executive directors. None of the directors has waived the right to receive his emoluments.

The five individuals whose emoluments were the highest in the Group for the year include three directors (2001: three directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2001: two) individuals during the year are as follows:

	2002 HK$m	2001 HK$m
Salaries and other emoluments	**8.6**	7.1
Contributions to retirement benefits	**0.3**	0.6
	8.9	7.7

The emoluments fell within the following bands:

Emolument band (HK$)	Number of individuals 2002	Number of individuals 2001
3,500,001 – 4,000,000	**–**	1
4,000,001 – 4,500,000	**1**	1
4,500,001 – 5,000,000	**1**	–
	2	2

12 Goodwill

	Group 2002 HK$m	Group 2001 HK$m
Balance at 1 July	–	–
Acquisition of interests in subsidiary companies	**131.8**	–
Amortisation charge (Note 4)	**(8.5)**	–
Balance at 30 June	**123.3**	–

13 Fixed Assets

	Group						
	Investment properties HK$m	Hotel properties HK$m	Land and buildings HK$m	Toll roads, bridges and port facilities HK$m	Other assets HK$m	Assets under construction HK$m	Total HK$m
Cost or valuation							
At 1 July 2001	16,927.3	9,954.0	3,586.4	6,657.4	7,609.1	5,282.3	50,016.5
Translation difference	–	–	4.2	–	1.2	–	5.4
Acquisition of subsidiary companies	–	–	–	–	6.1	–	6.1
Disposal of subsidiary companies	(318.0)	–	(323.7)	(435.9)	(527.4)	(322.6)	(1,927.6)
Additions	308.7	–	95.7	5.3	1,200.7	1,001.9	2,612.3
Transfer	198.5	–	562.5	203.2	446.7	(1,585.8)	(174.9)
Disposals	–	(2,653.0)	(44.9)	(16.3)	(210.2)	(0.5)	(2,924.9)
Revaluation deficit	(1,363.9)	(579.0)	–	–	–	–	(1,942.9)
At 30 June 2002	15,752.6	6,722.0	3,880.2	6,413.7	8,526.2	4,375.3	45,670.0
Accumulated depreciation and impairment							
At 1 July 2001	–	–	338.5	683.0	2,912.1	–	3,933.6
Translation difference	–	–	0.6	–	2.1	–	2.7
Acquisition of subsidiary companies	–	–	–	–	2.8	–	2.8
Impairment charge	–	–	178.8	–	18.8	2.5	200.1
Disposal of subsidiary companies	–	–	(37.9)	(108.6)	(329.5)	–	(476.0)
Charge for the year	–	–	111.4	226.4	836.4	–	1,174.2
Written back on disposals	–	–	(38.7)	(11.2)	(163.6)	–	(213.5)
At 30 June 2002	–	–	552.7	789.6	3,279.1	2.5	4,623.9
Net book value							
At 30 June 2002	**15,752.6**	**6,722.0**	**3,327.5**	**5,624.1**	**5,247.1**	**4,372.8**	**41,046.1**
At 30 June 2001	16,927.3	9,954.0	3,247.9	5,974.4	4,697.0	5,282.3	46,082.9

	Company			
	Investment properties HK$m	Land and buildings HK$m	Other assets HK$m	Total HK$m
Cost or valuation				
At 1.7.2001	30.6	3.0	3.3	36.9
Disposals	–	(2.3)	–	(2.3)
Revaluation deficit	(1.9)	–	–	(1.9)
At 30.6.2002	28.7	0.7	3.3	32.7
Accumulated depreciation				
At 1.7.2001	–	0.7	2.0	2.7
Charge for the year	–	0.1	0.6	0.7
Written back on disposals	–	(0.4)	–	(0.4)
At 30.6.2002	–	0.4	2.6	3.0
Net book value				
At 30.6.2002	**28.7**	**0.3**	**0.7**	**29.7**
At 30.6.2001	30.6	2.3	1.3	34.2

13 Fixed Assets (continued)

Cost or valuation of properties at 30 June 2002 was made up as follows:

	Group				Company			
	2002		2001		2002		2001	
	At cost/ carrying value HK$m	Professional valuation HK$m	At cost/ carrying value HK$m	Professional valuation HK$m	At cost HK$m	Professional valuation HK$m	At cost HK$m	Professional valuation HK$m
Investment properties								
Hong Kong long lease	-	**13,376.8**	-	14,811.9	-	**28.7**	-	30.6
Hong Kong medium lease	-	**837.5**	-	902.6	-	-	-	-
Overseas long lease	-	**84.1**	-	84.1	-	-	-	-
Overseas medium lease	-	**1,454.2**	-	1,128.7	-	-	-	-
	-	**15,752.6**	-	16,927.3	-	**28.7**	-	30.6
Hotel properties								
Hong Kong long lease	-	**6,722.0**	-	9,954.0	-	-	-	-
Land and buildings								
Hong Kong long lease (Note a)	**940.1**	-	938.1	-	**0.7**	-	0.7	-
Hong Kong medium lease	**896.1**	-	874.1	-	-	-	2.3	-
Hong Kong short lease	**526.3**	-	33.1	-	-	-	-	-
Overseas long lease	**28.6**	-	28.5	-	-	-	-	-
Overseas medium lease (Note a)	**1,482.3**	-	1,707.1	-	-	-	-	-
Overseas short lease	**1.3**	-	-	-	-	-	-	-
Overseas freehold	**5.5**	-	5.5	-	-	-	-	-
	3,880.2	-	3,586.4	-	**0.7**	-	3.0	-
	3,880.2	**22,474.6**	3,586.4	26,881.3	**0.7**	**28.7**	3.0	30.6

(a) Included in the Group's land and buildings are properties transferred from investment properties at carrying value of HK$985.0 million (2001: HK$985.0 million) based on professional valuations at dates of transfer.

(b) The investment properties and hotel properties were revalued on 30 June 2002 on an open market value basis by Chesterton Petty Limited and Vigers Hong Kong Limited, independent professional property valuers.

Toll roads, bridges and port facilities, assets under construction and other assets comprising plant, machinery, equipment, telecommunication network and equipment, terminal equipment, furniture, fixtures, buses and coaches and motor vehicles, are stated at cost.

(c) The aggregate net book value of assets pledged as securities for loans amounts to HK$11,752.1 million (2001: HK$11,687.6 million).

(d) The net book value of fixed assets includes other assets held under finance leases amounting to HK$160.3 million (2001: HK$42.5 million).

(e) In September 2002, Wuhan City Government (the "Government") announced that the toll collection right of five bridges in Wuhan, including Yangtze Bridge No.2, a toll bridge operated by a subsidiary company of the Group, would be ceased with effect from 1 October 2002. The Government has undertaken to compensate investors on mutually acceptable terms. Although it is difficult to estimate the outcome of the subsequent negotiation with the Government, however, the Directors consider that there should not be any material adverse impact to the Group. The net book value of the toll bridge as at 30 June 2002 was approximately HK$1,381.0 million in which the Group's interest was 26.6%.

14 Subsidiary Companies

	2002 HK$m	2001 HK$m
Unlisted shares, at cost	**5,666.0**	5,603.8
Provision for impairment losses	**(605.1)**	(605.1)
	5,060.9	4,998.7
Listed shares in Hong Kong, at cost	**12,087.3**	12,087.3
At Directors' valuation in 1972	**72.0**	72.0
	17,220.2	17,158.0
Amounts due by subsidiary companies less provision	**41,533.1**	37,693.9
	58,753.3	54,851.9
Amounts due to subsidiary companies	**(26,441.2)**	(24,702.8)
	32,312.1	30,149.1
Market value of listed shares	**2,074.0**	3,844.5

Details of principal subsidiary companies are given in Note 37.

15 Associated Companies

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Group's share of net assets				
Listed shares in Hong Kong	**824.9**	657.5	**–**	–
Unlisted shares	**3,687.0**	2,797.1	**6.8**	35.2
	4,511.9	3,454.6	**6.8**	35.2
Negative goodwill on acquisition	**(85.6)**	–	**–**	–
Goodwill on acquisition	**48.7**	–	**–**	–
Less: amortisation	**15.7**	–	**–**	–
	(21.2)	–	**–**	–
Amounts due by associated companies (Note a)	**4,587.2**	3,718.8	**261.4**	317.2
Amounts due to associated companies (Note b)	**(206.0)**	(87.1)	**(18.6)**	(20.9)
	4,381.2	3,631.7	**242.8**	296.3
	8,871.9	7,086.3	**249.6**	331.5
Market value of listed shares	**345.0**	283.8	**–**	–

(a) Amounts due by associated companies are analysed as follows:

	Group	
	2002 HK$m	2001 HK$m
Interest bearing		
Fixed rates (Note (i))	**413.6**	50.7
Variable rates (Note (ii))	**878.0**	1,140.9
Non-interest bearing (Note (iii))	**3,295.6**	2,527.2
	4,587.2	3,718.8

15 Associated Companies (continued)

(i) Fixed rates represent interest rates ranging from 6.2% to 8.0% (2001: 8.0% to 8.5%) per annum.

(ii) Variable rates represent interest rates ranging from 0.58% (2001: 1.25%) above the Hong Kong Interbank Offered Rate to 2% above the Hong Kong prime rate.

(iii) The balance included amounts totalling HK$261.4 million (2001: HK$317.2 million) due to the Company.

The amounts are unsecured and have no fixed terms of repayment.

(b) The amounts due to associated companies are unsecured, interest free and repayable on demand.

(c) Dividends received and receivable by the Group from associated companies were HK$201.2 million (2001: HK$298.9 million).

(d) Details of principal associated companies are given in Note 38.

16 Jointly Controlled Entities

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Equity joint ventures				
Group's share of net assets	**688.6**	758.9	**24.0**	65.9
Goodwill on acquisition	**25.2**	–	**–**	–
Less: amortisation	**(1.1)**	–	**–**	–
Amounts due by joint ventures less provision (Note b)	**754.1**	708.1	**–**	–
Amounts due to joint ventures (Note c)	**(17.4)**	(52.4)	**–**	–
	1,449.4	1,414.6	**24.0**	65.9
Co-operative joint ventures (Note a)				
Cost of investment less provision	**6,530.0**	5,443.1	**13.0**	13.0
Share of undistributed post-acquisition results	**106.0**	155.6	**–**	–
Amounts due by joint ventures less provision (Note b)	**8,688.0**	7,721.2	**–**	–
Amounts due to joint ventures (Note c)	**(26.5)**	(23.5)	**–**	–
	15,297.5	13,296.4	**13.0**	13.0
Companies limited by shares				
Group's share of net assets (Note a)	**2,178.3**	2,998.0	**–**	–
Subordinated loans (Note b)	**377.8**	373.0	**–**	–
Amounts due by investee companies (Note b)	**7,331.9**	7,239.1	**1,145.9**	1,561.6
Amounts due to investee companies (Note c)	**(895.3)**	(885.6)	**–**	–
	8,992.7	9,724.5	**1,145.9**	1,561.6
Deposits paid for joint ventures (Note d)	**1,898.3**	1,089.4	**13.7**	13.7
Deposit for proposed investment in Network (Note e)	**786.9**	–	**–**	–
	28,424.8	25,524.9	**1,196.6**	1,654.2

(a) The Group's interests in certain co-operative joint ventures in the PRC and the toll collection rights of certain toll roads held by the Group have been pledged as securities for bank loan facilities granted to the Group. As at the balance sheet date, the outstanding amount under these bank loan facilities was approximately HK$1,021.9 million (2001: HK$869.6 million).

(b) Subordinated loans and amounts due by jointly controlled entities are analysed as follows:

	Subordinated loans		Amounts due by jointly controlled entities	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Interest bearing				
Fixed rates (Note (i))	**19.0**	19.0	**5,623.5**	4,945.6
Variable rates (Note (ii))	**–**	–	**2,322.0**	2,646.3
Non-interest bearing (Note (iii))	**358.8**	354.0	**8,828.5**	8,076.5
	377.8	373.0	**16,774.0**	15,668.4

(i) Fixed rates represent interest rates ranging from 4% to 15% per annum.

(ii) Variable rates represent interest rates ranging from the Hong Kong prime rate to 2.0% (2001: 1.5%) above the Hong Kong prime rate.

(iii) The balance included an amount of HK$1,145.9 million (2001: HK$1,561.6 million) due by a jointly controlled entity to the Company.

The repayment terms of the amounts due by jointly controlled entities are specified in the relevant joint venture agreements.

(c) The amounts due to jointly controlled entities are unsecured, interest free and repayable on demand.

(d) The balances represent advances paid in respect of proposed joint ventures for which the jointly controlled entities have not yet been established as at the year end date and only preliminary agreements have been signed. Upon the completion of the relevant joint venture contracts and the establishment of the respective jointly controlled entities, the relevant amounts will be reclassified to joint venture balances.

In September 2002, the Group decided to withdraw from a preliminary agreement and, as a result of such withdrawal, the Group has no further material obligation under such preliminary agreement. The payment on account of this proposed joint venture amounting to HK$620 million was substantially refunded to the Group.

(e) During the year, the Group entered into an option agreement with a PRC entity for the acquisition ("Acquisition") of interest in an optical fibre backbone network ("Network") in the PRC ("Agreement"). Subject to certain conditions as stipulated in the Agreement, the Group is entitled to acquire up to 70.0% interest in the Network at a consideration of approximately HK$2,563.0 million.

As at 30 June 2002, approximately HK$787.0 million was paid as a deposit for the Acquisition. In September 2002, the Group disposed of its interests in certain investments at a total consideration of approximately HK$660.0 million which has also been applied as a further payment for the Acquisition, bringing the total progress payments to approximately HK$1,447.0 million.

The Group is required to pay a further sum of approximately HK$1,116.0 million should the Group decide to increase its interest in the Network up to 70.0%.

(f) Dividends received and receivable from jointly controlled entities were HK$762.2 million (2001: HK$678.1 million).

(g) Particulars of principal jointly controlled entities are given in Note 39.

17 Other Investments

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Equity securities				
Unlisted shares, at fair value	**1,444.9**	1,685.0	**221.2**	387.6
Listed shares, at market value				
Hong Kong	**292.4**	434.3	**–**	–
Overseas	**607.8**	760.4	**–**	–
	2,345.1	2,879.7	**221.2**	387.6
Debt securities				
Unlisted debentures and convertible bonds, at fair value	**182.6**	–	**–**	–
Investment in joint development projects				
At cost less provision and amortisation	**1,775.8**	1,675.1	**–**	–
Other joint ventures				
Cost of investment	**212.5**	1,232.7	**–**	–
Amounts due by joint ventures	**1,632.0**	2,386.0	**–**	–
	1,844.5	3,618.7	**–**	–
	6,148.0	8,173.5	**221.2**	387.6

Amounts due by joint ventures totalling HK$1,526.4 million (2001: HK$2,084.6 million) carry interest at 10% per annum. The remaining balance is non-interest bearing. All balances are unsecured, and have repayment terms as specified in the relevant joint venture agreements.

18 Long Term Receivables

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Accounts receivable	**631.6**	820.3	**–**	–
Other loans	**392.3**	186.6	**–**	–
	1,023.9	1,006.9	**–**	–
Amounts receivable within one year included in current assets	**(75.2)**	(467.5)	**–**	–
	948.7	539.4	**–**	–

19 Properties Held for Sale

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Properties under development, at cost less provision	**14,720.4**	13,886.4	**–**	–
Completed properties, at cost less provision	**1,477.7**	1,442.3	**–**	–
Joint development projects, at cost less provision	**7,081.0**	6,702.4	**851.4**	843.5
	23,279.1	22,031.1	**851.4**	843.5

The aggregate carrying value of properties under development and completed properties pledged as securities for loans amounted to HK$981.3 million (2001: HK$461.1 million).

20 Stocks

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Raw materials	**1,248.7**	605.2	**–**	–
Work-in-progress	**13.2**	14.7	**–**	–
Finished goods	**49.3**	55.5	**–**	–
Merchandise	**82.8**	120.4	**–**	–
	1,394.0	795.8	**–**	–

At 30 June 2002, the amount of stocks carried at net realisable value amounted to HK$13.5 million (2001: HK$31.0 million).

21 Debtors and Prepayments

(a) At 30 June 2002, the retention receivable for contracts in progress amounting to HK$834.0 million (2001: HK$627.4 million) has been included in debtors and prepayments.

(b) Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiary companies operate. Sales proceeds receivable from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors is as follows:

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Current to 30 days	**2,455.0**	2,296.6	–	–
31 to 60 days	**240.8**	354.4	–	–
Over 60 days	**1,958.2**	2,214.5	–	–
	4,654.0	4,865.5	–	–

22 Cash and Bank Balances

Restricted bank balances are funds which are pledged to secure for certain short term loans and long term loans in Note 28.

23 Creditors and Accrued Charges

(a) At 30 June 2002, advances received from customers for contracts in progress amounting to HK$55.8 million (2001: HK$71.9 million) has been included in creditors and accrued charges.

(b) Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Current to 30 days	**4,080.4**	3,335.1	–	–
31 to 60 days	**272.7**	483.8	–	–
Over 60 days	**2,178.6**	2,085.2	–	–
	6,531.7	5,904.1	–	–

24 Contracts in Progress

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Contract costs incurred plus attributable profits less foreseeable losses to date	**16,822.3**	15,187.1	–	–
Progress payments received and receivable	**(17,124.2)**	(16,069.9)	–	–
	(301.9)	(882.8)	–	–
Representing:				
Gross amount due from customers for contract work	**476.2**	234.4	–	–
Gross amount due to customers for contract work	**(778.1)**	(1,117.2)	–	–
	(301.9)	(882.8)	–	–

25 Share Capital

	2002 No. of shares (million)	2002 HK$m	2001 No. of shares (million)	2001 HK$m
Authorised:				
Shares of HK$1.00 each				
Balance at 30 June	**2,500.0**	**2,500.0**	2,500.0	2,500.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at 1 July	**2,134.0**	**2,134.0**	2,114.1	2,114.1
Issued as scrip dividends (Note a)	**32.4**	**32.4**	19.8	19.8
Conversion of bonds (Note b)	–	–	0.1	0.1
Balance at 30 June	**2,166.4**	**2,166.4**	2,134.0	2,134.0

(a) During the year, 15,122,315 and 17,292,889 new shares were issued at HK$6.887 and HK$6.5669 per share for the settlement of 2001 final scrip dividend and 2002 interim scrip dividend respectively.

In 2001, 8,703,824 and 11,136,813 new shares were issued at HK$11.0677 and HK$9.7194 per share for the settlement of 2000 final scrip dividend and 2001 interim scrip dividend respectively.

(b) In 2001, 65,923 new shares were issued upon conversion of bonds issued by a subsidiary company at the conversion price of HK$35.15 per share.

26 Reserves

	Group						
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve (Note a) HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2000, as previously reported	37.7	18,860.6	20,516.0	814.9	206.0	15,658.8	56,094.0
Effect of adopting SSAP 9 (revised)	–	–	–	–	–	211.4	211.4
Balance at 1.7.2000, as restated	37.7	18,860.6	20,516.0	814.9	206.0	15,870.2	56,305.4
Scrip dividends	–	184.7	–	–	–	–	184.7
Conversion of bonds	–	2.3	–	–	–	–	2.3
Share issue expenses	–	(0.2)	–	–	–	–	(0.2)
Investment and hotel properties revaluation surplus for the previous year	–	–	98.8	–	–	–	98.8
Share of revaluation (deficit)/surplus of							
associated companies	–	–	(85.8)	–	–	–	(85.8)
jointly controlled entities	–	–	114.0	–	–	–	114.0
Goodwill on acquisition of							
subsidiary companies	–	–	–	(87.4)	–	–	(87.4)
additional interests in jointly controlled entities	–	–	–	(11.9)	–	–	(11.9)
additional interests in subsidiary companies	–	–	–	(591.5)	–	–	(591.5)
an associated company	–	–	–	(37.0)	–	–	(37.0)
additional interests in associated companies	–	–	–	(16.7)	–	–	(16.7)
Capital reserve on acquisition of							
additional interests in subsidiary companies	–	–	–	120.1	–	–	120.1
additional interests in jointly controlled entities	–	–	–	4.7	–	–	4.7
associated companies	–	–	–	83.9	–	–	83.9
Release of capital reserve upon							
partial disposal of subsidiary companies	–	–	–	(20.6)	–	–	(20.6)
partial disposal of an associated company	–	–	–	(146.1)	–	–	(146.1)
liquidation of subsidiary companies	–	–	–	(5.0)	–	–	(5.0)
Release of goodwill upon							
disposal of subsidiary companies	–	–	–	11.7	–	–	11.7
disposal of associated companies	–	–	–	240.5	–	–	240.5
partial disposal of subsidiary companies	–	–	–	8.1	–	–	8.1
Share of capital reserve of associated companies	–	–	–	108.0	–	–	108.0
Goodwill impairment loss charged to profit and loss account	–	–	–	174.1	–	–	174.1
Investments securities revaluation deficit for the previous year	–	–	(1,139.4)	–	–	–	(1,139.4)
Investments securities revaluation deficit written back upon disposal	–	–	376.6	–	–	–	376.6
Investments impairment loss charged to profit and loss account	–	–	208.4	–	–	–	208.4
Profit for the previous year	–	–	–	–	–	46.4	46.4
Transfer to general reserve	–	–	–	–	332.5	(332.5)	–
Translation difference	–	–	–	–	–	(8.4)	(8.4)
2000 final dividend paid	–	–	–	–	–	(211.4)	(211.4)
2001 interim dividend paid	–	–	–	–	–	(212.3)	(212.3)
	37.7	19,047.4	20,088.6	649.8	538.5	15,152.0	55,514.0
Representing:							
Balance at 30.6.2001	37.7	19,047.4	20,088.6	649.8	538.5	14,938.6	55,300.6
2001 proposed final dividend	–	–	–	–	–	213.4	213.4
	37.7	19,047.4	20,088.6	649.8	538.5	15,152.0	55,514.0
Retained by:							
Company and subsidiary companies	37.7	19,047.4	19,519.5	757.3	538.5	16,638.4	56,538.8
Associated companies	–	–	323.3	0.5	–	(951.6)	(627.8)
Jointly controlled entities	–	–	245.8	(108.0)	–	(534.8)	(397.0)
	37.7	19,047.4	20,088.6	649.8	538.5	15,152.0	55,514.0

	Group						
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve (Note a) HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2001, as previously reported	37.7	19,047.4	20,088.6	475.7	538.5	15,112.7	55,300.6
Effect of adopting SSAP 9 (revised)	-	-	-	-	-	213.4	213.4
Effect of adopting SSAP 30/31	-	-	-	174.1	-	(174.1)	-
Balance as at 1.7.2001, as restated	37.7	19,047.4	20,088.6	649.8	538.5	15,152.0	55,514.0
Scrip dividends	-	185.3	-	-	-	-	185.3
Share issue expenses	-	(0.3)	-	-	-	-	(0.3)
Investment and hotel properties revaluation deficit for the year	-	-	(1,856.0)	-	-	-	(1,856.0)
Investment and hotel properties revaluation surplus realised upon disposal	-	-	(2,406.3)	-	-	-	(2,406.3)
Reversal of revaluation surplus arising from impairment of land and buildings	-	-	(33.8)	-	-	-	(33.8)
Share of revaluation surplus/(deficit) of							
associated companies	-	-	5.9	-	-	-	5.9
jointly controlled entities	-	-	(263.9)	-	-	-	(263.9)
Release of reserve upon							
disposal of subsidiary companies	-	-	(348.9)	(0.5)	-	-	(349.4)
partial disposal of a subsidiary company	-	-	-	(27.1)	-	-	(27.1)
disposal of an investee company	-	-	-	(216.2)	-	-	(216.2)
Release of goodwill upon							
disposal of subsidiary companies	-	-	-	169.9	-	-	169.9
disposal of a jointly controlled entity	-	-	-	6.7	-	-	6.7
Goodwill impairment loss charged to profit and loss account	-	-	-	1.5	-	-	1.5
Investments securities revaluation deficit for the year	-	-	(220.1)	-	-	-	(220.1)
Investments securities revaluation surplus realised upon disposal	-	-	(5.3)	-	-	-	(5.3)
Investments securities impairment loss charged to profit and loss account	-	-	139.5	-	-	-	139.5
Profit for the year	-	-	-	-	-	1,275.4	1,275.4
Transfer to general reserve	-	-	-	-	34.4	(34.4)	-
Transfer to asset revaluation reserve	-	-	25.5	(25.5)	-	-	-
Translation difference	-	-	-	-	-	(6.6)	(6.6)
2001 final dividend paid	-	-	-	-	-	(213.4)	(213.4)
2002 interim dividend paid	-	-	-	-	-	(214.9)	(214.9)
	37.7	**19,232.4**	**15,125.2**	**558.6**	**572.9**	**15,958.1**	**51,484.9**
Representing:							
Balance at 30.6.2002	37.7	19,232.4	15,125.2	558.6	572.9	15,741.5	51,268.3
2002 proposed final dividend	-	-	-	-	-	216.6	216.6
	37.7	**19,232.4**	**15,125.2**	**558.6**	**572.9**	**15,958.1**	**51,484.9**
Retained by:							
Company and subsidiary companies	37.7	19,232.4	14,814.1	666.1	572.9	18,447.3	53,770.5
Associated companies	-	-	329.2	0.5	-	(1,071.0)	(741.3)
Jointly controlled entities	-	-	(18.1)	(108.0)	-	(1,418.2)	(1,544.3)
	37.7	**19,232.4**	**15,125.2**	**558.6**	**572.9**	**15,958.1**	**51,484.9**

	Company				
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve (Note a) HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2000, as previously reported	37.7	18,860.6	328.0	11,112.1	30,338.4
Effect of adopting SSAP 9 (revised)	–	–	–	128.0	128.0
Balance as at 1.7.2000, as restated	37.7	18,860.6	328.0	11,240.1	30,466.4
Scrip dividends	–	184.7	–	–	184.7
Conversion of bonds	–	2.3	–	–	2.3
Share issue expenses	–	(0.2)	–	–	(0.2)
Investment properties revaluation surplus for the previous year	–	–	0.4	–	0.4
Investments revaluation deficit written back upon disposal	–	–	42.5	–	42.5
Investments revaluation deficit for the previous year	–	–	(12.1)	–	(12.1)
Profit for the previous year	–	–	–	752.3	752.3
2000 final dividend paid	–	–	–	(211.4)	(211.4)
2001 interim dividend paid	–	–	–	(212.3)	(212.3)
	37.7	19,047.4	358.8	11,568.7	31,012.6
Representing:					
Balance at 30.6.2001	37.7	19,047.4	358.8	11,355.3	30,799.2
Proposed final dividend	–	–	–	213.4	213.4
	37.7	19,047.4	358.8	11,568.7	31,012.6
Balance as at 1.7.2001, as previously reported	37.7	19,047.4	358.8	11,460.0	30,903.9
Effect of adopting SSAP 9 (revised)	–	–	–	108.7	108.7
Balance as at 1.7.2001, as restated	37.7	19,047.4	358.8	11,568.7	31,012.6
Scrip dividends	–	185.3	–	–	185.3
Share issue expenses	–	(0.3)	–	–	(0.3)
Investment properties revaluation deficit for the year	–	–	(1.9)	–	(1.9)
Investments revaluation deficit for the year	–	–	(166.5)	–	(166.5)
Investments impairment loss charged to profit and loss account	–	–	3.9	–	3.9
Profit for the year	–	–	–	1,398.7	1,398.7
2001 final dividend paid	–	–	–	(213.4)	(213.4)
2002 interim dividend paid	–	–	–	(214.9)	(214.9)
	37.7	**19,232.4**	**194.3**	**12,539.1**	**32,003.5**
Representing:					
Balance at 30.6.2002	37.7	19,232.4	194.3	12,322.5	31,786.9
Proposed final dividend	–	–	–	216.6	216.6
	37.7	**19,232.4**	**194.3**	**12,539.1**	**32,003.5**

(a) Analysis of asset revaluation reserve

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Hotel properties	**3,236.6**	6,195.7	**-**	-
Investment properties	**11,231.7**	13,150.1	**27.2**	29.1
Investment securities	**656.9**	742.8	**167.1**	329.7
	15,125.2	20,088.6	**194.3**	358.8

(b) Distributable reserves of the Company at 30 June 2002 amounted to HK$12,539.1 million (2001: HK$11,568.7 million).

27 Mandatorily Convertible Bonds

In April 1999, New World Infrastructure Limited ("NWI") issued US$150.0 million mandatorily convertible bonds. The holder of the bonds has the option to convert the bonds into shares of HK$1.00 each of NWI at a conversion price of HK$12.00 per share, subject to adjustment, at any time on or before 30 April 2002. The bonds bore interest at the higher of 5% per annum and a percentage rate equivalent to the dividends declared or paid by NWI during the relevant interest payment period divided by the conversion price payable semi-annually in arrears. On 30 April 2002, the bonds were converted in full into the shares of NWI.

28 Long Term Liabilities

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Bank loans				
Secured	**9,151.4**	8,595.4	**-**	-
Unsecured	**19,272.7**	19,766.7	**-**	-
Other secured loans				
Wholly repayable within five years	**250.0**	250.0	**-**	-
Other unsecured loans				
Wholly repayable within five years	**551.0**	619.5	**-**	-
Not wholly repayable within five years	**59.5**	-	**-**	-
Obligations under finance leases (Note a)				
Wholly repayable within five years	**115.1**	37.4	**-**	-
	29,399.7	29,269.0	**-**	-
Convertible bonds (Note b)	**4,063.5**	5,026.3	**-**	-
Debentures (Note c)	**-**	337.1	**-**	-
Loans from minority shareholders (Note d)	**2,546.6**	2,881.5	**-**	-
Deferred income	**642.7**	643.9	**-**	-
Long term accounts payable	**1,029.7**	842.7	**258.0**	344.0
	37,682.2	39,000.5	**258.0**	344.0
Amounts repayable within one year				
included in current liabilities	**(13,752.9)**	(9,029.6)	**(86.0)**	(86.0)
	23,929.3	29,970.9	**172.0**	258.0

	Group					
	Secured bank loans HK$m	Unsecured bank loans HK$m	Other secured loans HK$m	Other unsecured loans HK$m	Obligations under finance leases HK$m	Total HK$m
The maturity of long term borrowings for 2002 is as follows:						
Within one year	931.4	10,371.1	250.0	351.0	39.3	11,942.8
In the second year	1,765.8	2,136.9	–	200.0	55.4	4,158.1
In the third to fifth year	6,041.6	6,764.7	–	–	20.4	12,826.7
After the fifth year	412.6	–	–	59.5	–	472.1
	9,151.4	19,272.7	250.0	610.5	115.1	29,399.7
The maturity of long term borrowings for 2001 is as follows:						
Within one year	2,045.5	5,947.1	–	6.4	13.0	8,012.0
In the second year	917.1	7,843.3	250.0	354.5	13.7	9,378.6
In the third to fifth year	5,426.3	5,965.8	–	201.3	10.7	11,604.1
After the fifth year	206.5	10.5	–	57.3	–	274.3
	8,595.4	19,766.7	250.0	619.5	37.4	29,269.0

(a) Finance lease obligations – minimum lease payments

	Group	
	2002 HK$m	2001 HK$m
Within one year	**42.3**	15.4
In the second year	**59.9**	15.0
In the third to fifth year	**20.6**	10.9
	122.8	41.3
Future finance charges on finance leases	**(7.7)**	(3.9)
Present value of finance lease liabilities	**115.1**	37.4

(b) Convertible bonds

	Group	
	2002 HK$m	2001 HK$m
Bonds to be converted into shares of:		
The Company (Note (i))	**2,713.0**	2,713.0
Subsidiary companies (Notes (ii) and (iii))	**1,350.5**	2,313.3
	4,063.5	5,026.3

(i) In June 1999, a subsidiary company has issued US$300.0 million convertible guaranteed bonds which carry interest at 3% per annum payable semi-annually in arrears. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1.00 each of the Company at a conversion price of HK$24.60 per share, subject to adjustment, at any time between 9 August 1999 and 9 May 2004. A further US$50.0 million convertible bonds was issued in July 1999 at the same terms and conditions. Unless previously converted, redeemed or cancelled, the bonds will be redeemed at 123.104% of their principal amount together with accrued interest on 9 June 2004. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the term of the bonds.

(ii) NWI has issued US$250.0 million convertible bonds which carry interest at 5% per annum payable in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bond into shares of HK$1.00 each of NWI at the conversion price of HK$19.61 per share, subject to adjustment, at any time until 2 July 2001. During the year, bonds with principal amount of US$15,000 were converted into shares of HK$1.00 each of NWI, the remaining balance of the bonds were redeemed at par by NWI on 15 July 2001.

(iii) In March 1998, NWI issued US$250.0 million convertible bonds which bear interest at 1% per annum payable semi-annually in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1.00 each of NWI at the conversion price of HK$23.05 per share, subject to adjustment, at any time until 1 April 2003. Subject to certain conditions being met, the bonds are redeemable at the option of NWI at any time on or after 15 April 2001, in whole or in part, in cash and/or for NWI shares. Unless previously converted, redeemed or repurchased the bonds will be redeemed at 143.4% of their principal amount together with accrued interest on 15 April 2003. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the term of the bonds.

During the year, NWI repurchased bonds with an aggregate principal amount of US$4.0 million (2001: Nil) for a total consideration of HK$39.6 million and these bonds were then cancelled. Provision for premium on redemption of the bonds of HK$8.3 million was applied to set off against the deficit arising from the repurchase of the bonds.

(c) Debentures

The debentures were issued by a subsidiary company which operated a proprietary club. The debentures were unsecured, interest free, transferrable at the subsidiary company's consent and redeemable at par upon the expiry of fifty years from the dates of issue or at any earlier time at the subsidiary company's discretion. The subsidiary company was disposed of during the year.

(d) Loans from minority shareholders

The loans from minority shareholders include loans of HK$1,052.5 million (2001: HK$1,039.6 million) to certain consolidated joint ventures, which are unsecured, carry interest at fixed rates ranging from 10% to 15% (2001: 10% to 15%) per annum and have repayment terms specified in the relevant joint venture agreements. The remaining balance is unsecured, interest free and has no specific repayment terms.

29 Deferred Taxation

	Group	
	2002 HK$m	2001 HK$m
Balance at 1 July	**24.8**	18.6
Transfer from profit and loss account	**38.1**	6.5
Disposal of subsidiary companies	–	(0.3)
Balance at 30 June	**62.9**	24.8
Provided for in respect of:		
Accelerated depreciation allowances	**153.4**	20.2
Other timing differences	**(90.5)**	4.6
	62.9	24.8
The potential deferred taxation (assets)/liabilities not provided for in the accounts amounts to:		
Accelerated depreciation allowances	**328.0**	431.3
Other timing differences	**(806.1)**	(894.2)
	(478.1)	(462.9)

No provision has been made in respect of the revaluation surplus arising from the revaluation of the Group's and/or the Company's investment properties and hotel properties other than in PRC as they do not constitute timing differences. Realisation of the surplus on revaluation of the Group's investment and hotel properties in PRC would give rise to a taxation liability in the PRC. No provision has been made in the accounts for this liability as these properties are held for the long term and management has no intention to dispose of these properties in the foreseeable future.

30 Pensions and Retirement Benefits

During the year, the Group operates a number of pension and retirement schemes (the Occupational Retirement Scheme ("ORSO Scheme") and the Mandatory Provident Fund Scheme ("MPF Scheme")). The majority of the schemes are defined contribution schemes which are mainly operated in Hong Kong and cover approximately 90% of the Group's employees who are entitled to join such schemes. The remaining are a few defined benefit schemes mainly for executive officers. The total amount charged to the profit and loss account in respect of all the Group's pension and retirement schemes was HK$121.5 million (2001: HK$118.7 million).

Contributions to the defined contribution schemes either by the Group or by the employees are based on a percentage of employees' salaries ranging from 5% to 21%, depending upon the length of service of the employees. Commencing on 1 December 2000, newly-joined employees are compulsorily required to join the MPF Schemes. The Group's contributions to the MPF Schemes are ranging from 5% to 15% of employee's salaries depending on length of service and are expensed as incurred. The amount charged to the profit and loss account in respect of these schemes was HK$119.4 million (2001: HK$117.2 million) after netting off forfeited contribution of HK$6.4 million (2001: HK$8.9 million).

31 Commitments

(a) Capital commitments

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Contracted but not provided for				
Fixed assets	**713.3**	472.5	-	-
An associated company	**49.5**	-	-	-
Subsidiary companies	-	-	**55.0**	55.0
Jointly controlled entities	**258.6**	675.9	-	121.0
Other investments	-	15.6	-	-
	1,021.4	1,164.0	**55.0**	176.0
Authorised but not contracted for				
Fixed assets	**248.3**	440.1	-	-
Jointly controlled entities	**628.8**	1,615.7	-	-
	877.1	2,055.8	-	-

	Group	
	2002 HK$m	2001 HK$m
The Group's share of capital commitments committed by the jointly controlled entities not included above are as follows:		
Contracted but not provided for	**171.8**	509.0
Authorised but not contracted for	**89.4**	130.0
	261.2	639.0

(b) Commitments under operating leases

The future aggregate lease payments under non-cancellable operating leases are as follows:

	Group	
	2002 HK$m	2001 HK$m
Land and buildings		
In the first year	**351.2**	281.3
In the second to fifth year inclusive	**664.9**	441.6
After the fifth year	**1,755.1**	342.4
	2,771.2	1,065.3
Other equipment		
In the first year	**21.2**	20.0
In the second to fifth year inclusive	**19.7**	39.6
	2,812.1	1,124.9

31 Commitments (continued)

(c) At 30 June 2002, the Group had issued performance guarantees amounting to approximately HK$316.2 million (2001: HK$166.2 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by a subsidiary and certain jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is obliged to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks while the Group is entitled to take possession of the related properties.

(d) A subsidiary company and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding thereof. The Group's attributable share of capital commitments as at 30 June 2002 has been disclosed in Note (a) above.

One of the jointly controlled entities has obtained banking facilities to finance its share of development costs at Container Terminal 9. The Group has given guarantee in respect of the banking facilities and is included in Note 32.

In the event of default of any of the other shareholders of the jointly controlled entities, independent third parties, the relevant subsidiary companies and jointly controlled entities will be required to provide additional funds for the project. The Group has given guarantees in respect of the obligations of the relevant subsidiary companies and jointly controlled entities to provide additional funds. If the Group is required to fulfil its obligations under the guarantees, the maximum amount of the additional commitments assumed, in addition to the Group's share of the capital commitments as disclosed above, will be HK$1,482.0 million (2001: HK$1,482.0 million) out of which approximately HK$876.0 million has been counter-indemnified by an associated company.

(e) Future minimum rental payments receivable

The future minimum rental payments receivable under non-cancellable leases are as follows:

	Group	
	2002 HK$m	2001 HK$m
In the first year	**509.5**	483.9
In the second to fifth year inclusive	**555.2**	473.6
After the fifth year	**146.1**	78.6
	1,210.8	1,036.1

The Group's operating leases are for terms ranging from one to six years.

32 Contingent Liabilities

	Group		Company	
	2002 HK$m	2001 HK$m	2002 HK$m	2001 HK$m
Guarantees for				
Performance bonds in respect of construction contracts undertaken by the Group	**1,140.4**	1,557.7	**–**	10.5
Other performance bonds	**384.7**	344.7	**333.0**	327.3
Guarantees for credit facilities granted to				
Subsidiary companies	**–**	–	**25,033.5**	28,913.4
Associated companies	**159.1**	686.1	**–**	632.6
Investee companies included under other investments	**5.5**	9.4	**5.5**	5.5
Jointly controlled entities	**4,059.6**	4,202.9	**1,697.3**	1,924.7
Indemnity to non-wholly owned subsidiary companies for PRC tax liabilities	**2,135.3**	2,305.3	**7,059.0**	7,783.0
	7,884.6	9,106.1	**34,128.3**	39,597.0

The Group is in legal disputes with a joint venture partner who took legal action against the Group in respect of certain property development projects jointly developed by them, though as at the date of this report, no statement of claims setting out details of the claims have been rendered to the Group. On the other hand, the Group also took counter action against the joint venture partner. The Directors have obtained legal advice on the matter and are of the opinion that the matter will not have material impact on the financial position of the Group.

33 Notes to Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002 HK$m	2001 HK$m (As restated)
Operating profit	**1,700.0**	232.2
Depreciation	**1,174.2**	1,048.0
Amortisation of goodwill/(negative goodwill)		
Associated companies	**(15.7)**	–
A jointly controlled entity	**1.1**	–
Subsidiary companies	**8.5**	–
Impairment		
Fixed assets	**166.3**	–
Goodwill	**2.1**	262.5
Jointly controlled entities	**41.4**	–
Loss on dilution of interests in subsidiary companies	**132.3**	22.9
Net (profit)/loss on disposal of		
Fixed assets	**(2,374.2)**	10.7
Associated companies	**(4.7)**	304.9
Jointly controlled entities	**(114.9)**	(93.9)
Other investments	**(198.9)**	11.8
Subsidiary companies	**(440.4)**	(56.9)
Provision for advances to joint ventures	**535.4**	312.6
Provision for diminution in value of properties held for sale	**325.6**	221.7
Provision for investments in		
An associated company	**37.3**	–
A joint development project	**75.0**	40.0
Jointly controlled entities	**67.7**	–
Listed and unlisted shares	**248.7**	313.6
Profit on repurchase of convertible bonds	**–**	(1.8)
Surplus on liquidation of subsidiary companies	**–**	(7.7)
Surplus on liquidation of an associated company	**–**	(1.8)
Write back of provision for investment in unlisted shares	**–**	(12.5)
Write back of provision for diminution in value of properties held for sale	**–**	(231.0)
Write back of provision for advance to an associated company	**(92.6)**	(5.0)
Exchange gain	**(19.6)**	(15.3)
Increase in stocks	**(384.3)**	(469.9)
(Increase)/decrease in properties held for sale	**(1,225.4)**	2,735.6
Decrease/(increase) in debtors and prepayments	**195.4**	(2,834.4)
Decrease/(increase) in other loans receivable	**7.5**	(163.4)
Increase/(decrease) in creditors and accrued charges	**1,867.5**	(354.1)
Decrease in contracts in progress	**(580.9)**	(35.6)
(Decrease)/increase in deposits received on sale of properties	**(501.5)**	300.5
Net interest expenses and dividend income	**1,309.2**	1,504.0
Net cash inflow from operating activities	**1,942.1**	3,037.7

	2002 HK$m	2001 HK$m
(b) Acquisition of subsidiary companies		
Net assets acquired		
Fixed assets	**3.3**	59.1
Stocks	**282.7**	31.3
Properties held for sale	**317.0**	1,003.1
Other investments	**-**	9.9
Debtors and prepayments	**4.5**	145.6
Tax recoverable	**-**	2.7
Cash and bank balances	**29.1**	151.2
Creditors and accrued charges	**(271.4)**	(233.1)
Short term bank loans	**-**	(72.1)
Long term liabilities	**(6.5)**	(7.0)
Minority interests	**3.2**	24.6
	361.9	1,115.3
Less: Interests originally held by the Group		
Associated companies	**(28.5)**	(17.2)
Jointly controlled entities	**(266.4)**	(984.3)
	67.0	113.8
Goodwill on acquisition	**0.7**	87.4
	67.7	201.2
Represented by:		
Cash	**67.7**	201.2
(c) Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiary companies		
Cash consideration	**(67.7)**	(201.2)
Cash and bank balances acquired	**29.1**	151.2
	(38.6)	(50.0)

The subsidiary companies acquired during the year utilised HK$119.8 million (2001: contributed HK$105.9 million) of the Group's net operating cash flows, utilised HK$0.3 million (2001: HK$152.9 million) for investing activities, and received HK$190.7 million (2001: HK$73.5 million) for financing activities, and paid HK$0.5 million (2001: Nil) for servicing of finance. The subsidiary companies did not pay nor receive any amount in respect of taxation (2001: Nil).

33 Notes to Consolidated Cash Flow Statement (continued)

	2002 HK$m	2001 HK$m
(d) Disposal of subsidiary companies		
Net assets disposed		
Fixed assets	**1,451.6**	443.2
Other investments	**1.0**	–
Stocks	**95.4**	53.6
Properties held for sale	**74.1**	–
Other loans receivable	**–**	2.4
Debtors and prepayments	**811.6**	67.1
Cash and bank balances – unrestricted	**136.1**	49.6
Cash and bank balances – restricted	**–**	82.7
Creditors and accrued charges	**(276.9)**	(146.0)
Bank loans and overdrafts	**(61.8)**	(53.6)
Taxation	**(5.9)**	(6.2)
Long term liabilities	**(800.5)**	(138.7)
Deferred taxation	**–**	(0.3)
Minority interests	**(147.3)**	(98.1)
	1,277.4	255.7
Goodwill	**175.9**	6.7
Asset revaluation reserve	**(348.9)**	–
Net profit on disposals and surplus on liquidation of subsidiary companies	**440.4**	64.6
	1,544.8	327.0
Represented by:		
Cash	**532.4**	284.7
Long term receivables	**170.0**	–
Debtors and prepayments	**–**	69.3
Other investments	**93.3**	30.7
Associated companies	**94.7**	–
Jointly controlled entities	**654.4**	(57.7)
	1,544.8	327.0
(e) Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies		
Cash consideration	**532.4**	284.7
Cash and bank balances disposed	**(136.1)**	(49.6)
Bank overdrafts discharged	**61.8**	–
	458.1	235.1

(f) Analysis of changes in financing

	Share capital (including share premium) HK$m	Long term liabilities HK$m	Mandatorily convertible bonds HK$m	Short term bank and other loans HK$m	Restricted cash and bank balances HK$m	Minority interests HK$m	Total HK$m
Balance at 30.6.2000	20,974.7	36,898.3	1,162.2	1,096.5	(558.1)	17,298.7	76,872.3
Net cash (outflow)/inflow from financing	(0.2)	2,381.0	-	449.8	(1,271.6)	131.0	1,690.0
Scrip dividends issued	204.5	-	-	-	-	-	204.5
Profit on repurchase of convertible bonds	-	(1.8)	-	-	-	-	(1.8)
Partial disposal of interest in subsidiary companies	-	-	-	-	-	40.4	40.4
Acquisition of additional interests in subsidiary companies	-	(460.8)	-	-	-	209.9	(250.9)
Disposal of subsidiary companies	-	(138.7)	-	(53.6)	82.7	(98.1)	(207.7)
Conversion of bonds	2.4	(2.4)	-	-	-	-	-
Decrease in deferred interest income	-	(292.9)	-	-	-	-	(292.9)
Increase in long term accounts payable	-	532.0	-	-	-	-	532.0
Acquisition of subsidiary companies	-	7.0	-	72.1	-	(24.6)	54.5
Increase in minority interests from dilution of interests in a subsidiary company	-	-	-	-	-	22.9	22.9
Minority interests' share of net profit and other reserves	-	-	-	-	-	161.8	161.8
Dividends to minority shareholders	-	-	-	-	-	(318.1)	(318.1)
Inception of finance leases	-	6.5	-	-	-	-	6.5
Land use right contributed by a minority shareholder	-	72.3	-	-	-	-	72.3
Translation difference	-	-	-	-	-	(16.2)	(16.2)
Balance at 30.6.2001	21,181.4	39,000.5	1,162.2	1,564.8	(1,747.0)	17,407.7	78,569.6
Net cash (outflow)/inflow from financing	(0.3)	(842.3)	-	1,282.0	(657.4)	40.0	(178.0)
Scrip dividends issued	217.7	-	-	-	-	-	217.7
Partial disposal of interest in subsidiary companies	-	-	-	-	-	48.0	48.0
Goodwill on acquisition of additional interest in subsidiary companies	-	-	-	-	-	131.1	131.1
Acquisition of additional interests in subsidiary companies	-	-	-	-	-	(908.9)	(908.9)
Disposal of subsidiary companies	-	(800.5)	-	-	-	(147.3)	(947.8)
Conversion of bonds	-	-	(1,162.2)	-	-	1,162.2	-
Increase in deferred interest income	-	19.9	-	-	-	-	19.9
Increase in long term accounts payable	-	194.9	-	-	-	-	194.9
Acquisition of subsidiary companies	-	6.5	-	-	-	(3.2)	3.3
Increase in minority interests from dilution of interests in a subsidiary company	-	-	-	-	-	132.3	132.3
Minority interests' share of net profit and other reserves	-	-	-	-	-	471.7	471.7
Dividends to minority shareholders	-	-	-	-	-	(325.3)	(325.3)
Inception of finance leases	-	103.2	-	-	-	-	103.2
Release of reserves upon disposal of a jointly controlled entity	-	-	-	-	-	67.7	67.7
Translation difference	-	-	-	-	-	(6.2)	(6.2)
Balance at 30.6.2002	**21,398.8**	**37,682.2**	**-**	**2,846.8**	**(2,404.4)**	**18,069.8**	**77,593.2**

33 Notes to Consolidated Cash Flow Statement (continued)

(g) Analysis of cash and cash equivalents

	2002 HK$m	2001 HK$m
Cash and bank balances	**7,093.9**	9,809.6
Bank loans and overdrafts	**(3,718.3)**	(2,460.3)
	3,375.6	7,349.3
Add: Bank loans maturing more than three months from the date of drawndown	**2,799.4**	1,515.8
Less: Bank deposits maturing more than three months from the date of placement	**(558.8)**	(131.3)
Less: Restricted cash and bank balances	**(2,404.4)**	(1,747.0)
	3,211.8	6,986.8

(h) Non-cash transactions

During the year, the Group disposed all of its interests in New World CyberBase Limited, an investment security held by a subsidiary, to a third party at a consideration of HK$49.3 million. The consideration was satisfied by shares and convertible bond issued from Asia Logistics Technologies Limited, which is a company controlled by an independent third party, at the sums of HK$10.0 million and HK$39.3 million respectively.

The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$103.2 million.

In 2001, the Group acquired the development right of a joint development project for a consideration of HK$430.0 million, of which HK$86.0 million was paid as at 30 June 2001. The remaining balance payable was included in long term accounts payable.

In 2001, NWCL acquired 49.0% interest in New World Anderson Development Company Limited, being a 51.0% subsidiary company of NWCL before the acquisition, from Anderson International Investment Limited ("Anderson International") at a consideration of HK$406.6 million. The consideration was satisfied by HK$90.0 million in cash and the remaining balance was set-off against an outstanding amount of HK$316.6 million due and payable by Anderson International to the Group.

34 Related Party Transactions

The following is a summary of significant related party transactions during the year carried out in the normal course of the Group's business:

	2002 HK$m	2001 HK$m
Transactions with affiliated companies (Note a)		
Rental income (Note b)	**13.7**	19.3
Provision of contracting work service (Note c)	**77.7**	246.8
Interest income (Note d)	**236.5**	164.9
Management fee income (Note e)	**13.3**	11.0
Purchase of raw materials (Note f)	**673.8**	500.2
Acquisitions of a subsidiary (Note g)	**43.0**	-
Transaction/balances with other related parties		
Rental income (Note b)	**18.8**	15.4
Purchases of fixed assets (Note h)	**-**	6.8
Account payable (Note i)	**2,239.5**	605.7

Notes:

(a) Affiliated companies include associated companies and jointly controlled entities.

(b) Rental income is charged in accordance with tenancy agreements.

(c) Revenue from provision of contracting work are principally charged at terms no less favourable than those charged to third party customers of the Group.

(d) Interest income are charged at interest rates as specified in Notes 15 and 16 on the outstanding balances due by the affiliated companies.

(e) Management fee income are charged at a fixed rate in accordance with relevant contracts.

(f) Raw materials were purchased from an affiliated company at a price approximate to its original purchase costs from third party suppliers. The Group also paid approximately HK$969.0 million (2001: HK$698.0 million) to the affiliated company as trade deposits for the further purchase of inventories.

(g) On 31 May 2002, the Group purchased the entire issued share capital of Ngo Kee Construction Company Limited from Wai Kee Holdings Limited, an associated company, at a cash consideration of HK$43.0 million.

(h) Certain transactions had been entered into between subsidiary companies of the Group and Infa Telecom Asia Limited, for the purchase of fixed assets, mobile phones and accessories.

(i) The amounts payable are unsecured, and are repayable on demand. Except for the amount of HK$1,386.0 million (2001: HK$605.7 million) which bears interest at the Hong Kong Prime rate per annum, the remaining balances bear interest ranging from 0.5% above the Hong Kong Interbank Offered Rate to 1.0% above the Hong Kong Interbank Offered Rate.

35 Post Balance Sheet Event

(a) On 29 June 2002, the Group entered into a conditional agreement for the sale of its entire interest in certain subsidiary companies holding the Group's interest in Jincheng to Jiaozuo Expressway (Shanxi Section) at a cash consideration of approximately HK$650.0 million. The transaction was completed in September 2002 and the disposal will not have significant financial effect to the Group for the year ending 30 June 2003.

(b) On 18 October 2002, the Board of Directors of the Company resolved to implement a Group reorganisation whereby the entire 52.4% interest in New World Services Limited and the investments in road, bridge, water treatment and power plant projects of the 54.3% owned New World Infrastructure Limited ("NWI") would be disposed of to Pacific Ports Company Limited ("PPC"), which is 75.0% owned by NWI. After the reorganisation and the conversion of preference shares of PPC held by NWI and the distribution of PPC shares to NWI's shareholders, the Group would then hold 52.0% interest in PPC and continue to hold 54.3% in NWI.

36 Approval of Accounts

The accounts were approved by the Board of Directors on 18 October 2002.

37 Principal Subsidiary Companies

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong					
Addlight Investments Limited	9,998	1	–	56	
	2*	1	–	–	Property Investment
Advance Planner Limited	100	1	40	49	Property Investment
All Speed Investment Limited	2	1	100	100	Property Investment
Arlaken Development Limited	40	100	100	100	Investment Holding
Atlantic Land Properties Limited	2	1	100	100	Investment Holding
Barbican Construction Company Limited	80,002	100	–	51	
	20,000*	100	–	–	Construction
Billionoble Investment Limited	4,998	1	–	54	
	2*	1	–	–	Investment Holding
Billion Huge (International) Limited	950,001	1	–	70	Investment Holding
Billion Town Company Limited	200	10	100	100	Property Trading
Birkenshaw Limited	10,000	1	–	100	Property Investment
Blanca Limited	10,000	1	–	100	Investment Holding
Bright Moon Company Limited	200	10	75	75	Property Trading
Broadway-Nassau Investments Limited	2	10,000	–	51	
	3,000*	10,000	–	–	Property Investment
Calpella Limited	2	10	–	100	Property Investment

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
Care & Services Company Limited	15,000,000	1	–	51	Elderly Care Services
Cheer Best Enterprises Limited	2	1	100	100	Property Investment
Cheong Sing Company Limited	10,000	1	100	100	Property Investment
City Team Development Limited	1,000,000	1	–	81	Property Investment
Crown Field Properties Limited	10	1	–	70	Property Investment
Dragon Crest Limited	2	1	–	100	Property Investment
Extensive Trading Company Limited	600,002	1	–	51	Trading of
	1,500,000*	1	–	–	Building Materials
Far East Engineering Services Limited	766,714	10	–	51	Engineering Services and
	233,288*	10	–	–	Trading
Fook Hong Enterprises Company Limited	10,000	100	100	100	Property Investment
General Security (H.K.) Limited	8,402	100	–	51	
	11,600*	100	–	–	Security Services
Gold Queen Limited	5,000	1	100	100	Property Trading
Gradex Limited	2	1	–	100	Property Investment
Grand Hyatt Hong Kong Company Limited	1,000	1	–	64	Hotel Operation
Hang Bong Company Limited	225,000	1	100	100	Property Trading
Happy Champion Limited	2	1	100	100	Investment Holding
Head Step Limited	2	1	100	100	Property Investment
Hip Hing Construction Company Limited	400,000	100	–	51	Construction and Civil
	600,000*	100	–	–	Engineering
Hong Kong Convention and Exhibition	3	1	–	51	
Centre (Management) Limited	1*	1	–	–	Management of HKCEC
Hong Kong Island Development Limited	33,400,000	5	6	100	Property Investment
Hong Kong Island Landscape Company Limited	580,000	10	–	51	Landscaping and
	20,000*	10	–	–	Project Contracting
Hong Kong New World Department Store Company Limited	968,153,000	1	100	100	Department Stores Operation
Honour Shares Limited	100	1	–	100	Investment Holding
International Property Management Limited	450,000	10	–	51	
	95,500*	10	–	–	Property Management
Joint Profit Limited	2	1	100	100	Property Investment
Keen Sales Limited	2	1	–	41	
	2*	1	–	–	Investment Holding
Kentfull Contracting Limited	5,000,000	1	–	36	Interior Decoration Contracting
Kin Kiu Enterprises Limited	10,000	1,000	100	100	Investment Holding
King Lee Investment Company Limited	300	1,000	100	100	Investment Holding
Kiu Lok Service Management Company Limited	2	100	–	51	
	1,002*	100	–	–	Property Management
Kiwi Kleeners Limited	1,000	100	–	51	Trading of Linen
Kleaners Limited	5,000,000	1	–	51	Laundry Services
Koon Soon Limited	2	1	–	100	Property Investment

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
Kunming Fulintang Pharmaceutical Co., Ltd.	Rmb50,000,000	–	–	65	Pharmaceutical Chain Store
Loyalton Limited	2	10	–	100	Property Investment
Macdonnell Hostel Company Limited	2	1	100	100	Hostel Management and Operation
Mega Choice Holdings Limited	100	1	80	80	Property Investment
Mega Fountain Limited	2	1	100	100	Property Trading
Millennium Engineering Limited (formerly Lucking (Asia) Engineering Company Limited)	10,000,000	1	–	45	Supply and Installation of Aluminium Windows and Curtain Wall
New China Laundry Limited	40,000,002	1	–	51	
(formerly New China Steam Laundry Company Limited)	704,000*	1	–	–	Laundry Services
New Waly Interior Products Limited	1,000,000	1	–	36	Trading of Interior Product
New World Department Stores Limited	2	1	–	100	Management Services to Department Stores
New World Development (China) Limited	2	1	–	70	
	2*	1	–	–	Investment Holding
New World Finance Company Limited	200,000	100	100	100	Financial Services
New World Harbourview Hotel Company Limited	1,000	1	–	64	Hotel Operation
New World Hotel Company Limited	40,000,000	1	–	64	Hotel Operation
New World Insurance Services Limited	1,000,000	1	–	51	Insurance Brokerage Service
NWD (Hotels Investments) Limited	576,000,000	0.25	–	64	Investment Holding
New World Investments Limited	2	1	100	100	Property Investment
New World Nominee Limited	2	100	100	100	Nominee Services
New World PCS Limited	1,000,000	1	–	100	Mobile Telecommunication Services
New World Real Estate Agency Limited	2	1	100	100	Estate Agency
New World Tacko (Xian) Limited	10,000	1	–	45	Investment Holding
New World Telephone Holdings Limited	200	1	100	100	Investment Holding
New World Telephone Limited	2	1	–	100	Telecommunication Services
New World Tower Company Limited	2	10	–	100	Property Investment
Ngo Kee Construction Company Limited	270,000	100	–	51	Building and
	1**	1	–	51	Construction
Paterson Plaza Properties Limited	10,000	1	–	100	Property Investment
Peterson Investment Company Limited	10,000	1	100	100	Property Investment
Pollution & Protection Consultant Limited	2	100	–	51	
	14,420*	100	–	–	Cleaning Services
Pollution & Protection Services Limited	8,057,780	1	–	51	
	500,020*	1	–	–	Cleaning Services
Polytown Company Limited	2	10	–	51	
	100,000*	10	–	–	Property Investment
Pontiff Company Limited	10,000,000	1	–	100	Property Investment
Pridemax Limited	2	1	–	100	Property Investment
Ready City Limited	200	1	–	41	Investment Holding

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
Spotview Development Limited	10,000	1	–	100	Property Investment
Tai Yieh Construction & Engineering Company Limited	40,000	1,000	–	51	Construction and Civil Engineering
	10,000*	1,000	–	–	
Tao Yun Company Limited	2	10	–	100	Property Trading
Team Deco International Limited	2	1	–	51	Interior Design
Thyme Company Limited	500	10	70	89	Property Investment
Trend Island Limited	2	1	–	70	Investment Holding
True Hope Investment Limited	4,998	1	–	54	
	2*	1	–	–	Investment Holding
Tridant Engineering Company Limited	34,400,000	1	–	51	Electrical Contracting and Instrument Sales
	15,600,000*	1	–	–	
Try Force Limited	4,998	1	–	54	
	2*	1	–	–	Investment Holding
Tsuen Wan Properties Limited	200	100	–	100	Property Investment
Uniformity Security Company Limited	2	100	–	51	
	2,500*	100	–	–	Security Services
Urban Parking Limited	5,000,000	1	–	51	Carpark Management
Urban Property Management Limited	49,995,498	1	–	51	
	4,502*	1	–	–	Property Management
Vibro (HK) Limited	10,000,002	3	–	51	Piling and caisson
Wai Hong Cleaning & Pest Control Company Limited	200,000	100	–	51	Cleaning and Pest Control Services
Waking Builders Limited	20,000	1,000	–	51	Construction
Waygent Investment Limited	2	1	100	100	Property Investment
World Empire Property Limited	2	1	100	100	Property Investment
Young's Engineering Company Limited	4,000,000	10	–	51	Electrical and Mechanical Engineering
Incorporated in Cayman Islands and operated in Hong Kong					
New World China Land Limited	1,481,901,894	HK$0.10	68	70	Investment Holding
NW China Homeowner Development Limited	5,363,925	US$0.01	–	70	Investment Holding
New World Infrastructure Limited	952,180,007	HK$1	–	54	Investment Holding
New World Services Limited	1,083,333,333	HK$0.10	–	51	Investment Holding
Incorporated and operated in the Philippines					
New World International Development Philippines, Inc.	6,988,016	Peso100	–	27	Hotel Operation

\# Represented ordinary share capital, unless otherwise stated

* Non-voting deferred shares

** Non-voting preference shares

37 Principal Subsidiary Companies (continued)

As at 30 June 2002

	Registered capital	Attributable interest (Note a)		Principal activities
		To the Company	To the Group	
Incorporated and operated in the People's Republic of China				
Beijing Autotech Service Co., Ltd.	US$2,550,000	–	100	Auto Repair Centre
Dalian New World Plaza International Co., Ltd.	Rmb 58,000,000	–	61	Property Investment
Fung Seng Real Estate Development (Shanghai) Co., Ltd.	US$10,000,000	–	56	Property Investment
Gaoming Xinming Bridge Ltd.	Rmb 60,000,000	–	44	Operation of Toll Bridge
Guangdong Xinzhaogao Highways Co., Ltd.	Rmb 80,000,000	–	38	Operation of Toll Road
Guangxi Beiliu Xinbei Highways Limited	Rmb 99,200,000	–	33	Operation of Toll Road
Guangxi Cangwu Xincang Highways Limited	Rmb 64,000,000	–	38	Operation of Toll Road
Guangxi Rongxian Xinrong Highways Limited	Rmb 82,400,000	–	38	Operation of Toll Road
Guangxi Yulin Xintong Highways Limited	Rmb 64,000,000	–	33	Operation of Toll Road
Guangxi Yulin Xinye Highways Limited	Rmb 63,800,000	–	33	Operation of Toll Road
Guangxi Yulin Xinyu Highways Limited	Rmb 96,000,000	–	33	Operation of Toll Road
Guangzhou Metropolitan Properties Co., Ltd.	HK$140,000,000	100	100	Property Investment
Guangzhou New World Properties Development Co., Ltd.	HK$170,000,000	100	100	Property Investment
Guangzhou Xinhuachen Estate Co., Ltd.	Rmb 200,000,000	–	70	Property Investment
Guangzhou Xin Hua Jian Property Development Co., Limited	Rmb 244,000,000	–	70	Property Investment
Guangzhou Xin Yi Development Limited	HK$286,000,000	–	63	Property Investment
Nanjing Huawei Real Estate Development Co., Ltd.	US$12,000,000	–	64	Property Investment
New World Anderson (Tianjin) Development Co., Ltd.	US$10,000,000	–	70	Property Investment
New World Development Limited (Wuhan) Co., Ltd.	US$12,000,000	–	70	Property Investment
New World (Shenyang) Property Development Limited	Rmb 97,720,000	–	63	Property Investment
New World (Tianjin) Development Co., Limited	US$5,000,000	100	100	Property Investment
Ningbo New World Department Store Limited	Rmb 40,000,000	–	100	Department Store Operation
Ningbo Firm Success Consulting Development Company Limited	US$5,000,000	–	100	Investment Holding
Shanghai Heyu Properties Co., Ltd.	US$12,000,000	–	45	Property Investment

As at 30 June 2002

	Registered capital/ issued share capital		Attributable interest (Note a)		Principal activities
	Amount/ Number	Par value per share	To the Company	To the Group	
Incorporated and operated in the People's Republic of China (continued)					
Shanghai Juyi Real Estate Development Co., Ltd.	Rmb 128,000,000	–	–	56	Property Investment
Shanghai Ramada Plaza Ltd.	US$34,000,000	–	–	40	Property Investment
Shenyang New World Department Store Limited	Rmb 30,000,000	–	–	100	Department Store Operation
Shenzhen Topping Real Estate Development Co., Ltd.	HK$182,000,000	–	–	63	Property Investment
Sichuan New World Danshen Base Industrial Co., Ltd.	Rmb 30,000,000	–	–	100	Chinese Herbal Cultivation
Tianjin New World Department Store Limited	US$5,000,000	–	–	100	Department Store Operation
Wuhan Bridge Construction Co., Limited	502,850,000	Rmb1	–	27	Operation of Toll Bridges
Wuhan New Eagle Development Co., Limited	US$10,000,000	–	–	95	Property Investment
Wuxi New World Department Store Limited	US$5,000,000	–	–	100	Department Store Operation
Wuzhou Xinwu Highways Co., Limited	Rmb 72,000,000	–	–	24	Operation of Toll Road
Yunfu Xinxing Highways Limited	Rmb 30,000,000	–	–	30	Operation of Toll Road
Zhaoqing Xinde Highways Co., Ltd.	Rmb 165,867,000	–	–	24	Operation of Toll Road
Zhaoqing Xinfeng Highways Co., Ltd.	Rmb 94,000,000	–	–	24	Operation of Toll Road
Zhaoqing Xingao Highways Co., Ltd.	Rmb 54,000,000	–	–	22	Operation of Toll Road
Zhaoqing Xinhui Highways Co., Ltd.	Rmb 103,500,000	–	–	27	Operation of Toll Road
Zhaoqing Xinning Highways Co., Ltd.	Rmb 90,000,000	–	–	30	Operation of Toll Road

Note:

(a) percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

37 Principal Subsidiary Companies (continued)

As at 30 June 2002

	Ordinary share capital issued		Percentage of equity shares held		Principal activities
	Number	Par value per share	By the Company	By the Group	
Incorporated in Bermuda and operated in Hong Kong					
Pacific Ports Company Limited	2,059,968,000	HK$0.10	–	41	
	3,193,654,306 ^	HK$0.10	–	54	Investment Holding
Incorporated in British Virgin Islands					
Eddington Holdings Limited	100	US$1	–	82	Investment Holding
Ever Brisk Limited	1	US$1	–	70	Investment Holding
Hinto Developments Limited	1	US$1	–	70	Investment Holding
Kiwi Profits Limited	10	US$1	–	70	Investment Holding
Lotsgain Limited	100	US$1	–	54	Investment Holding
Magic Chance Limited	1	US$1	–	70	Investment Holding
Master Services Limited	1,000,000	US$0.01	–	33	Investment Holding
New World BioSciences Holdings Limited	1	US$1	–	100	Investment Holding
New World Capital Finance Limited	1	US$1	100	100	Financial Services
New World Development (BVI) Limited	1	US$1	100	100	Financial Services
New World Enterprise Holdings Limited	1	US$1	100	100	Investment Holding
New World First Bus Services Limited	10,000,000	HK$1	–	51	Bus Services
New World First Ferry Services Limited	1	US$1	–	51	Ferry Services
New World First Ferry Services (Macau) Limited	1	US$1	–	51	Ferry Services
New World First Holdings Limited	10,000,000	HK$1	–	51	Investment Holding
New World Hotels (Corporation) Limited	1	US$1	–	64	Investment Holding
New World Industrial Holdings Limited	1	US$1	–	100	Investment Holding
New World LifeTech Limited	100	US$1	–	80	Investment Holding
New World Telephone International Limited	100	US$1	–	100	Provision of Telecommunication Services
New World Venture Holdings Limited	1	US$1	–	100	Investment Holding
NWD Finance (BVI) Limited	1	US$1	100	100	Financial Services
Park New Astor Hotel Limited	101	US$1	–	100	Property Investment
Radiant Glow Limited	1	US$1	–	70	Investment Holding
Sea Walker Limited	1	US$1	100	100	Investment Holding
Sparkling Rainbow Limited	1	US$1	–	70	Investment Holding
Steadfast International Limited	2	US$1	100	100	Investment Holding
Steady Profits Limited	1	US$1	–	70	Investment Holding
Sweet Prospects Enterprises Limited	1	US$1	–	70	Investment Holding
True Blue Developments Limited	1	US$1	–	70	Investment Holding
Twin Glory Investments Limited	1	US$1	–	70	Investment Holding

^ Cumulative convertible redeemable preference shares.

38 Principal Associated Companies

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong					
Birkenhead Property & Investment Limited	1,200,000	1	–	50	Property Investment
CSX World Terminals Hong Kong Limited	55,000 'A'	1	–	–	Operation of Container
	5,000 'B'	1	–	15	Terminal
Estoree Limited	500 'A'	10	–	–	
	500 'B'	10	–	50	
	9,000 'C' **	10	–	–	Property Investment
Ever Light Limited	1,000	1	40	40	Property Investment
Global Perfect Development Limited	1,000,000	1	–	35	Investment Holding
Global Winner Limited	2	1	–	50	Property Investment
Kentfull Engineering Company Limited	10,000	1	–	22	Building Construction
Niceline Company Limited	1,000	1	–	24	Investment Holding
Pure Jade Limited	1,000	1	–	20	Property Investment
Quon Hing Concrete Company Limited	200,000	100	–	26	Production of Concrete
Ranex Investment Limited	100	1	–	10	Property Trading
Shun Tak Centre Limited	1,000	100	–	29	Property Investment
Silverland Limited	4	1	50	50	Property Investment
Sun City Holdings Limited	8,000,000	1	–	21	Investment Holding
Tengis Limited	2	10	–	12	Share Registration, Company Secretarial Services and Business Services
Yargoon Company Limited	150,000	100	–	16	Stone Quarrying
Incorporated and operated in the United States of America					
CyberLancet Corporation	49,000,000 ß	–	–	–	Development of
	21,000,000 +	–	–	54	Internet Technology
CyberNova Corporation	30,000,000 ß	–	–	–	Development of
	20,000,000 +	–	–	54	Cable Modem
Prediwave Corporation	35,000,000 ß	–	–	–	Development of
	15,000,000 +	–	–	54	Video-on-demand
TechStock, Inc.	30,000,000 ß	–	–	–	Technology
	20,000,000 +	–	–	54	Investment Holding
Visionaire Technology Corporation	35,000,000 ß	–	–	–	Technology
	15,000,000 +	–	–	54	Investment Holding
WarpEra Corporation	42,000,000 ß	–	–	–	Development of Computer
	18,000,000 +	–	–	54	Hardware and Software

\# Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares.

** Non-cumulative non-voting redeemable preference shares.

ß Common stocks.

\+ Series A preferred stocks

As at 30 June 2002

	Registered capital/ issued share capital#		Percentage of equity shares held		Principal activities
	Amount/ Number	Par value per share	By the Company	By the Group	
Incorporated and operated in Thailand					
Ploenchit Arcade Company Limited	20,000	Baht10,000	–	13	Hotel Investment
Incorporated in British Virgin Islands					
Faith Yard Property Limited	1	US$1	–	35	Property Investment
Fortune Star Worldwide Limited	100	US$1	–	28	Investment Holding
Grand Make International Limited	100	US$1	–	31	Investment Holding
New Dragon Asia Food Limited	1	US$1	–	32	Investment Holding
New QU Energy Limited	65,000,000 ß	–	–	–	Development and Production
	35,000,000 +	–	–	35	of Heat Transfer Devices
Newton Asia Limited	2	US$1	50	50	Property Investment
Sinclair Profits Limited	10	US$1	–	35	Investment Holding
Incorporated and operated in the People's Republic of China					
Beijing Chang Le Real Estates Development Co., Ltd.	US$12,000,000	–	–	24	Property Investment
Beijing Fu Wah Real Estates Development Co., Ltd.	US$8,000,000	–	–	24	Property Investment
Beijing Niceline Real Estates Development Co., Ltd.	US$8,000,000	–	–	24	Property Investment
Beijing Po Garden Real Estates Development Co., Ltd.	US$12,000,000	–	–	24	Property Investment
Shangdong Unison Bioengineering Co., Ltd.	Rmb5,000,000	–	–	35	Chinese Herbal
Shanghai New World Huai Hai Property Development Co., Ltd.	US$70,000,000	–	–	31	Property Investment
Incorporated in Bermuda and operated in Hong Kong					
Kwoon Chung Bus Holdings Limited	393,906,000	HK$0.10	–	15	Bus Services
Tai Fook Securities Group Limited	488,409,699	HK$0.10	–	10	Financial Services
Wai Kee Holdings Limited	773,994,000	HK$0.10	–	8	Construction and Civil Engineering

\# Registered ordinary shares, unless otherwise stated.

ß Common stocks.

\+ Series A preferred stocks.

39 Principal Jointly Controlled Entities

As at 30 June 2002

	Registered capital	Attributable interest Ω		Principal activities
		To the Company	To the Group	
Incorporated and operated in the People's Republic of China				
Equity Joint Ventures				
Beijing Orient Mosler Security Technology Co., Ltd.	US$2,000,000	–	25	Security System
Guangzhou Oriental Power Co., Limited	Rmb990,000,000	–	14	Generation and Supply of Electricity
Guangzhou Pearl River Power Co., Limited	Rmb420,000,000	–	27	Generation and Supply of Electricity
Hong Kong Jing-Guang Development Ltd	HK$1,000,000	–	23	Hotel Operation
CSX Orient (Tianjin) Container Terminals Co., Limited (formerly Sea-Land Orient (Tianjin) Container Terminals Co., Limited)	US$29,200,000	–	11	Operation of Container Terminal
Shanghai Jianmei Property Development Co., Ltd	US$10,000,000	–	21	Property Investment
Shenyang New World Lumingchun Building Co., Limited	Rmb68,000,000	–	49	Hotel Operation
Wuhan New World Refrigeration Industrial Corporation Limited	Rmb60,000,000	–	50	Refrigeration Equipment Manufacturing
Yixing United Ceramics Company Ltd.	US$16,360,000	–	48	Ceramics Tiles Manufacturing
Co-operative Joint Ventures				
Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) Co., Limited	Rmb580,000,000	–	14	Operation of Toll Road
Beijing Chong Wen-New World Properties Development Co., Limited	US$104,100,000	–	40-49	Property Investment
Beijing Chong Yu Real Estate Development Co., Limited	US$81,840,000	–	49	Property Investment
Beijing Xin Kang Real Estate Development Co., Ltd.	US$12,000,000	–	49	Property Investment
Beijing Xin Lian Hotel Co., Ltd.	US$12,000,000	–	41	Hotel Operation
China New World Electronics Limited	US$20,000,000	–	49	Property Investment
Dongguan New World Garden Trade Construction Co., Limited	US$12,000,000	–	26	Property Investment
Dongguan New World Square Trade Construction Co., Limited	US$12,000,000	–	26	Property Investment
Grand New World Hotel Company Limited	US$10,800,000	–	22	Hotel Operation

39 Principal Jointly Controlled Entities (continued)

As at 30 June 2002

	Registered capital	Attributable interest Ω		Principal activities
		To the Company	To the Group	
Incorporated and operated in the People's Republic of China (continued)				
Co-operative Joint Ventures (continued)				
Guangzhou Cosmart Estate Development Limited	HK$48,000,000	–	42	Property Investment
Guangzhou Fong-Chuen New World Property Development Co., Limited	Rmb330,000,000	–	42	Property Investment
Guangzhou Fucheng Property Development Co., Limited	HK$80,000,000	–	42	Property Investment
Guangzhou Northring Freeway Company Limited	US$19,255,000	–	36	Operation of Toll Road
Huishen (Yantian) Expressway Huizhou Co., Ltd.	Rmb39,000,000	–	18	Operation of Toll Road
Huizhou City Hui-Ao Roadway Co., Ltd.	Rmb75,000,000	–	27	Operation of Toll Road
Huizhou City Huixin Expressway Co., Ltd.	Rmb34,400,000	–	27	Operation of Toll Road
Shanghai Trio Property Development Co., Limited	US$75,000,000	–	24	Property Redevelopment
Shenzhen Top One Real Estate Development Co., Ltd.	HK$60,000,000	–	49	Property Investment
Tianjin New World Properties Development Co., Limited	US$12,000,000	–	49	Land Development
Tangjin Expressway (Tianjin North Section)				
Tianjin Xinlu Expressway Co., Limited	Rmb99,092,000	–	49 @	Operation of Toll Road
Tianjin Xindi Expressway Co., Limited	Rmb93,688,000	–	49 @	Operation of Toll Road
Tianjin Xinlong Expressway Co., Limited	Rmb99,400,000	–	49 @	Operation of Toll Road
Tianjin Xinming Expressway Co., Limited	Rmb85,468,000	–	49 @	Operation of Toll Road
Tianjin Xinqing Expressway Co., Limited	Rmb99,368,000	–	49 @	Operation of Toll Road
Tianjin Xinquan Expressway Co., Limited	Rmb92,016,000	–	49 @	Operation of Toll Road
Tianjin Xinsen Expressway Co., Limited	Rmb87,300,000	–	49 @	Operation of Toll Road
Tianjin Xinshi Expressway Co., Limited	Rmb99,388,000	–	49 @	Operation of Toll Road
Tianjin Xinsi Expressway Co., Limited	Rmb96,624,000	–	49 @	Operation of Toll Road
Tianjin Xintong Expressway Co., Limited	Rmb99,448,000	–	49 @	Operation of Toll Road
Tianjin Xintuo Expressway Co., Limited	Rmb99,316,000	–	49 @	Operation of Toll Road
Tianjin Xinxiang Expressway Co., Limited	Rmb90,472,000	–	49 @	Operation of Toll Road
Tianjin Xinyan Expressway Co., Limited	Rmb89,028,000	–	49 @	Operation of Toll Road
Tianjin Xinzhan Expressway Co., Limited	Rmb89,392,000	–	49 @	Operation of Toll Road
Wuhan Airport Road Development Limited	Rmb60,000,000	–	22	Operation of Toll Road
Wuhan Taibei & New World Hotel Co., Ltd.	US$14,160,000	–	35	Hotel Operation
Wuhan Wuxin Hotel Co., Ltd.	US$13,500,000	–	42	Property Investment
Wuhan Xinhan Development Co., Limited	Rmb30,000,000	–	35	Property Investment
Wuxi New City Development Co., Limited	US$10,040,000	–	26	Hotel Operation

Ω percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

@ Represented cash sharing ratio for the first 15 years of the joint venture period, thereafter the ratio will change to 60%.

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong					
Company Limited By Shares					
Asia Container Terminal Limited	1,000	1	–	10	Development and Operation *of Container Terminal*
Asian Success Investments Limited	900	1	–	33	Property Development
ATL Logistics Centre Hong Kong Limited	100,000	1	–	23	
	20,000 **	1	–	36	Operation of Cargo
	39,000 *	1	–	–	Handling and
	15,918 ***	1	–	–	Storage Facilities
Direct Profit Development Limited	200,000	0.05	–	15	Property Investment
Ever Sure Investments Limited	2	1	–	50	Property Investment
Far East Landfill Technologies Limited	1,000,000	1	–	24	Landfill
Gloryland Limited	900	1	–	33	Property Trading
Grace Sign Limited	1,000	1	–	30	Property Development
Istaron Limited	4	1	–	32	Investment Holding
Jade Gain Enterprises Limited	100	1	–	45	Property Investment
Newfoundworld Limited	200,000	10	–	20	Property Trading
Ocean Champion Development Limited	10,000	1	–	50	Property Investment
Sheenity Enterprises Limited	10,000	1	–	50	Property Investment
Sky Connection Limited	100	1	–	48	Duty-Free, Liquor and Tobacco Sales
Super Lion Enterprises Limited	2	1	50	50	Property Investment
Supertime Holdings Limited	100	1	–	25	Property Investment
Tate's Cairn Tunnel Company Limited	1,100,000	0.01	–	16	
	600,000,000 *	1	–	–	Operation of Toll Tunnel
Wise Come Development Limited	30	1	–	40	Property Development
Incorporated in British Virgin Islands and operated in the People's Republic of China					
Holicon Holdings Limited	2	US$1	–	50	Property Development
Jaidan Profits Limited	2	US$1	–	50	Property Development
Jorvik International Limited	2	US$1	–	50	Property Development
Orwin Enterprises Limited	2	US$1	–	50	Property Development
Cyber China Inc.	100	US$1	–	35	Investment Holding
Incorporated in British Virgin Islands					
Quick Wealth Investment Limited	100	US$1	–	32	Investment Holding
Right Choice International Limited	200	US$1	–	28	Property Investment

39 Principal Jointly Controlled Entities (continued)

As at 30 June 2002

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Malaysia					
Company Limited By Shares (continued)					
Great Union Properties Sdn. Bhd.	100,000,000	M$1	–	38	
	10,000,000 ^	M$0.10	–	38	Property Investment
T & T Properties Sdn. Bhd.	9,500,000	M$1	–	33	Property Investment
Incorporated in Hong Kong and operated in Macau and the People's Republic of China					
Sino-French Holdings (Hong Kong) Limited	1,086,280 'A'	HK$100	–	–	
	2,089,000 'B'	HK$100	–	27	Operation of Water and
	1,002,720 'C'	HK$100	–	–	Electricity Plants

Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares.

** Non-voting preference shares.

*** Non-voting deferred preference shares.

^ Redeemable cumulative preference share.

General Terms

Att.	Attributable
ACT	Asia Container Terminals Limited
ATL	ATL Logistics Centre Hong Kong Limited
CEM	Companhia de Electricidade de Macau
CSXWT Hong Kong	CSX World Terminals Hong Kong Limited
Forex	Foreign exchange
FTNS	Fixed Telecommunications Network Services
FY	Fiscal year, 1 July to 30 June
GDP	Gross domestic product
GNRR	Guangzhou City Northern Ring Road
GFA	Gross floor area
Group	New World Development Company Limited and its subsidiary companies
Hip Hing or Hip Hing Construction	Hip Hing Construction Company Limited
HK	Hong Kong
HKCEC	Hong Kong Convention and Exhibition Centre
HK$	Hong Kong dollar(s), the lawful currency of Hong Kong
HK$Bil or HK$ Billion	billion of Hong Kong Dollars
HK$Mil or HK$ million or HK$m	million of Hong Kong Dollars
HOS	Home Ownership Scheme
IDD	International Direct Dialing services
IP	Internet Protocal, the open protocal used for communication between Network, LANs and WANs
KCRC	Kowloon Canton Railway Corporation
KLN	Kowloon
MTR	Mass Transit Railway
n/a	not applicable
New World or NWD	New World Development Company Limited

General Terms (continued)

N.T.	New Territories
NWCEP or New World China Enterprises	New World China Enterprises Projects Limited
NWCL or New World China Land	New World China Land Limited
NWDS or New World Department Stores	New World Department Stores Limited
NWFB or New World First Bus	New World First Bus Services Limited
NWFF or New World First Ferry	New World First Ferry Services Limited
NWI or New World Infrastructure	New World Infrastructure Limited
NWM	New World Mobility
NWS or New World Services	New World Services Limited
NWS Holdings	NWS Holdings Limited
NWT or New World Telephone	New World Telephone Limited
PPC	Pacific Ports Company Limited
PRC or Mainland China	The People's Republic of China
PSPS	Private Sector Participation Scheme
Rd	Road
RMB	the lawful currency of The People's Republic of China
Sino-French	Sino-French Holdings (Hong Kong) Limited
TBD	To be determined
Trident or Trident Engineering	Trident Engineering Company Limited
US	The United States of America
Urban Property Management	Urban Property Management Limited
URA	Urban Renewal Authority
US$	United States dollar(s), the lawful currency of the United States
WTO	World Trade Organisation
Young's or Young's Engineering	Young's Engineering Holdings Limited

Financial Terms

AOP or Attributable Operating Profit	Attributable profit before other non-recurrent income and charge and net financing costs
ARPU	Average Revenue per user per month
Current ratio	$\frac{\text{Current assets}}{\text{Current liabilities}}$
Earnings Per Share or EPS	$\frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares in issue during the year}}$
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Gearing Ratio	$\frac{\text{Net Book Debt}}{\text{Shareholders' funds}}$
Interest Cover or Interest Coverage	$\frac{\text{Operating profit before interest plus share of results of associated companies and jointly controlled entities}}{\text{Interest expense including capitalised interest}}$
Net Debt	The aggregate of bank loans, other loans, overdrafts, convertible bonds, debentures and finance leases less cash and bank balances

Technical Terms

2.5G	2.5 Generation mobile communication system as the broad band wireless communication systems focused on providing high speed data and applications based on mobile internet, intranet, extranet and mobile multimedia
CJV	Co-operative joint venture
EJV	Equity joint venture
IPLC	International Private Leased Circuit
JCE	Jointly controlled entities
MVNO	Mobile Virtual Network Operator
WFE or FWOE	Wholly foreign-owned enterprises

Measurements

km	kilometre(s)
m^3	cubic metre
Mbps	Million bits per second
MW	megawatt(s), equal to 1,000kW
sq.ft.	square feet
sq.m.	square metre
TEU or TEUs	Twenty-Foot Container Equivalent Unit

Consolidated Balance Sheet

	2002 HK$m	2001 HK$m (As restated)	2000 HK$m (As restated)	1999 HK$m (As restated)	1998 HK$m (As restated)
Goodwill	**123.3**	–	–	–	–
Fixed assets	**41,046.1**	46,082.9	44,556.3	39,912.5	37,545.1
Investments in associated companies, jointly controlled entities and other investments	**43,444.7**	40,784.7	45,282.8	40,827.0	37,127.0
Long term receivables	**948.7**	539.4	473.9	627.2	692.6
Deferred expenditure	**–**	–	–	–	222.1
Current assets	**41,212.1**	43,072.1	37,704.2	33,986.2	29,119.8
	126,774.9	130,479.1	128,017.2	115,352.9	104,706.6
Less: Current liabilities	**31,061.6**	24,265.5	17,506.3	18,322.5	15,202.3
	95,713.3	106,213.6	110,510.9	97,030.4	89,504.3
Share capital	**2,166.4**	2,134.0	2,114.1	2,127.8	1,984.9
Reserves	**51,268.3**	55,300.6	56,094.0	54,362.8	52,827.2
Proposed final dividend	**216.6**	213.4	211.4	319.2	635.2
Shareholders' funds	**53,651.3**	57,648.0	58,419.5	56,809.8	55,447.3
Minority interests	**18,069.8**	17,407.7	17,298.7	9,805.8	9,079.6
Mandatorily convertible bonds	**–**	1,162.2	1,162.2	3,864.6	–
Long term liabilities	**23,929.3**	29,970.9	33,611.9	26,526.4	24,960.4
Deferred taxation	**62.9**	24.8	18.6	23.8	17.0
	95,713.3	106,213.6	110,510.9	97,030.4	89,504.3

Consolidated Profit and Loss Account

	2002 HK$m	2001 HK$m (As restated)	2000 HK$m	1999 HK$m	1998 HK$m
Turnover	**22,874.6**	24,382.4	20,535.2	17,527.1	20,389.9
Operating profit before financing costs and income	**3,102.6**	1,770.7	2,638.6	2,134.9	3,699.6
Net financing costs	**(1,402.6)**	(1,538.5)	(1,485.1)	(840.3)	(754.6)
Share of results of associated companies and jointly controlled entities	**565.1**	885.5	774.2	1,351.0	637.1
Profit before taxation	**2,265.1**	1,117.7	1,927.7	2,645.6	3,582.1
Taxation	**(524.7)**	(494.9)	(567.2)	(545.6)	(735.2)
Profit after taxation	**1,740.4**	622.8	1,360.5	2,100.0	2,846.9
Minority interests	**(465.0)**	(576.4)	(1,145.5)	(771.6)	(704.0)
Profit attributable to shareholders	**1,275.4**	46.4	215.0	1,328.4	2,142.9
Dividend per share (HK$)					
– interim	**0.10**	0.10	0.10	0.15	0.32
– final	**0.10**	0.10	0.10	0.15	0.32
	0.20	0.20	0.20	0.30	0.64
Earnings per share (HK$)					
– basic	**0.60**	0.02	0.10	0.65	1.11
– diluted	**N/A**	N/A	N/A	N/A	1.10

Certain comparatives have been restated as a result of the adoption of SSAP 9 (Revised) "Events after the balance sheet date", SSAP 30 "Business combinations" and SSAP 31 "Impairment of assets".

Board of Directors

* Dato' Dr. Cheng Yu-Tung *(Chairman)*
* Dr. Cheng Kar-Shun, Henry *(Managing Director)*
# The Honourable Lee Quo-Wei
# Lord Sandberg, Michael
# Dr. Ho Tim
* Dr. Sin Wai-Kin, David
Cheng Yue-Pui
* Liang Chong-Hou, David
# Yeung Ping-Leung, Howard
# Cha Mou-Sing, Payson
Cheng Kar-Shing, Peter
Leung Chi-Kin, Stewart
Chan Kam-Ling
Chow Kwai-Cheung
Cha Mou-Zing, Victor
(alternate director to Cha Mou-Sing, Payson)

* Executive Directors
# *Independent non-executive directors*

Company Secretary

Leung Chi-Kin, Stewart

Auditors

PricewaterhouseCoopers
H.C. Watt & Company Limited

Solicitors

Yung, Yu, Yuen & Company
Woo, Kwan, Lee & Lo

Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited,
19 Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

Registered Office

30th Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673

Principal Bankers

ANZ Bank
Bank of China
BNP Paribas
Chase Manhattan Bank, N.A.
China Construction Bank
Citibank N.A.
Deutsche Bank
Hang Seng Bank
Industrial and Commercial Bank of China (Asia) Ltd.
Nanyang Commercial Bank
Sumitomo Mitsui Banking Corporation
The Hongkong and Shanghai Banking Corporation
UFJ Bank

Stock Code

Hong Kong Stock Exchange 0017
Reuters 0017HK
Bloomberg 17HK

Investor Information

For more information about the Group, please contact the Corporate Communications Department at:

New World Development Company Limited,
30th Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 6790
Fax: (852) 2131 0638
e-mail: newworld@nwd.com.hk

Website

www.nwd.com.hk

This Annual Report was produced
by the Corporate Communications Department
and the Accounts Department.

Chinese Version
The Chinese version of this Annual Report is available on
request from New World Development Company Limited.

Where the English and the Chinese texts conflict,
the English text prevails.

Design
Sedgwick Richardson

Photography
Principal photography by Alfred Ko

Production
Equity Financial Press Limited

Printer
Asia One Printing Limited

Chinese Translation
Central Language Services, Ltd

新世界發展有限公司
New World Development Company Limited

30/F, New World Tower
18 Queen's Road Central
Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673
www.nwd.com.hk